UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: April 8, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated April 7, 2011, entitled “2010 Hong Kong Annual Report”.
99.2	Announcement dated April 7, 2011, entitled “Notice of Annual General Meeting”.
99.3	Announcement dated April 7, 2011, entitled “Explanatory Statement Relating to General Mandates to Issue Securities and Repurchase Shares and Re-election of Directors”.
99.4	Announcement dated April 7, 2011, entitled “Form of proxy for the Annual General Meeting to be held on 27 May 2011”.

Exhibit 99.1

Company Profile

CNOOC Limited (the “Company”, together with its subsidiaries, the “Group” or “we”), incorporated in Hong Kong Special Administration Region (“Hong Kong”) in August 1999, was listed on the New York Stock Exchange (code: CEO) and The Stock Exchange of Hong Kong Limited (code: 00883) on 27 and 28 February 2001, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in July 2001.

The Group is China’s largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world. The Group mainly engages in exploration, development, production and sales of oil and natural gas.

The Group has four major producing areas in offshore China, and they are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. In overseas, the Group has oil and gas assets in Indonesia, Australia, Nigeria, Argentina, the U.S. and some other countries.

As of 31 December 2010, the Group owned net proved reserves of approximately 2.99 billion BOE, and its average daily net production was 900,702 BOE. The Group had 4,650 employees and total assets of approximately RMB327.93 billion.

Content

2	Financial Summary
3	Operating Summary
5	Milestone Events 2010
7	Chairman’s Statement
9	CEO’s Statement
12	Business Overview
13	Exploration, Development and Production
15	New Overseas Projects
16	Regional Overview
20	Sales and Marketing
21	Research and Development
21	Internal Control and Risk Management System
22	Health, Safety and Environmental Protection
23	Corporate Citizen
24	Human Resources
26	Corporate Governance Report
40	Directors and Senior Management
48	Report of the Directors
58	Management’s Discussion and Analysis
63	Independent Auditors’ Report
64	Consolidated Statement of Comprehensive Income
65	Consolidated Statement of Financial Position
66	Consolidated Statement of Changes in Equity
67	Consolidated Statement of Cash Flows
68	Statement of Financial Position
69	Notes to Consolidated Financial Statements
115	Supplementary Information on Oil and Gas Producing Activities (Unaudited)
128	Notice of Annual General Meeting
135	Glossary
136	Company Information

Financial Summary
 (Amounts expressed in millions of RMB)

Consolidated Statement of Comprehensive Income (Audited)
Year ended 31 December

	2006	2007	2008	2009	2010

Total revenues	88,947	90,724	125,977	105,195	183,053
Total expenses	(45,893)	(49,525)	(72,112)	(64,870)	(111,648)
Interest income/(finance costs), net	(1,050)	(1,359)	676	103	(518)
Exchange gains, net	308	1,856	2,551	54	995
Share of profits of associates	322	719	374	173	199
Investment income	613	902	476	200	427
Non-operating income/(expenses), net	876	(7)	(62)	(34)	142

Profit before tax	44,123	43,310	57,880	40,821	72,650
Income tax expense	(13,196)	(12,052)	(13,505)	(11,335)	(18,240)

Profit for the year	30,927	31,258	44,375	29,486	54,410

Consolidated Statement of Financial Position (Audited)
As at 31 December

	2006	2007	2008	2009	2010

Current assets	47,892	54,645	63,770	70,871	100,653
Property, plant and equipment	103,406	118,880	138,358	165,320	212,330
Investments in associates	1,544	2,031	1,785	1,727	1,781
Intangible assets and goodwill	1,409	1,331	1,206	1,230	3,022
Available-for-sale financial assets	1,017	1,819	1,550	3,120	8,704
Other non-current assets	—	1,087	—	—	1,436

Total assets	155,268	179,793	206,669	242,268	327,926

Current liabilities	(14,481)	(21,401)	(18,799)	(31,041)	(69,410)
Non-current liabilities	(32,973)	(24,077)	(27,632)	(37,291)	(42,750)

Total liabilities	(47,454)	(45,478)	(46,431)	(68,332)	(112,160)

Equity	107,814	134,315	160,238	173,936	215,766

Operating Summary
Year ended 31 December

	2006	**	2007	**	2008	2009	2010

Production
Net production of crude and liquids (barrels/day)
Bohai Bay	200,944		206,748		218,478	253,884	408,946
Western South China Sea	40,437		34,163		56,761	72,605	84,116
Eastern South China Sea	105,902		103,715		122,813	118,395	121,454
East China Sea	1,464		1,467		85	63	53
Overseas	23,973		25,735		23,931	64,749	106,965

Total	372,720		371,827		422,068	509,696	721,534

Net production of natural gas (mmcf/day)
Bohai Bay	64.5		70.2		74.5	79.2	120.4
Western South China Sea	251.8		237.3		284.7	275.4	354.0
Eastern South China Sea	23.1		27.4		28.1	50.2	139.5
East China Sea	21.2		24.0		6.8	6.0	5.5
Overseas	130.3		200.7		227.0	242.7	420.6

Total	490.9		559.6		621.1	653.5	1,040.0

Total net production (BOE/day)
Bohai Bay	211,697		218,447		230,896	267,079	429,008
Western South China Sea	84,625		75,573		106,764	120,745	145,274
Eastern South China Sea	109,744		108,279		127,490	126,765	144,712
East China Sea	5,004		5,462		1,225	1,057	972
Overseas	46,411		61,646		64,353	108,250	180,736

Total	457,482		469,407		530,728	623,896	900,702

Reserves at year end*
Net proved crude and liquids reserves (million barrels)

Bohai Bay	933.4	951.3	933.6	1,028.2	997.7
Western South China Sea	190.5	208.9	245.8	258.9	260.0
Eastern South China Sea	200.2	226.6	202.4	190.9	225.0
East China Sea	20.4	20.5	17.8	17.5	18.9
Overseas	145.3	156.7	178.7	172.2	413.5

Total	1,489.8	1,564.1	1,578.3	1,667.8	1,915.1

Net proved natural gas reserves (bcf)
Bohai Bay	765.0	761.5	789.2	785.4	728.3
Western South China Sea	2,648.1	2,539.2	2,211.7	2,198.6	2,034.1
Eastern South China Sea	792.0	779.4	873.3	843.6	1,254.3

East China Sea	390.0	373.8	342.2	338.9	370.6
Overseas	1,636.5	1,768.9	1,406.9	1,777.5	2,071.0

Total	6,231.6	6,222.8	5,623.3	5,944.0	6,458.3

Total net proved reserves (million BOE)
Bohai Bay	1,060.9	1,078.2	1,065.1	1,159.1	1,119.1
Western South China Sea	631.9	632.1	614.4	625.4	599.0
Eastern South China Sea	332.3	356.5	347.9	331.5	434.1
East China Sea	85.4	82.8	74.8	74.0	80.7
Overseas	418.0	451.6	413.2	468.5	761.6

Total	2,528.5	2,601.2	2,515.4	2,658.4	2,994.5

Others
Reserve life (years)	15.1	15.2	13.0	11.7	9.1
Reserve replacement ratio (%)	199	142	60	163	202

Average realized price
Crude oil (US$/barrel)	58.90	66.26	89.39	60.61	77.59
Natural gas (US$/mcf)	3.05	3.30	3.83	4.01	4.27

*
The net proved reserve estimates from 2006 to 2009 contained in this table were made by the independent consultants. The net proved reserve estimates in 2010 were also made by the independent consultants except that the reserve estimates of Wenchang 13-1, Wenchang 13-2, Dongfang 1-1 oil and gas fields offshore China, and Akpo and Egina oil fields in Nigeria, were made by the Company and accounted for 10.7% of the Company’s total net proved reserves.

**
Including our interest in an unconsolidated investee, which represented 0.3% of our proved reserves and 0.9% of our net production in 2006, and 0.3% of our proved reserves and 0.8% of our net production in 2007.

Milestone Events 2010

EXPLORATION

9	February	The third deepwater discovery of Liuhua 29-1 in South China Sea announced

31	March	Significant discovery of Enping 24-2 in Eastern South China Sea announced

19	April	Significant discovery of Penglai 9-1 in Bohai Bay announced

13	November	Discovery of Dongfang13-1, a breakthrough in the middle formation of Yinggehai Basin in Western South China Sea

15	December	Announced that the exploratory well Lingshui 22-1-1 on Block 64/11 in deepwater South China Sea encountered gas-bearing sands

DEVELOPMENT

29	March	Successful commencement of production of Weizhou 11-1E oilfield in Western South China Sea and Bozhong 3-2 oilfield in Bohai Bay announced

28	April	Successful commencement of production of Caofeidian 18-1 oilfield in Bohai Bay announced

22	July	Successful commencement of production of Bozhong 29-4 oilfield in Bohai Bay announced

9	August	Successful commencement of production of Bozhong 19-4 oilfield in Bohai Bay announced

19	August	Successful commencement of production of Huizhou 25-3 oilfield in Eastern South China Sea announced

20	October	Successful commencement of production of Bozhong 26-3 and Luda 32-2 oilfields in Bohai Bay announced

28	October	Successful commencement of production of Weizhou 6-8 oilfield in Western South China Sea announced

ACQUISITIONS

14	March	Reorganization of Bridas Corporation to a joint venture with Bridas Energy

Holdings Ltd. announced
30	April	Increasing of stake in block 15/34 of the Pearl River Mouth Basin in Eastern South China Sea announced

17	May	Winning of bid for Technical Service Contract for the Missan oilfields in Iraq announced

11	October	Acquisition of 33.3% undivided interest in the Eagle Ford Shale project from Chesapeake announced

28	November	Announced that Bridas Corporation will acquire 60% equity interest in Pan American Energy LLC from BP

OTHERS

January	Chairman Mr. FU Chengyu was selected and ranked 42nd as “The Best-Performing CEOs in the World” by Harvard Business Review

April	Awarded the “Best Chinese Company” in the “Corporate Governance Asia Recognition Awards 2010”

August
Changes in management team announced: Mr. FU Chengyu will resign as CEO but remain as Chairman; Mr. YANG Hua will be appointed as new CEO and Vice Chairman; Mr. LI Fanrong will be appointed as new President

September
Announced that China National Offshore Oil Corporation (“CNOOC”), our parent company, signed amendment agreements to the Production Sharing Contracts with Chevron, BP and Devon Energy Corporation for deepwater blocks 42/05, 64/18 and 53/30 in South China Sea

September	Appointment of Mr. ZHONG Hua as new CFO announced

September	Being selected as one of the “Asia’s Best Companies 2010” by Finance Asia

November	Awarded “Energy Company of the Year”, the highest award of Platts Global Energy Awards, and “Energy Producer of the Year” in 2010 by Platts

November	Awarded the “Best Natural Gas Energy Enterprise of China” by Global Finance

Chairman’s Statement

Dear shareholders,

With the year 2010 quietly slipping by, CNOOC Limited has reached another milestone in the course of its development with your care and support. In reporting the Company’s major operating results, I hereby would like to sum it up in two key expressions — “a new era of growth” and “changes in management team”. I will also share with you my thoughts on CNOOC Limited’s future development in another key expression — “value creation as top priority”.

A NEW ERA OF GROWTH

As you know, in 2010, on the premise of implementing its established business strategies, CNOOC Limited has taken another big step forward in its business development including a significant increase in production, breakthroughs in exploration, and remarkable financial results. In addition, the Company has made considerable achievements in its overseas development.

Although the operating results of this year continued to show record development and enviable growth as in the previous years, in my view, and to CNOOC Limited, the long-term implication of this year’s outstanding results has surpassed that of the previous years.

In 2009, with annual oil and gas production volume reaching 227.7 million BOE, CNOOC Limited had already secured the leading position among the independent oil and gas companies in the world. At that time, the market was already concerned about whether the Company could keep its rapid growth momentum on top of such large production base. In 2010, CNOOC Limited proactively addressed such market concern by achieving net production of 328.8 million BOE, representing a significant increase of 44.4%.

I understand that our investors’ goals are not limited to our “record-breaking” achievements in the past. What made me feel inspired is: CNOOC Limited is still capable of, on top of 10-year growth story, delivering further growth from the platform of such high production volume. In 2011, the Company’s annual production target is 355 to 365 million BOE, and over the next five years, the production target of the compound annual growth rate is between 6% and 10%.

I believe that CNOOC Limited’s remarkable performance will dismiss any concerns whether its glory will only be “a flash in the pan”. The Company is already well equipped with the strength to realize its long-term development target on a new production platform.

CHANGES IN MANAGEMENT TEAM

While the remarkable growth was recorded in our results for the year, our management team was also growing at the same time. In 2010, the team was strengthened through changes made during the year. The injection of new force and the inheritance of experiences were carried out at the same time.

In the year, I officially resigned from the role of Chief Executive Officer. During my seven year’s term as Chief Executive Officer, I worked sincerely with other members of senior management, and together we led CNOOC Limited to its outstanding growth and brought up our succession team.

In 2010, our successors got ready to assume more responsibilities. The Board made an unanimous decision that Mr. YANG Hua, former President and Chief Financial Officer of our Company, will step into the new role as Chief Executive Officer. Mr. LI Fanrong, who has served the Company for many years, was appointed as the President. Mr. ZHONG Hua, the new Chief Financial Officer, has also served in the offshore oil industry for almost 30 years.

I have confidence in their ability, passion, and integrity with which they will lead CNOOC Limited to a bright future. For this reason, I was able to resign from the role of Chief Executive Officer without any worries.

In the future, as the Chairman and together with other Board members, I will be responsible for steering the direction of the Company, to support and oversee the management team for its daily management and operations so as to ensure that the Company will continue to create value and maintain a sustainable development.

VALUE CREATION AS TOP PRIORITY

The Company will continue to play the role of value creator for our shareholders.

In 2010, with its stock price appreciating 51.1% year over year, CNOOC Limited topped Hong Kong’s blue chip companies. I believe that this has delivered to you substantial benefit. In addition, the Board has proposed a year end dividend of HK$0.25 per share.

Our management team, as well as our entire staff and myself, are profoundly proud of such a remarkable value creating ability. I believe that our new management team will be able to further utilize and strengthen this ability.

In the future, in the course of achieving the “value creation as top priority”, I believe we need to focus on the following three aspects.

First of all, people — although most of the Company’s present management team members are trained and promoted internally, we never close the door against the talented people outside. As we enter a new era of growth, CNOOC Limited needs to further rely on the ability of human talent and welcome new talent from outside in order to create more value.

Secondly, a structured system — from my point of view, talented people create value and a structured system can preserve value. Although CNOOC Limited’s existing body of system is already quite adequate, it will never be perfect. It is my hope that under the guardian of a more comprehensive system, all value discovered and created by us will be able to sustain.

Thirdly, business development — for any company that is committed to growth, it must fight for more growing space and larger market share in order to create more value. Besides the sophisticated operation on the home ground, one of the “shortcuts” to achieve growth is to set our eyes on the global arena. CNOOC Limited will not, and should not, confine itself to its current scale. While seeking growth in offshore China where we enjoy great potential and operational advantages, we will not give up any suitable chance to expand our business in other regions.

CNOOC Limited is moving forward in courageous strides to pursue growth. I hereby pledge that, although the road to achieving such growth target will be filled with barriers, the Company will continue to move forward on this journey of value creation and sustainable development. I hope to win your continuous support while achieving this goal.

Fu Chengyu
Chairman

Hong Kong, 23 March 2011

CEO's Statement

Dear shareholders,

I am YANG Hua, the Chief Executive Officer of CNOOC Limited. I am very pleased to be given this opportunity to communicate with you in this way.

While I was the Company’s President and Chief Financial Officer, I was lucky to have had the chance to come into frequent contacts, and thus have been able to feel, at a close distance, the concerns and supports from our shareholders. Very often, I was able to gain the wisdom and power from such experiences that have been so beneficial to the Company’s long term development.

I hope to take this unique opportunity in writing to help you further understand management’s overview and vision on the future development of the Company.

NEW ACHIEVEMENTS

Like many other members of CNOOC Limited’s management team, I am a veteran CNOOC man and have been working in China’s offshore oil industry since I was fresh out of the college.

During many years with the Company, I have personally witnessed its outstanding achievements and followed closely its enviable footsteps of growth. Nevertheless, I am very proud of the development momentum presented by the Company in 2010.

In 2010, our net production reached 328.8 million BOE, representing a significant increase of 44.4% over the previous year. Our exploratory activities achieved remarkable results with an aggregate of 13 new discoveries, including the important deepwater discovery of Liuhua 29-1. Development project went on smoothly, and 9 new oil and gas fields commenced production. Our overseas development has also made noticeable progress that our business spanned over to South America and the Middle East as well as making the first debut in the shale oil and gas business. Meanwhile, the Company’s net profits increased substantially to reach RMB54.41 billion, and the basic earnings per share enjoyed steady growth to RMB1.22. During the year and for the first time, it received the “Energy Company of the Year” by Platts Global Energy Awards.

In 2010, CNOOC Limited has achieved remarkable results in many aspects, and I hereby would like to share with you the following achievements.

First of all, exploratory activities. In 2010, we consistently achieved satisfactory results from our exploration in the continental shelf offshore China with a few important new discoveries including the large-scale oil discovery of Penglai 9-1, fully demonstrating the potential of our traditional operation areas. On the other hand, in addition to the discoveries of Liwan 3-1 and Liuhua 34-2, another new discovery Liuhua 29-1 was made in the deepwater area of South China Sea. Thereafter, the gas-bearing sands were encountered during the drilling of Lingshui 22-1-1 well. These successes not only demonstrated the exploration potential in the deepwater South China Sea, but also encouraged us in carrying out independent deepwater explorations. Deepwater area of South China Sea, I believe, will become a critical driving force for the development of the Company in mid to long term.

Secondly, new development policy. With many years of practices, the Company has created a regional development model that a major oilfield plays a leading role in the development of the surrounding oilfields. During the year, such development model was successfully tested on the Xijiang oilfields and proven to be beneficial in terms of sharing facilities, reducing cost and improving the project economics. Apart from this, a comprehensive improving recovery mechanism, primarily led by infill drilling, has been officially established. During the year, based on numerous researches and operation practices, we increased our activities in this dimension and achieved remarkable results, keeping the composite decline rate of mature oilfields at a low level.

Thirdly, advancement in technical skills. Heavy oil extraction is a common conundrum faced by the entire industry. During the year, CNOOC Limited achieved pleasant results in testing the thermal recovery technology. Heavy oil reserves accounted for half of the crude oil reserves of the Company. The accumulation and spread-out of the technology and experiences in this respect will facilitate the effective exploitation of existing resources. In addition, a significant breakthrough was made in the research and application of the fracturing technology on oilfields with low permeability. Such advancement will further enhance the value of our assets and expedite the process to turn underground resources into oil and gas production.

Lastly, overseas development. During the year, CNOOC Limited successfully expanded its scope of business to South America and the Middle East region and made its first debut in shale oil and gas project in the United States. Through value-driven overseas development, the asset portfolio of CNOOC Limited has become more diversified and its regional distribution has been further broadened. We are happy to see the growth of our overseas assets, which will significantly expand our scope for development in long run.

The achievements made in year 2010 went far beyond these. I believe you will find more inspiring news about the Company’s business plan in the “Business Overview” section of the Company’s 2010 annual report.

NEW CHALLENGES

While we are extremely delighted about the Company’s development, the management team has truly realized that after the course of CNOOC Limited’s glorious growth in the past decade or so, a number of challenges are gradually emerging.

As a company that has been established for just over 10 years, CNOOC Limited lacks as much as the rich experience accumulated by other international companies in the industry. Up to date, CNOOC Limited has been elevated onto a new development platform where we are faced with integrated and independent oil and gas companies that are larger in size and perform better than us. In order to compete with our international peers on this new platform, we need to deposit more “fortunes” in the aspects of human resources, management and technical skills.

I also clearly realized that, with the rapid growth of the production volume, the pressure on finding new reserves and expanding the current reserve base has been enlarged greatly. In addition, increase in costs has become one of the steep challenges that the Company is confronting with. When conducting business in the offshore petroleum industry, health, safety, and environmental protection (HSE) is the constant challenge and should not be taken lightly.

Faced with these challenges, we will be pulled together and work hard as a team to lead the Company march down the road of the value creation towards its goal.

NEW MISSIONS

In the future, we will focus on the following areas.

First of all, enhancing our ability to create value — As we have repeatedly emphasized, the production growth and cost control are the “two wings” indispensable for CNOOC Limited to realize the target. We clearly realized that in order to reach our production target, there are still many challenges ahead of us. The pressure of escalating cost that has become common in the industry could possibly reduce the value creation ability of the Company. In 2011 and over the next five years, as my primary mission, extra efforts will be made to production growth and cost control so as to better realize the intrinsic value of our assets.

Secondly, managing risks derived from future development — Although risk taking is part of the CEOs’ characteristics, I still hope I can effectively manage the major risks in the course of the Company’s development. While CNOOC Limited has always insisted on a conservative and sustainable style of doing business over the years, we cannot afford to overlook the potential risks hidden behind when the business environment is becoming more stringent and operating areas more widespread. The Company will continue to manage various risks by executing and improving the existing systems of internal control and risk management.

Thirdly, accumulating strength for our future growth momentum — Like all other companies, the annual performance review is the key indicator for measuring the performance of our management team. Apart from short term targets, the medium to long term sustainable growth of the Company is even more important. We will strive to discover more reserves and accumulate the resources for the sustainable growth. There is still ample room for reserve growth in the core operating areas and deepwater offshore China. In the next few years, we will be more proactive on exploration investments and deploy more profound work to further stabilize our organic growth platform.

As you know, there are a few new members in our management team besides myself, including our new President, Mr. LI Fanrong and our new Chief Financial Officer, Mr. ZHONG Hua. In terms of our new management team, our starting point is a company that has entered into a new era of growth, and a new development platform that has been so preciously built up through the invaluable experience, wisdom and unreserved efforts of our Board of Directors, our management team led by former Chief Executive Officer, Mr. FU Chengyu, and the entire staff. We will dedicate ourselves to the steady growth and value creation of the Company on such basis.

In our future conquests, I hope we will be accompanied by the trust of our Board and shareholders, the support of our staff and partners, as well as the cooperation of all other stakeholders. I firmly believe that, along the path to CNOOC Limited’s evolution, we will also be able to carve out new milestones for the Company with our own hands.

Yang Hua
Chief Executive Officer

Hong Kong, 23 March 2011

Business Overview

BUSINESS OVERVIEW

OVERVIEW

CNOOC Limited is an upstream company specializing in the exploration, development and production of oil and natural gas. It is the dominant oil and natural gas producer in offshore China and, in terms of reserves and production, it is also one of the largest independent oil and natural gas exploration and production companies in the world. As of the end of 2010, the Company had net proved reserves of 2.99 billion BOE, including approximately 1.92 billion barrels of crude oil and 6,458.3 bcf of natural gas. In 2010, the Company had an average daily production of approximately 721,534 barrels of crude oil and approximately 1,040.0 mmcf of natural gas, representing a total net oil and gas production of 900,702 BOE per day.

The Company’s net production, net proved reserves and acreages of major exploration areas as of 31 December 2010 are set out in the table below:

	2010 Net Production			Net Proved Reserves as of 31 December 2010			Major Exploration
	Subtotal	Oil	Gas	Subtotal	Oil	Gas	Areas Acreage
	(BOE/day)	(Bbls/day)	(Mmcf/day)	(Mmboe)	(Mmbbls)	(bcf)	(Net) (km2)

Offshore China
Bohai Bay	429,008	408,946	120	1,119.1	997.7	728.3	42,194

Western South China Sea	145,274	84,116	354	599.0	260.0	2,034.1	73,388

Eastern South China Sea	144,712	121,454	139	434.1	225.0	1,254.3	55,424

East China Sea	972	53	6	80.7	18.9	370.6	85,413

Subtotal	719,966	614,569	619	2,232.9	1,501.6	4,387.3	256,419

Overseas

Asia	58,421	20,892	225	219.4	49.9	1,016.7	78,698

Oceania	27,217	6,210	107	103.7	20.7	498.0	4,200

Africa	62,609	62,609	–	145.7	145.7	–	3,448

North America	709	709	–	8.3	1.2	42.9	938

South America	31,780	16,545	89	284.5	196.0	513.4	4,688

Subtotal	180,736	106,965	421	761.6	413.5	2,071.0	91,972

Total	900,702	721,534	1,040	2,994.5	1,915.1	6,458.3	348,391

EXPLORATION, DEVELOPMENT AND PRODUCTION

In offshore China, the Company engages in oil and natural gas exploration, development and production activities in Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea either independently or through cooperation with foreign partners by production sharing contracts (“PSCs”). As of the end of 2010, approximately 74.6% of the Company’s net proved reserves and approximately 79.9% of its production were from offshore China.

In respect of independent operations: in recent years, the Company has been adding reserves and production mainly through independent exploration and development in offshore China. Approximately 77.1% of it net proved reserves and approximately 68.6% of its production offshore China came from the independent projects as of the end of 2010.

In respect of PSC operations: the controlling shareholder of the Company, CNOOC, has the exclusive right to explore and develop oil and natural gas in offshore China with foreign partners through PSCs. CNOOC has transfered all its rights and obligations of all the PSCs except those relating to its administrative functions to the Company, including new PSCs that will be signed in the future. As of the end of 2010, 30 PSCs with 22 partners were in force.

In overseas, the Company holds interests in oil and natural gas blocks in Indonesia, Australia, Nigeria, Argentina, the U.S. and various other countries. As of 31 December 2010, the Company’s overseas net proved reserves and net production accounted for approximately 25.4% and 20.1% of its total net proved reserves and total net production, respectively.

Exploration
In 2010, the Company continued to carry out oil exploratory activities around sags with rich resources in Bohai Bay and Eastern South China Sea, and actively explored new scope of areas in mature regions. In addition, the Company enhanced its natural gas exploratory activities in Eastern South China Sea and Western South China Sea, especially in deepwater exploration. The Company achieved highly effective results from its exploratory activities, making great progress and breakthroughs in the areas of Bohai Bay and South China Sea.

In 2010, the Company’s independent exploration resulted in 12 new discoveries offshore China. We also successfully appraised 12 oil and gas structures by 18 appraisal wells. Our PSC partners’ exploration efforts resulted in 1 new discovery and 3 oil and gas structures successfully appraised by 5 appraisal wells.

The Company’s major achievements from its exploratory activities in 2010 included:

First, in respect of crude oil exploration, we made significant progress in both new areas and mature areas.

We made breakthroughs of oil exploration in four new areas: In Bohai Bay, a significant discovery of Penglai 9-1 in the Miaoxi uplift area, with potential to be developed into a large sized oilfield; a breakthrough in Laidong-Miaonan structure with the discovery of Kenli 6-4 and Kenli 6-5. In Eastern South China Sea, we made the discovery of Enping 24-2, representing the first commercial discovery in the Enping sag. We also made the new discovery of Liuhua 16-2 in Northeast wing of the Baiyun sag in Eastern South China Sea. These new discoveries opened up the new field for our oil exploratory activities in the related areas and set a clear direction for our future activities in such areas.

Outstanding outcome from rolling exploratory activities in mature areas was achieved. Rolling exploration is one of the main contributors of the additional reserve growth with relatively low risk and high success rate.Major achievements in 2010 were as follows: the successful expansion of Qinnan sag with the discovery of Qinhuangdao 29-2 East; another new discovery, Qinhuangdao 33-1 South, in the Shijiutuo uplift area; the successful expansion of the mature area around Yellow River Mouth with the discovery of Bozhong 34-1 West; and the enlarging reserve size by rolling exploration in Weixinan in Western South China Sea.

Second, in respect of natural gas exploration, we made important discoveries in Yinggehai Basin and deepwater areas in South China Sea.

Remarkable progress has been made in natural gas exploration in Yinggehai. The deep middle formation of Yinggehai basin in Western South China Sea has huge exploration potential, although its high temperature and high pressure environment has made the exploration rather difficult. In 2010, a new discovery of Dongfang 13-1 was made in this area, opening up a new area for natural gas exploration in the middle formation. The Company has possessed enough knowledge on many similar structures in the area, which will become important targets for the exploration of natural gas in the next step.

Furthermore, we made another deepwater exploration breakthrough in South China Sea. Following the discoveries of Liwan 3-1 and Liuhua 34-2, our partner, Husky, has made another important discovery of Liuhua 29-1 in the deepwater area of Baiyun sag. The successful discovery and appraisal of Liuhua 29-1 not only inspired our deepwater exploratory activities in South China Sea, but also deepened our understanding of the geologic structure in the area. In addition, our other partner, BG, drilled an exploratory well of Lingshui 22-1-1 on Block 64/11 in Qiongdongnan basin and encountered the gas-bearing sands, which unveiled the resource potential in this region.

These outstanding results demonstrated the Company’s unique advantage of being the exploration expertise on the continental shelf of offshore China. Our in-depth knowledge of the geology of offshore China and continuous efforts in deepwater exploration are important to assure the Company’s future growth.

In 2010, the Company’s major exploratory activities are shown in the table below:

	Exploration Wells				New Discoveries		Successful Appraisal Wells		Seismic Data
	Independent		PSC						2D (km)		3D (km2)
	Wildcat	Appraisal	Wildcat	Appraisal	Independent	PSC	Independent	PSC	Independent	PSC	Independent	PSC

Offshore China
Bohai Bay	17	13	1	–	7	–	9	–	–	–	6,185	–

Western South China Sea	17	14	2	–	2	–	6	–	8,227	–	2,135	837

Eastern South China Sea	9	4	6	5	2	1	3	5	11,793	–	2,567	1,371

East China Sea	5	2	2	–	1	–	–	–	2,578	–	–	554

Subtotal	48	33	11	5	12	1	18	5	22,598	–	10,887	2,762

Overseas	–	–	4	–	–	–	–	–	–	960	–	477

Total	48	33	15	5	12	1	18	5	22,598	960	10,887	3,240

Development and Production
In 2010, our development and production made impressive results including:

Firstly, new oilfields commenced production one after another, bolstering the Company’s production growth. The project development schedule was quite tight during the year, and the sea ice in Bohai Bay area at the beginning of the year seriously affected the operation of the Company. However, with careful planning, we have been able to put the new oilfields into production as scheduled, and the production of each oilfield has either met or exceeded the expected target output, becoming a new driving force for the production growth of the Company. During the year, a total of 9 projects came on stream one after another including Bozhong 3-2, Bozhong 29-4, Bozhong 19-4, Caofeidian 18-1, Bozhong 26-3 and Luda 32-2 in Bohai Bay, Weizhou 11-1 East and Weizhou 6-8 in Western South China Sea as well as Huizhou 25-3 in Eastern South China Sea.

Secondly, the composite decline rate of producing oil and gas fields was under effective control, enabling us to maintain robust production activities. Through in-depth geology and reservoir research for oil reserves conducted in producing oilfields, a strategy to lay out the infill drilling was deployed according to the underground reservoir conditions. During the year, the production of newly commenced infill drilling wells, roughly 170, a record high, was far higher than expected, making a significant contribution to the Company’s production growth. The production time efficiency of the producing oil and gas fields offshore China reached 95% and was better than expected. Furthermore, the composite decline rate of each producing oil and gas field has been kept at a low level through enhancing water flooding efficiency which achieved great results. Some oilfields such as Suizhong 36-1 and ChengBei have recorded zero decline rates.

In addition, although the oil and gas fields of the Company repeatedly suffered from typhoons, it did not result in significant impact due to our proactive warning systems and proper deployment of resources. The safety of oilfields was secured, and there were no major accidents relating to health, safety and environment.

In overseas, the production from Akpo oilfield of OML 130 block in Nigeria enjoyed the steady growth and has achieved the designed peak production. The decline rate of mature oilfields in Indonesia remained at low level through infill drilling, water flooding and other measures.

In 2010, the Company’s net oil and gas production amounted to 328.8 million BOE, representing a growth of 44.4% over the previous year, which brought our production base to a new height and further strengthened our leading position as a global independent oil and gas exploration and production company.

In addition to advancing the development of the new projects, the Company will, in 2011 and the next few years down the road, put its emphasis on the following:

Firstly, to actively promote the regional planning and development of oilfield groups to share the production facilities and reduce production cost so as to raise the economic efficiency of our oil and gas fields. The main areas are Kenli 3-2 and its adjacent oilfields in Bohai Bay and Weizhou oilfields in Western South China Sea.

Secondly, to extensively implement infill drilling in mature oilfields to maintain their composite decline rates at a low level.

Thirdly, to improve recovery factor through research and application of Enhancement of Recovery (“EOR”) measures such as heavy oil thermal production and fracturing technology used on oilfields with low permeability.

We believe the above measures would help us reduce the development cost of our small and medium sized oilfields and increase the recovery rate of the producing oilfields to enhance our asset quality and improve the economics of the oil and gas field assets.

New Overseas Projects
The Company’s acquisition activities are “value-driven”. When selecting and evaluating a potential project, we follow three criteria. First, whether the project will provide rich resources. Second, whether the project will provide attractive returns. Third, whether the risks are controllable.

In 2010, the Company has completed a number of successful acquisitions, mainly including:

First, the Company has successfully entered into the resource rich South America and the Middle East. In March 2010, the Company announced to reorganize Bridas Corporation (“Bridas”) to a 50%/50% joint venture with Bridas Energy Holding Ltd. (“BEH”), building up a solid platform in South America for further development. In November 2010, Bridas signed an agreement to purchase 60% interest in Pan American Energy LLC (“PAE”) from BP for a consideration of US$7.06 billion. This deal is expected to be closed in the first half of 2011. Upon completion of these two transactions, the Company will indirectly own 50% interest in PAE.

In addition, the Company has entered into the Middle East through a Technical Service Contract for Missan oilfields in Iraq.

Second, the Company was for the first time involved in the shale oil and gas projects. The development on shale oil and gas has become one of the hotspot areas in the global oil and gas exploration and development, especially in North America where the shale gas has been discovered and explored in large scale and accounted for important share in the natural gas supply in the U.S. In November 2010 and early 2011, the Company has completed the acquisition of 33.3% interest of Eagle Ford shale oil and gas project and 33.3% interest of Niobrara project from Chesapeake respectively. The Company believes that entering into the shale oil and gas business will derive new technologies for the sustainable growth and open up new room for development.

Through several acquisitions mentioned above, the Company’s overseas reserves and production were increased and its portfolio became more balanced, therefore allowing the Company to capture the growth opportunities within the industry in the future and broaden the Company’s development potential.

REGIONAL OVERVIEW

OFFSHORE CHINA

Bohai Bay
Bohai Bay is the most important crude oil producing area for the Company. The crude oil produced in this region is mainly heavy oil, but a few light oil discoveries have been gradually made in the recent years such as Jinzhou 25-1. As of the end of 2010, the reserve and production volume in Bohai Bay are 1,119.1 million BOE and 429,008 BOE/day respectively, representing approximately 37.4% and 47.6% of the Company’s total reserves and production. The operation area in Bohai Bay is mainly shallow waters with a depth of 10 to 30 meters.

Rich in oil and gas resources, Bohai Bay has been one of the Company’s core areas for exploration and development. In recent years, the Company has made a number of commercial discoveries there every year. In 2010, the Company made seven successful discoveries in Bohai Bay, namely Qinhuangdao 29-2 East, Qinhuangdao 33-1 South, Jinzhou 20-5, Penglai 9-1, Kenli 6-4, Kenli 6-5 and Bozhong 34-1 West. Apart from that, four oil and gas structures were successfully appraised, including Kenli 10-1, Qikou 18-1, Bozhong 34-1 West and Qinhuangdao 33-1 South. A few important accomplishments are stated as follows:

First, an important discovery was made in the Miaoxi uplift area, namely Penglai 9-1. In light of the high viscosity and high density of the heavy oil of the structure, thermal oil extraction was conducted and satisfactory results were achieved. Breakthroughs made in such structures not only increased our crude oil reserves but the methodology applied during the test also provided us with experiences for the future exploration and development of heavy oil.

Second, breakthroughs were achieved in the Laidong-Miaonan structure with new discoveries of Kenli 6-4 and Kenli 6-5. Of these discoveries, the successful drilling in Kenli 6-4 structure opened up a new area for oil and gas exploration. This was followed by another successful drilling in Kenli 6-5, located at southeast of Kenli 6-4. The exploration breakthrough achieved in Laidong-Miaonan structure increased the chance of discovering a large scale oil and gas fields in this new area.

Third, several exploration achievements made in mature areas. Following the discovery of Qinhuangdao 29-2 oil and gas field in Qinnan trough in 2009, Qinhuangdao 29-2 East structure was successfully drilled. The discovery of Qinhuangdao 29-2 East further increased our reserves in such area. In addition, the Company discovered Qinhuangdao 33-1 South in Shijiutuo uplift area and Bozhong 34-1 West in the mature area around Yellow River Mouth.

The development and production in Bohai Bay, which represented a major source for the Company’s production growth, achieved outstanding performance in 2010.

First of all, the projects in Bohai Bay including Bozhong 3-2, Bozhong 29-4, Bozhong 19-4, Caofeidian 18-1, Bozhong 26-3 and Luda 32-2 commenced production on schedule, boosting the Company’s rapid production growth.

Besides, the production from the producing oilfields performed better than expected. In view of the relatively large number of producing oil and gas fields in Bohai Bay, the Company continued to lay out extensive infill drilling programs, achieving the production additions better than expected. In addition, while maintaining high production time efficiency as well as low composite decline rate, some oilfields even reached zero decline rates through the better management. For example, being the largest independent oilfield in Offshore China and in production for roughly 20 years, Suizhong 36-1 was able to maintain a stable production through comprehensive adjustment measures, such as construction of new platforms and infill drilling.

In the future, the Company will push for regional development such as Kenli 3-2 and its adjacent oilfields to effectively lower the development threshold on a lot of small to medium sized new discoveries in Bohai Bay.

Western South China Sea
Western South China Sea is one of the most important natural gas producing areas for the Company. As of the end of 2010, the typical water depth of the major operation area in this region ranges from 40 to 120 meters. As of the end of 2010, the reserve and production volume in Western South China Sea reached 599.0 million BOE and 145,274 BOE/day respectively, representing approximately 20.0% and 16.1% of the Company’s total reserves and production.

In 2010, the Company made a new discovery of Dongfang 13-1 in Yinggehai basin in Western South China Sea, opening up a new area of natural gas exploration in the middle formation. Furthermore, the company’s rolling exploration in Weixinan resulted in another new discovery of Wushi 1-5, expanding the scale of reserves in this area. In addition, the Company also successfully appraised the structures of Weizhou 11-1,Weizhou 11-2, Weizhou 10-3 West and Weizhou 12-2 in Western South China Sea and achieved satisfactory outcome.

From the deepwater perspective, our partner, BG, drilled an exploratory well Lingshui 22-1-1 on Block 64/11 in Qiongdongnan basin and encountered the gas-bearing sands. This is the first deepwater well in Qiongdongnan basin, and the Company was encouraged by such drilling result.

As for development and production, Weizhou 11-1 East and Weizhou 6-8 commenced production one after another, boosting the Company’s production in the area. Furthermore, the Company is actively preparing the regional development on the small to medium sized oilfields in this area that are currently under appraisal.

Eastern South China Sea
Eastern South China Sea is one of the Company’s most important crude oil producing areas. As of today, the typical water depth of the Company’s operation area in this region ranges from 100 to 300 meters. The crude oil produced is mostly of light to medium gravity. As of the end of 2010, the reserve and production volume in Eastern South China Sea reached 434.1 million BOE and 144,712 BOE/day respectively, representing approximately 14.5% and 16.1% of the Company’s total reserves and production.

In 2010, major breakthroughs were made in the exploration of Eastern South China Sea.

First, following Liwan 3-1 and Liuhua 34-2, another significant discovery in deepwater exploration, was made, namely Liuhua 29-1. The Liuhua 29-1 structure is located in the deepwater area of Baiyun sag. The discovery and appraisal of Liuhua 29-1 not only brought the additions to our reserves but also deepened our understanding of the geologic conditions in the area, facilitating explorations in the deepwater area of South China Sea.

Second, the first commercial discovery was made in Enping sag. Exploration in the Enping area has been on going for many years. While the Enping sag was proven to have resource potential, no commercial discovery has ever been made. In 2010, the first commercial discovery of Enping 24-2 opened up a new exploration area in the Enping sag.

Third, opening up new area for oil exploration with a new discovery of Liuhua 16-2 in the Northeastern wing of Baiyun sag. Luihua 16-2 represented the first oil discovery in Baiyun sag, bringing a new age of exploration for the area.

Besides the new discoveries mentioned above, the Company has successfully appraised the oil and gas structures of Huizhou 25-8 and Enping 24-2. Our partner has successfully appraised Liwan 3-1, Liwan 34-2, and Liuhua 29-1.

In 2010, the Company actively carried out the preparation work regarding the development of deepwater natural gas project Liwan 3-1. In addition, the successful commencement of production of Huizhou 25-3 oilfield in Eastern South China Sea has injected new energy to the production growth in this area. To effectively reduce production costs and increase efficiency, the Company has also achieved the regional development and operation of oilfield groups in Eastern South China Sea. According to the actual conditions of Xijiang 24-3, Xijiang 30-2, and Xijiang 23-1 oilfields, and in order to optimize the resources in those areas, the Company combined those oilfields.

In 2010, the Company completed the acquisition of 24.5% interest in block 15/34 from Devon Energy Corporation. CNOOC Limited acted as the operator of such block. Following the completion of the transaction, the Company’s interest in block 15/34 increased to 75.5%.

East China Sea
East China Sea is the least explored area among the Company’s four principal producing regions in offshore China. The typical water depth of the Company’s operation area in this region is approximately 90 meters. As of the end of 2010, approximately 2.7% of the reserves and 0.1% of the production of the Company were from East China.

OVERSEAS

Asia
Asia is the first overseas region that the Company has entered into and has become one of the Company’s major overseas oil and gas producing areas. As of today, the Company holds oil and gas assets mainly in Indonesia and Iraq. As of the end of 2010, the reserves and production volume from the Asia region excluding China reached 219.4 million BOE and 58,421 BOE/day respectively, representing approximately 7.3% and 6.5% of the Company’s total reserves and production.

Indonesia
In Indonesia, the Company mainly owns interests in the following PSCs: the Malacca Strait, the SES, the ONWJ, the West Madura and Poleng Technical Assistance Contract, among which, the Company is the operator of the SES block and owns approximately 65.54% of its interests. All the PSCs mentioned above are currently at the production stage.

In addition, the Company owns partial interests in South East Palung Aru, Batanghari and HOML PSCs.

The Company also owns approximately 13.90% of the interests in the Tangguh LNG Project in Indonesia. Located in West Papua and comprising three blocks of Berau, Muturi and Wiriagar, this project commenced production in 2009.

In 2010, in view of the fact that most producing oil and gas fields in Indonesia are mature, the Company adopted various measures to maintain and increase production such as water flooding and infill drilling, so as to keep the decline rate of these mature oilfields at low level.

Iraq
In 2010, the Company entered into a Technical Service Contract for the development and production of Missan oilfileds in Iraq. According to the contract, the Company will act as the operator and hold 63.75% participating interest.

Other Regions in Asia
The Company owns interests in several blocks in Myanmar, Cambodia and Qatar. These blocks are still under exploration.

Oceania
Currently, the Company’s oil and gas resources in Oceania are all located in Australia. As of the end of 2010, the reserves and production volume from Oceania reached 103.7 million BOE and 27,217 BOE/day respectively, representing approximately 3.5% and 3.0% of the Company’s total reserves and production.

Australia
The Company owns 5.3% of the interests in Australia’s North West Shelf Project. The project has commenced production and is currently supplying gas to customers such as the Dapeng LNG Terminal in Guangdong, China.

In addition, the Company owns interests in one exploration block in Australia.

Africa
Africa is one of the overseas areas with a large reserve base. The Company’s assets in Africa are primarily located in Nigeria. As of the end of 2010, the reserves and production volume from Africa reached 145.7 million BOE and 62,609 BOE/day respectively, representing approximately 4.9% and 7.0% of the Company’s total reserves and production.

Nigeria
The Company owns 45% interest in the OML 130 block in Nigeria. The OML 130 Project is a deepwater project and made up of four oilfields, namely Akpo, Egina, South Egina and Preowei, among which Akpo commenced production in March 2009. Since its commencement of production, this oilfield has been steadily increasing its production and its current output has reached its designed peak production.

Other Regions in Africa
Besides Nigeria, the Company also owns interests in several blocks in Kenya, Equatorial Guinea, the Republic of Congo and Algeria. In 2010, the first phase of exploration of blocks in Kenya has been completed and the Company gradually faded out its presence in Kenya. Other blocks are currently under exploration.

North America
The Company holds interests in oil and gas blocks in the U.S. and Trinidad and Tobago in North America. In addition, the Company holds interests in MEG Energy Corporation (“MEG”) in Canada.

U.S.
In 2010, the Company completed the acquisition of 33.3% undivided interest in Eagle Ford Shale project from Chesapeake. The project is located in South Texas with 600,000 net leasehold acres.

In early 2011, the Company completed another acquisition of 33.3% undivided interest in Chesapeake’s Niobrara oil and gas project, which is located in northeast Colorado and southeast Wyoming with 800,000 net leasehold acres.

The exploration on shale oil and gas has become one of the hotspots for the world’s oil and gas exploration and development. The Company believes that entering into such business will bring new energy to its sustainable growth and create value for its shareholders.

In addition, the Company also holds interests in several oil and gas blocks at Gulf of Mexico.

Trinidad and Tobago
In 2009, the Company, through a joint-venture company, acquired a 12.5% interest in the 2C block and a 12.75% interest in the 3A block in Trinidad and Tobago. The 2C block has commenced producing crude oil since 2005 and is expected to begin producing natural gas in 2011.

Canada
In 2005, the Company acquired partial shares of MEG in Canada. In August 2010, MEG was listed on the Toronto Stock Exchange in Canada, resulting in the large appreciation of the value of the Company’s holdings in MEG. At present, the Company’s ownership of MEG is 14.2%.

South America
As for South America, the Company mainly holds 50% interest in Bridas in Argentina. As of the end of 2010, the reserves and production volume from South America reached 284.5 million BOE and 31,780 BOE/day respectively, representing approximately 9.5% of the reserves and 3.5% of the production of the Company.

Argentina
In March 2010, the Company announced to reorganize Bridas to a 50%/50% joint venture with BEH for a consideration of approximately US$3.1 billion in cash. The transaction has been completed. CNOOC Limited and BEH each holds a 50% interest in Bridas, and jointly make management decisions. At that time, Bridas held 40% interest in PAE.

In November 2010, Bridas and BP entered into a share purchase agreement in which Bridas proposed to acquire 60% interests in PAE held by BP for a consideration of approximately US$7.06 billion. CNOOC Limited and BEH each agreed to contribute approximately US$2.47 billion to Bridas to finance this transaction. Upon the completion of the transaction, Bridas will hold 100% interests in PAE.

Bridas engages in oil and gas exploration and production activities in Argentina and other countries through its affiliates (including its interest in PAE). The above mentioned two transactions not only benefited our overseas production and reserves growth but also expanded our business into the resource rich South America for the first time.

SALES AND MARKETING

Sales of Crude Oil
The Company sells its crude oil produced offshore China to the PRC market through CNOOC China Limited, its wholly owned subsidiary. For the overseas production, the Company sells such crude oil to the international and the domestic markets through China Offshore Oil (Singapore) International Pte Ltd, also its wholly owned subsidiary.

The Company’s sale prices are primarily determined by the prices of international benchmark crude oil of similar quality, with certain premium or discount subject to change in market conditions. Although the prices are quoted in U.S. dollars, customers in China usually pay Renminbi. The Company currently sells three types of crude oil in China, namely light crude, medium crude and heavy crude which are benchmarked by Tapis, Daqing, and Duri respectively. The Company’s major customers in China are CNOOC, Sinopec and PetroChina.

In 2010, with the strong signal of global economic recovery and the depreciation of the US dollar, international oil prices continued to rise steadily. The average price of West Texas Intermediate (“WTI”) was US$79.5/barrel, representing an increase of 22.4% over the previous year. With the rapid growth of emerging market including China and India, the demand for crude oil, product oil and fuel oil remained strong, putting upward pressure on benchmark prices of medium and heavy oil in the Far East. The spread between Duri, the reference price of the Company’s heavy oil and WTI tightened further.

Having captured the opportunities arising from strong domestic demand for crude oil in China and the higher benchmark oil price in the Far East, the Company has been closely monitoring the market movements and understanding the customers’ demand to keep the Company’s average realized oil price at a higher level. In 2010, the Company’s average realized oil price was US$77.59/barrel, 28.0% higher than that of previous year.

Sales of Natural Gas
The Company’s natural gas sales prices are determined by negotiations between the Company and its customers. The natural gas sales agreements are generally long-term contracts, and their provisions normally contain the periodic price adjustment mechanism.

The Company’s natural gas customers are primarily located in the southeast coast of China, including Hong Kong Castle Peak Power Company Limited, CNOOC Gas and Power Group, and China BlueChemical Ltd.

In 2010, in considering the development of the domestic natural gas market, the Company raised its natural gas sales prices for certain customers through negotiations and resulted in the overall improvement of the natural gas prices. Our average realized gas price was US$4.27/Mcf, representing a 6.5% increase over the previous year.

RESEARCH AND DEVELOPMENT (R&D)

In 2010, the Company’s R&D focused on meeting the demand of exploration and production. Certain research findings have been applied to the daily operations and generated positive results.

In 2010, the Company continued to enhance its research efforts on important technical fields such as offshore frontier exploration and technologies, enhancement of offshore oil recovery factor, offshore marginal oilfield development and heavy oil development. Some key researches made noticeable progress. A number of key research findings have been applied to the daily operation and encouraging outcome is achieved. Guided by the new theories and technologies from the exploration research, new discoveries were obtained in some new exploration areas. By promoting the application of large-scale offshore infill drilling in Suizhong 36-1 and other oilfields, the recovery rate has been improved. At Weizhou 6-1 oilfield, the Company successfully transported the compressed natural gas from a long distance via soft pipelines made in China, which was the first approach ever and effectively reduced the construction cost. At Nanbao 35-2 oilfield, the Company has successfully tested on new technology of oil extraction in offshore heavy oilfield and discovered a new path for the effective development of offshore heavy oilfields.

In addition, we have intensified the research on deepwater exploration such as the project “Key Technologies and Facilities for Deepwater Exploration and Development in South China Sea”. These research projects progressed smoothly in 2010.

INTERNAL CONTROL AND RISK MANAGEMENT SYSTEM

Since commencement, the Company has considered internal control and risk management as top priority. The Company clearly recognizes that it is the duty and obligation of its management to establish and maintain an internal control and risk management system, which serves the Company’s strategic objectives and meets the Company’s business practice.

The Company established an Investment and Risk Management Committee (“IRMC”), which is responsible for investment decisions and risk management. All critical decisions should be approved by at least two-thirds of the members of such committee. The Company can not invest in any projects that have been vetoed by the committee. Therefore, decision making risks can be minimized by implementing the appropriate systems.

In addition, IRMC is responsible for setting the objective of risk management, assessing key risks in major investments, important events and key business processes, reviewing and approving solutions to major risks, and submitting the risk management report to the Board periodically.

The “Sarbanes-Oxley Act” promulgated in the U.S. in 2002 and the “Code on Corporate Governance Practices” issued by the Hong Kong Stock Exchange in 2004 imposed stricter regulatory requirements on corporate governance and internal control. The Company’s management believes such regulations not only represent regulatory requirements imposed by the markets, but also motivate the Company to improve its management system and create value for shareholders.

In terms of internal control, the Company introduced the internal control framework developed by COSO Committee (“Committee of Sponsoring Organizations of the Treadway Commission”) of the United States, establishing an internal control system and mechanism over finance and accounting, business operation and corporate governance. Such internal control system has been continuously reviewed and evaluated to ensure timely, accurate and complete information disclosure.

From the perspective of risk management, in 2007, the Company officially adopted COSO-ERM framework to ensure that all key risk factors are closely monitored. In 2010, the Company paid more attention to the risk of offshore operation, especially the safety risk and environmental risk resulting from oil spill. As such, we amended our emergency response plan in order to keep the risk impact to the minimum.

In 2010, the Company reviewed its risk management and internal control system in accordance with the “Standard for Enterprise Internal Control” and “ISO 31000: Risk Management — Principles and Guidelines”. In 2011, the Company will continue to make improvement with reference to these regulatory requirements and best practices.

Listed in both Hong Kong and the U.S., the Company will continue to strictly comply with all regulatory requirements, strengthen its internal control and risk management system, and maintain a high standard of corporate governance to assure the Company a more robust development.

HEALTH, SAFETY AND ENVIRONMENTAL PROTECTION (HSE)

As an offshore E&P Company, we face huge operational risk and therefore always emphasize on HSE. The Company promotes the philosophy and culture of HSE among its employees. Until now, the Company has established a comprehensive management system to improve the employees’ awareness of
HSE during operations, and strengthen their ability of risk identification and risk management skills.

In 2010, the HSE in oil industry faced critical challenges. The oil spill incidents at Gulf of Mexico and other regions have caused serious environmental pollution and thus caught high public attention. On the other hand, the pressure on production safety, environmental protection and occupational heath conditions has been intensified due to the Company’s intensive workloads on development. As a result, the Company continues to enhance the risk identification and control on HSE and try to identify and prevent the key potential risks in advance.

In 2010, the Company conducted inspections on trial production and safety appraisals for various oil and gas fields and production facilities, and completed the evaluation on the HSE system for branches such as Shenzhen to further improve the Company’s operational system and management effectiveness.

After the oil spill incident at Gulf of Mexico, the Company organized safety inspections on all oil and gas fields as well as the production facilities to prevent the risks embedded in the operation of drilling, development and production. The proper measures have been performed to cope with the potential risks identified. In addition, the Company has further improved the stipulations on the operational safety and environmental protection on well drilling and completion.

The Company was also well prepared for typhoon attacks and procedures for evacuation. In 2010, more than 10 typhoons passed the Company’s production and operation areas. As such, the Company has dispatched more than 400 helicopters and 40 ships to evacuate the workers, during which there were no casualties or losses on properties. Those typhoons had made no significant impact to our operation.

The Company has also imposed HSE standards to our service contractors. To further regulate the safety management of helicopters, the Company renewed the engagement of professional assessment companies to conduct safety checks on helicopter contractors. The contractors were required to rectify all problems identified. Likewise, the Company also enhanced the management of diving safety and carried out annual safety checks on 18 diving service contractors.

In order to improve the emergency response capability, the headquarters organized numerous professional trainings in areas such as safety certificates and safety supervision in 2010. More than 400 employees participated in those trainings. Further, over 30,000 staff members and contractors in various branches attended the professional trainings organized by the Company.

In 2010, there was no accident causing critical casualties, and neither was there any liability claims for losses of over RMB1 million. The Company’s Occupational Safety and Health Administration (“OSHA”) statistics remained at a good level, and our performance continued to improve.

						Number	Rate
				Number	Rate	of Days	of Lost
		Number of	Rate of	of Lost	of Lost	Away &	Workdays &
	Gross	Recordable	Recordable	Workdays	Workdays	Working	Restricted	Death
Scope	Man-hours	Cases	Cases	Cases	Cases	Shifts	Days	Cases
Company staff	12,757,032	4	0.06	3	0.05	124	1.94	0

Staff of the Company and
direct contractors	64,851,084	50	0.15	27	0.08	793	2.45	1

CORPORATE CITIZEN

The Company is always committed to the social responsibility. The Company is not only required to enhance its core competitiveness, achieve sustainable development, and create value for the shareholders, but also to pay close attention to the requirements from the relevant parties, so as to accomplish harmonious development between the enterprise and the society, and between humanity and nature.

The Company has established a social responsibility theory to make itself a driving force for supply of sustainable energy, a leading force for clean and green energy development and a motivating force for joint progress of the relevant parties and the society.

The Company’s social responsibilities in 2010 primarily included:

1.	A driving force for supply of sustainable energy

As stated in the “Business Overview” of this annual report, the Company accomplished inspiring outcomes in 2010 in the areas such as exploration, production and overseas development. The net oil and gas production, in particular, greatly increased by 44.4% as compared to the same period last year, resulting in a steady increase in the energy supply to the society.

We believe that exploration success, production increase or overseas development all contributed to the additional supply of sustainable energy, which has become the most important part of our social responsibilities.

2.	A leading force for clean and green energy development model

In 2010, the Company actively imposed several measures to reduce energy consumption and carbon emission. The oilfields in west Bohai Bay has used diesel oil for power generation in the past. In 2010, the Company constructed three pipelines to bring natural gas from south Bohai Bay to the oilfields in west Bohai Bay so that the oilfields in west Bohai Bay could use natural gas for power generation and thus reduced carbon emission in the area. At the same time, the natural gas produced in south Bohai Bay could be transported into a broader sales market through the pipelines to improve the economic benefit.

In Weizhou 12-1 oilfield in Western South China Sea, the Company has recycled flaring gas and transported to terminals for sales so as to increase the supply of the natural gas locally. The Company also completed the comprehensive energy savings projects in a number of oil and gas fields and achieved positive results.

3.	A motivating force for joint progress of the stakeholders and the society

The Company actively participated in various charitable activities such as helping the poor and students in need, and donating to disaster victims. In 2010, the Company continued to fulfil its donation commitment to the Sichuan earthquake-hit areas. On top of the assistance fund of RMB60 million provided to the disaster areas each year in 2008 and 2009, the Company, by means of the cost reduction and efficiency enhancement, donated another RMB50 million for the reconstruction of the disaster areas.

In 2010, the Company continued to support charitable activities in developing infrastructure of Tibet and donating to the “Mother’s Water Cellar” project. The Company actively assisted to improve the learning conditions of children in Hainan, Guizhou, Liaoning and other regions through financing the construction of schools, sponsoring stationery and books, and making monetary donation.

In Hong Kong, the Company continued its cooperation projects with Chinese University of Hong Kong by contributing HK$3 million to its scholarship programs which were intended to assist the elite students from mainland China to receive education at such university.

The Company was also actively involved in community construction by encouraging a harmonious environment between the enterprise and the community in order to achieve mutual benefit and promotion. In 2010, the Company’s operating vessels actively participated in a number of marine rescues. We rescued drowning fishermen and cargo ship crew members on several occasions.

The Company also proactively performed its social responsibilities overseas. In overseas operations, the Company greatly valued environmental protection in the operational areas and strived to become a welcomed operator, a qualified employer of the local petroleum workers, and a good neighbour of the local communities. In Kenya, the Company sponsored the local water wells drilling work in 2010.

In 2010, the Company published “Corporate Social Responsibility Report” to give a systematic review of its social responsibility performance. Such report has been posted on the Company’s website.

Human Resources
Human resources are our valuable assets. Throughout the years, the Company has built a professional and highly efficient work force, the guarantee to the Company’s success, that is capable of tackling the challenges. In order to meet the growing demand on human resources as a result of the rapid growth of the Company, in 2010, we carried on the work in the areas of the performance evaluation, the occupational qualification, cultivation on the international talent, and the establishment of talent force.

Optimizing the performance evaluation system
In order to achieve the 2010 production target, the Company further improved its performance evaluation system in correspondence with the intensified development and production schedule and the rapid production growth, as well as benchmarking with other major international energy companies.

Establishing an occupational qualification system
In 2010, the Company continued to promote the “occupational qualification” program and clearly defined the professional requirements for each individual position. During the year, the Company has completed certifications on well-drilling completion supervisor, downhole operation supervisor, exploration operation supervisor and project manager, and more than 400 employees received the associated professional certificates.

Promoting the cultivation on international talent force
With the rapid development in overseas, the Company has laid out the framework on cultivating the international work force and make them suitable for the Company’s growth.

In 2010, the Company successfully organized two sessions of “international talent training”. To further broaden the horizon of our international talent and have them learn advanced management skills, we carefully selected and sent away a number of employees to Canada, United Kingdom, and Norway to participate in trainings for international business management and deepwater technology, and the favourable results have been achieved.

Optimizing the establishment of talent force
In 2010, the Company focused on the strategy to recruit the senior professionals that we had shortage of, and established a mechanism to attract and retain the talents. We also established a scientific and systematic evaluation mechanism. To better motivate our talents, the Company set up and continuously perfected its promoting and incentive mechanism.

In addition, the Company accelerated the establishment of a professional talent force and periodically performed the evaluation on the work results, research findings and comprehensive ability of its professionals. By clearly defined a career path for each level of the professionals, the Company encouraged its professional at all levels to participate in the associated occupational trainings based on the qualification requirements so as to hoist their own professional capacity.

In 2010, the Company organized approximately 6,300 trainings with approximately 75,000 participants.

Corporate Governance Report

GOVERNANCE STANDARDS

The Company has always upheld and executed high standard of business ethics, for which its transparency and standard of governance have been recognized by the public and its shareholders. In 2010, the Company was awarded the “Corporate Governance Asia Recognition Awards 2010 — One of the Best Companies in China” by Corporate Governance Asia. High and strict standard of corporate governance enables the Company to operate steadily and efficiently and is in the long-term interests of the Company and its shareholders.

Since its listing, the Company has endeavoured to maximize its shareholders’ value. In 2010, the Company executed its corporate governance policies strictly and sought to comply with the relevant provisions of the Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), ensuring that all decisions were made on the principles of trust and fairness and in an open and transparent manner, so as to protect the interests of all shareholders.

KEY CORPORATE GOVERNANCE PRINCIPLES AND THE COMPANY’S PRACTICES

A.	DIRECTORS
A.1	The Board
Principle: “An issuer should be headed by an effective board which should assume responsibility for leadership and control of the issuer and be collectively responsible for promoting the success of the issuer by directing and supervising the issuer’s affairs. Directors should take decisions objectively in the interests of the issuer.”

•	The Board consisted of eleven members, including three Executive Directors, three Non-executive Directors and five Independent Non-executive Directors, as of 31 December 2010.

•
The list of Directors, their respective biographies, and their respective roles in the Board Committees are set out on pages 37 to 42 and 136 respectively. The relevant information is also disclosed on the Company’s website.

•	The Board and Committee members of the Company are dedicated, professional and accountable.

•
Board meetings have been held 8 times during last year. In addition to the Board meetings, the members of the Board have also actively participated in the discussion on the business and operation of the Company, either in person or through other electronic means of communication such as emails, when necessary.

•
There exists an open atmosphere for Directors to contribute alternative views. All decisions of the Board are made on the principles of trust and fairness in an open and transparent manner, so as to protect the interests of all shareholders.

Attendance at full Board meetings in 2010:

No. of Meetings attended (8 meetings in total)

Executive Directors
Yang Hua (Vice Chairman) (Note 1)	6/8
Li Fanrong (Note 2)	4/5
Wu Guangqi (Note 3)	7/8

Non-executive Directors
Fu Chengyu (Chairman) (Note 4)	7/8
Zhou Shouwei (Note 5)	7/8
Cao Xinghe (Note 6)	2/3
Wu Zhenfang (Note 7)	7/8

Independent Non-executive Directors
Edgar W. K. Cheng	8/8
Chiu Sung Hong	8/8
Lawrence J. Lau (Note 8)	7/8
Tse Hau Yin, Aloysius	8/8
Wang Tao	8/8

Note 1:
Mr. Yang Hua was appointed as Vice Chairman of the Company on 16 September 2010. Mr. Yang Hua appointed Mr. Wu Guangqi as his alternate to attend the Board meeting held on 20 May and 26 July 2010 and to vote on his behalf.

Note 2:
Mr. Li Fanrong was appointed as Non-executive Director of the Company on 24 May 2010 and re-designated to Executive Director of the Company on 16 September 2010. Mr. Li Fanrong appointed Mr. Yang Hua as his alternate to attend the Board meeting held on 1 November 2010 and to vote on his behalf.

Note 3:	Mr. Wu Guangqi appointed Mr. Yang Hua as his alternate to attend the Board meeting held on 4 February 2010 and to vote on his behalf.

Note 4:
Mr. Fu Chengyu was re-designated from Executive Director to Non-executive Director on 16 September 2010. Mr. Fu Chengyu appointed Mr. Yang Hua as his alternate to attend the Board meeting held on 24 November 2010 and to vote on his behalf.

Note 5:	Mr. Zhou Shouwei appointed Mr. Yang Hua as his alternate to attend the Board meeting held on 20 September 2010 and to vote on his behalf.

Note 6:
Mr. Cao Xinghe retired as a Non-executive Director of the Company with effect from 24 May 2010. Mr. Cao Xinghe appointed Mr. Zhou Shouwei as his alternate to attend the Board meeting held on 20 May 2010 and to vote on his behalf.

Note 7:	Mr. Wu Zhenfang appointed Mr. Wu Guangqi as his alternate to attend the Board meeting held on 1 November 2010 and to vote on his behalf.

Note 8:	Mr. Lawrence J. Lau appointed Dr. Edgar W. K. Cheng as his alternate to attend the Board meeting held on 20 September 2010 and to vote on his behalf.

•	The Joint Company Secretaries consulted the Directors on matters to be included in the agenda for regular Board meetings.

•
Dates of regular Board meetings are scheduled at least 2 months before the meeting to provide sufficient notice to all Directors so that they can have an opportunity to attend. For non-regular Board meetings, reasonable advance notice will be given.

•	All Directors have access to the advice and services of the Joint Company Secretaries to ensure that Board procedures as well as all applicable rules and regulations are followed.

•	Minutes of the meetings of the Board and Board Committees are kept by the Joint Company Secretaries and open for inspection at any reasonable time upon reasonable notice by any Director.

•
Minutes of the meetings of the Board and Board Committees recorded in sufficient details the matters considered by the Board and Board Committees and decisions reached, including any concerns raised by Directors or dissenting views expressed. Draft and final versions of the minutes of the Board meetings and Board Committee meetings are sent to all Directors and all Committee members respectively for their comments and records respectively.

•	The Committees of the Board may, upon reasonable request, seek independent professional advice in appropriate circumstances, at the Company’s expense.

•
If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board and such matter has been considered to be material by the Board, the matter shall not be dealt with by way of circulation or by a committee (except an appropriate Board committee set up for that purpose pursuant to a resolution passed in a Board meeting) but a Board meeting shall be convened for that matter. Independent Non-executive Directors who have no material interest in the transaction shall be present at such Board meeting.

A.2	Chairman and Chief Executive Officer
Principle: “There are two key aspects of the management of every issuer — the management of the board and the day-to-day management of the issuer’s business. There should be a clear division of these responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual.”

•
The Board, as representatives of the shareholders of the Company, is committed to the achievement of business success and the enhancement of long-term shareholder value with the highest standards of integrity and ethics. The Board comprises of five Independent Non-executive Directors who participate in the decision-making of the Board. Besides, the Audit Committee comprises of solely Independent Non-executive Directors. The Company believes that the high involvement of the Non-executive Directors and Independent Non-executive Directors in the management and decision making of the Board and its Committees strengthens the objectivity and independence of the Board.

•	The role of the Board is to direct, guide and oversee the conduct of the Company’s business and to ensure that the interests of the shareholders are being served.

•
On the other hand, the senior management, under the leadership of the Chief Executive Officer, is responsible for conducting the Company’s business and affairs consistent with the principles and directions established by the Board. The clear division of responsibilities between the Board and the senior management ensures a balance of power and authority, as well as efficient management and operation of the Company, which help to contribute to the success of the Company.

•
The balance of power and authority is ensured by the operations of the Board and the Board Committees. Further explanation on the deviation from the CG Code provision is set out on pages 33 to 34 of the annual report.

A.3	Board composition
Principle: “The board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The board should ensure that changes to its composition can be managed without undue disruption. The board should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgment. Non-executive directors should be of sufficient calibre and number for their views to carry weight.”

•
As of 31 December 2010, the Board consisted of eleven members: three of them were Executive Directors, three of them were Non-executive Directors and five of them were Independent Non-executive Directors. All Directors were expressly identified by categories of Executive Directors, Non-executive Directors and Independent Non-executive Directors in all corporate communications that disclose the names of the Directors of the Company.

•
The Executive Directors of the Company are all individuals with immense experience in the Company’s respective fields of operation. They are all engineers who are familiar with the Company’s businesses and have cooperated with leading global players in the oil and gas industry. Most of them have over 29 years of experiences in petroleum exploration and operation.

•
The Non-executive Directors of the Company are all individuals with immense experiences in the parent company’s respective fields of operation. Most of them have over 29 years of experiences in petroleum exploration and operation.

•
The Independent Non-executive Directors of the Company are all professionals or scholars with backgrounds in the legal, economics, financial and investment fields. They have extensive experience and knowledge of corporate management, making significant contributions to the Company’s strategic decisions.

•	The diverse background of the Board members ensures that they can fully represent the interests of all shareholders of the Company.

•
The Company has received annual confirmations from all of its Independent Non-executive Directors acknowledging full compliance with the relevant requirements in respect of their independence pursuant to Rule 3.13 of the Listing Rules. The Company is therefore of the view that all Independent Non-executive Directors to be independent.

A.4	Appointments, re-election and removal
Principle: “There should be a formal, considered and transparent procedure for the appointment of new directors to the board. There should be plans in place for orderly succession for appointments to the board. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for the resignation or removal of any director.”

•
The Company has established a Nomination Committee which consisted of three Independent Non-executive Directors (Dr. Edgar W. K. Cheng, Professor Lawrence J. Lau and Mr. Wang Tao) and a Non-executive Director (Mr. Zhou Shouwei) as of 31 December 2010. A list of the present members of the Nomination Committee is set out under the section headed “Company Information” on page 136 of the annual report.

•
The role of the Nomination Committee is to establish proper procedures for the selection of the Company’s leadership positions, upgrade the quality of Board members and perfect the Company’s corporate governance structure.

•
The main authorities and responsibilities of the Nomination Committee are to nominate candidates for approval by the Board, to review the structure and composition of the Board, and to evaluate the leadership abilities of Executive Directors, so as to ensure the competitive position of the Company.

•
When nominating a particular candidate, the Nomination Committee will consider (1) the breadth and depth of the management and/or leadership experience of the candidate; (2) financial literacy or other professional or business experience of the candidate that are relevant to the Company and its business; and (3) the experience in or knowledge of international operations of the candidate. All candidates must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules.

•
The Nomination Committee is also responsible for evaluating the contributions and independence of incumbent Directors so as to determine whether they should be recommended for re-election. Based on such evaluation, the Nomination Committee will recommend to the Board candidates for re-election at general meetings and appropriate replacements (if necessary). The Board, based on the re-commendation of the Nomination Committee, will propose to the shareholders the candidates for re-election at the relevant general meetings.

•	A Director appointed by the Board to fill a casual vacancy or as an addition shall hold office until the next extraordinary general meeting and/or annual general meeting (as appropriate).

•	During the year ended 31 December 2010, the Nomination Committee recommended the following candidates as Directors:

—	re-elected of Mr. Yang Hua as Executive Director, Mr. Zhou Shouwei as Non-executive Director, Mr. Tse Hau Yin, Aloysius and Mr. Chiu Sung Hong as Independent Non-executive Directors

—	appointed Mr. Yang Hua as new Vice Chairman

—	appointed Mr. Li Fanrong as new Non-executive Director and later re-designated him from Non-executive Director to Executive Director

—	re-designated Mr. Fu Chengyu from Executive Director to Non-executive Director

Attendance of individual members at Nomination Committee meetings in 2010

Directors	No. of Meetings attended (3 meetings in total)

Zhou Shouwei (Chairman)	3/3
Edgar W. K. Cheng (Note 1)	2/3
Lawrence J. Lau	3/3
Wang Tao	3/3

Note 1:	Dr. Edgar W. K. Cheng appointed Mr Lawrence J. Lau as his alternative to attend the Nomination Committee meeting held on 20 March 2010 and to vote on his behalf.

A.5	Responsibilities of Directors
Principle: “Every director is required to keep abreast of his responsibilities as a director of an issuer and of the conduct, business activities and development of that issuer. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.”

•	The Company regularly updates its Directors with changes in laws and regulations relevant to their roles as Directors of the Company.

•
All Directors newly appointed to the Board receive appropriate briefing and training from the Company. The senior management and the Joint Company Secretaries will also conduct subsequent briefings as and when necessary, to ensure that the Directors are kept appraised of the latest developments relevant to the operations and business of the Company and are able to discharge their responsibilities properly.

•
Each Independent Non-executive Director attended or appointed his alternate to attend all regularly scheduled meetings of the Board and Committees on which such Independent Non-executive Director sat in, and reviewed the meeting materials distributed in advance for such meetings. A number of Executive Directors, together with several Independent Non-executive Directors, attended the annual general meeting and the extraordinary general meeting and answered questions raised by the shareholders.

A.6	Supply of and access to information
Principle: “Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as directors of an issuer.”

•
The Company’s senior management regularly supplies the Board and its Committees with adequate information in a timely manner to enable them to make informed decisions. Senior management also organised presentations to the Board by professional advisers on specific transactions as appropriate.

•
For regular Board meetings and Board Committee meetings, the agenda and accompanying Board papers were sent in full to all Directors at least three days before the intended date of the Board meetings or Board Committee meetings.

•
The Board and each Director have separate and independent access to the Company’s senior management and also the Joint Company Secretaries. All Directors are entitled to have access to Board papers, minutes and related materials upon reasonable notice.

B.	REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

B.1	The level and make-up of remuneration and disclosure
Principle: “An issuer should disclose information relating to its directors’ remuneration policy and other remuneration related matters. There should be a formal and transparent procedure for setting policy on executive directors’ remuneration and for fixing the remuneration packages for all directors. Levels of remuneration should be sufficient to attract and retain the directors needed to run the company successfully, but companies should avoid paying more than is necessary for this purpose. No director should be involved in deciding his own remuneration.”

•
Currently comprising two Independent Non-executive Directors (Mr. Chiu Sung Hong and Mr. Tse Hau Yin, Aloysius) and one Non-executive Director (Mr. Wu Zhenfang), the Remuneration Committee is responsible for reviewing and approving all Executive Directors’ salaries, bonuses, share option packages, performance appraisal systems and retirement plans. A list of members of the Remuneration Committee is set out in “Company Information” on page 136 of the annual report.

•	Details of the remuneration, as well as the share option benefits of Directors for the year ended 31 December 2010, are set out on pages 81 to 82 of the annual report.

•
The major responsibilities and authorities of the Remuneration Committee are to make recommendations to the Board on the Company’s policy and structure of the remuneration of all Directors and senior management of the Company, determine the specific remuneration packages for all Executive Directors and senior management, such as benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board on the remuneration of Non-executive Directors and Independent Non-executive Directors.

•
The Company’s emolument policy is to maintain fair and competitive packages with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee was mindful that levels of remuneration that are sufficient to attract and retain the Directors and senior management were needed to run the Company successfully, but at the same time avoid paying more than is necessary for this purpose. The Directors’ emolument package comprises of the Director’s fees, basic salaries and allowances, bonuses, share options and others. The following factors are considered when determining the Directors’ remuneration package:

—	Business needs and company development;

—	Responsibilities of the Directors and individual contribution;

—	Changes in appropriate markets, e.g. supply/demand fluctuations and changes in competitive conditions; and

—	The desirability of performance-based remuneration.

No individual Director or senior management of the Company is permitted to determine his/her own remuneration.

The Company sought to apply similar principles when determining the remuneration packages for senior management and other general staff, and employees are rewarded on a performance-rated basis as well as other fringe benefits such as social insurance, pension funds and medical cover.

Please refer to note 10 and note 11 to the financial statements on pages 81 to 83 for details of Directors’ remuneration and the five highest paid individuals in the Company.

•
The remuneration of Non-executive Directors and Independent Non-executive Directors recommended by the Remuneration Committee was determined by the Board where the vote of the Directors concerned will not be counted in relation to their remuneration.

•
The Remuneration Committee also administered the Company’s share option schemes and all other employee equity-based compensation plans, with full authority to make all other determinations in the administration thereof, but subject to the limitations prescribed by laws and the rules of such plans and programs.

•
The Remuneration Committee would consult the Chairman and Chief Executive Officer about its proposal relating to the remuneration of Executive Directors and have access to professional advice if necessary.

Attendance of individual members at Remuneration Committee meetings in 2010

Directors	No. of Meetings attended (4 meetings in total)

Chiu Sung Hong (Chairman)	4/4
Tse Hau Yin, Aloysius	4/4
Cao Xinghe (Note 1)	1/2
Li Fanrong (Note 2)	1/1
Wu Zhenfang (Note 3)	1/1

Note 1:	Mr. Cao Xinghe appointed Mr. Chiu Sung Hong as his alternate to attend the Remuneration Committee meeting held on 19 May 2010 and to vote on his behalf.

Note 2:
  Mr. Cao Xinghe retired as member of the Remuneration Committee with effect from 24 May 2010 and Mr. Li Fanrong was appointed as member of the Remuneration Committee on 24 May 2010. Mr. Li Fanrong was re-designated to Executive Director of the Company and resigned as member of Remuneration Committee with effect from 16 September 2010.

Note 3:	Mr. Wu Zhenfang was appointed as member of the Remuneration Committee on 16 September 2010.

C.	ACCOUNTABILITY AND AUDIT

C.1	Financial reporting
Principle: “The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects.”

•
The Company has established a mechanism for reporting to the Board to ensure that the Board, e.g. by means of provision of a monthly management report, fully understands the operating conditions and the relevant financial position of the Company. The Board is responsible for preparing accounts that give a true and fair view of the Group’s financial position on a going-concern basis and other price-sensitive announcements and financial disclosures. Management provides the Board with the relevant information it needs to fulfil these responsibilities.

•
Directors of the Company will discuss the operating budget for the next year and approve the operating budget at the end of each year and will review the execution of the operating budget for the whole year. Management will also provide sufficient explanations and information to the Board. All significant changes in the operating conditions and investment decisions will be discussed in sufficient details by the Board.

•
If necessary, the Directors will also engage professional independent consultants so that the Directors can gain an in-depth and comprehensive understanding and assessment of the relevant matters, in order to make well-grounded assessments.

•
The Company has established and maintained an internal control and risk management system that is in line with the strategic objectives of the Company and fits the actual needs of the Company. An Investment and Risk Management Committee has been established and delegated to assess, analyze and identify key business risks of the Company and their impact. Risk management reports are submitted to the Board periodically.

•
In response to Section 404 of the Sarbanes-Oxley Act promulgated by the US Congress in 2002 to safeguard the interests of investors, increase the accuracy and effectiveness of financial reporting and financial information disclosure, management has issued a statement on the responsibility and effectiveness of internal control based on financial reporting, and the auditors of the Company have also audited the effectiveness of internal control over financial reporting.

•
The Company regularly updates investors with progress of development and performance of the Company through formal channels such as annual report, interim report and announcements made through the Hong Kong Stock Exchange’s website, the Company’s website and newspapers, as well as through press releases. The Company also issues quarterly operational statistics and announces its strategy at the beginning of the year to enhance transparency about its performance and to give details of the latest development of the Company in a timely manner.

•	The Company provides a comprehensive business review in its interim and annual reports to enable investors to appraise its development over the period and its financial position.

•
The Company has also engaged independent technical consultant firms to conduct a review of its oil and gas information and discloses details of its oil and gas properties in its annual report (as set out on pages 115 to 128).

C.2	Internal controls
Principle: “The board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders’ investment and the issuer’s assets.”

•
Directors of the Company regularly receive reports made by the management of the Company regarding the establishment and evaluation of the Company’s internal control and risk management. All major risks are reported to the Board. The Board will also evaluate the corresponding risks and the response plan.

•
Based on the Company’s strategies, the Investment and Risk Management Committee of the Company is responsible for setting the objective of risk management and assessing key risks in major investments, important events and key business processes, and is also responsible for the review and approval of the solutions to major risks. The risk management reports are submitted to the Board periodically.

•
The Audit Committee is responsible for overseeing the operation of the internal monitoring systems, so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or losses resulting from financial reporting.

•
The Company has chosen the internal control framework issued by COSO in the United States of America, established a system and mechanism over financial, operational and compliance controls and conducted an extensive and continuing review and evaluation of the internal control of the Company to ensure the timeliness, accuracy and integrity of all information reported. The Company will continue to improve such system to comply with the regulatory requirements and to enhance corporate governance of the Company.

•
The management has evaluated the design and operating effectiveness of the internal control regarding the financial report as of 31 December 2010, and has not discovered any material weakness through the evaluation. On the basis of such evaluation, the Directors consider that as of 31 December 2010, internal control of the Company in relation to financial reporting was effective.

•
Meanwhile, the Company has established a mechanism for rectifying internal control defects under which the leading officials of all units have clear responsibilities of rectifying internal control defects in their own units. Those responsibilities are also included in the internal performance indicators of the Company.

•
The Company has established an open channel to handle and discuss internal reports concerning finance, internal control and embezzlement to ensure that all reports will receive sufficient attention and any significant internal control weaknesses or reports will directly reach the chairman of the Audit Committee.

•
The Audit Committee, together with senior management and the external auditors, has reviewed the accounting principles and practices adopted by the Group and discussed the internal control and financial reporting matters. The Board has also assessed the effectiveness of internal controls by considering reviews performed by the Audit Committee, executive management and both internal and external auditors.

•
The Company formally adopted COSO-ERM framework in 2007 as a guidance for its risk management, so that all key business risks of the Company will be paid sufficient attention and monitoring. The Company will continue to improve such systems to enhance its corporate governance.

C.3	Audit Committee
Principle: “The board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company’s auditors. The audit committee established by an issuer pursuant to the Exchange Listing Rules should have clear terms of reference.”

•
The Audit Committee consists of three Independent Non-executive Directors, with Mr. Tse Hau Yin, Aloysius as the Audit Committee financial expert for the purposes of U.S. securities laws and chairman of the Audit Committee. A list of members of the Audit Committee is set out under the section headed “Company Information” on page 136 of the annual report.

•
The Audit Committee meets at least twice a year and is responsible for reviewing the completeness, accuracy and fairness of the Company’s accounts, evaluating the Company’s auditing scope (both internal and external) and procedures as well as its internal control systems.

•
Full minutes of the Audit Committee meetings are kept by the Joint Company Secretaries. Draft and final versions of minutes of the Audit Committee meetings are sent to all members of the Audit Committee for their comments and records respectively, in both cases within a reasonable time after the meetings.

•
The Audit Committee is also responsible for overseeing the operation of the internal monitoring systems, so as to ensure that the Board is able to monitor the Company’s overall financial position, to protect the Company’s assets, and to prevent major errors or losses resulting from financial reporting.

•	The following is a summary of the work performed by the Audit Committee under its charter during the year:

—	Reviewed the Company’s audited accounts and results announcement before it is tabled before the Board for approval, discussing with senior management and the external auditors;
—	The Audit Committee held formal meetings with the external auditors and senior management of the Company at least twice a year to discuss the following matters:

(i)	the external auditors’ engagement letter and general scope of their audit work, including planning and staffing of the audit;

(ii)	the Company’s management discussion and analysis disclosures in the interim report and annual report of the Company;

(iii)	the applicable accounting standards relating to the audit of the Company’s financial statements, including any recent changes;

—
In addition to formal meetings arranged by the Company, members of the Audit Committee were also given direct access to the external auditors and have frequent contacts with the external auditors to discuss issues from time to time;

—
Conducted a review of the effectiveness of the system of internal controls of the Company and its subsidiaries, including financial, operational and compliance controls, as well as risk management aspects of internal controls, and made recommendations to the Board based on the review;

—
Discussed with senior management of the Company ways of improving and strengthening the scope, adequacy and effectiveness of the Company’s internal controls, including corporate accounting and financial controls, both under the Listing Rules as well as under relevant US requirements;

—	Made recommendations to senior management and the Board on the scope and quality of management’s ongoing monitoring of risks and issues relevant to internal controls;

—
Reviewed the work performed by the Company’s external auditors and their relationship with the Company’s senior management, and recommended to the Board the re-appointment of Ernst & Young as external auditors, as well as the proposed auditors’ fees;

—	Reviewed the Company’s audit and non-audit services pre-approval policy to ensure auditors’ independence;

—
Members of the Audit Committee received materials from the Company’s external auditors from time to time in order to keep abreast of changes in financial reporting principles and practices, as well as issues relating to financial reporting and internal controls relevant to the Company;

—	Considered and approved the non-audit services provided by the external auditors during the year;

—	Reviewed the Company’s business ethics and compliance policies, related reports and training programs and made recommendation for improvement; and

—
Reported on its findings and suggestions to the Board following its review of different aspects of the Company’s financial reporting and internal control systems, and made appropriate recommendations where necessary.

•	The Audit Committee is provided with sufficient resources, including independent access to and advice from external auditors.

Attendance of individual members at
Audit Committee meetings in 2010

Independent Non-executive Directors	No. of Meeting attended (4 meetings in total)

Tse Hau Yin, Aloysius (Chairman and Financial Expert)	4/4
Chiu Sung Hong	4/4
Lawrence J. Lau	4/4

D.	DELEGATION BY THE BOARD

D.1	Management functions
Principle: “An issuer should have a formal schedule of matters specifically reserved to the board for its decision. The board should give clear directions to management as to the matters that must be approved by the board before decisions are made on behalf of the issuer.”

•
The Board is the ultimate decision-making body of the Company, other than those matters reserved to shareholders of the Company. The Board oversees and provides strategic guidance to senior management in order to enhance the long-term value of the Company for its shareholders.

•
The day-to-day management is conducted by senior management and employees of the Company, under the direction of the Chief Executive Officer and the oversight of the Board. In addition to its general oversight of the management, the Board also performs a number of specific functions.

•	The primary functions performed by the Board include:

(i)	Reviewing and approving long-term strategic plans and annual operating plans, and monitoring the implementation and execution of those plans;

(ii)	Reviewing and approving significant financial and business transactions and other major corporate actions; and

(iii)
Reviewing and approving financial statements and reports, and overseeing the establishment and maintenance of controls, processes and procedures to ensure accuracy, integrity and clarity in financial and other disclosures.

D.2	Board Committees
Principle: “Board committees should be formed with specific written terms of reference which deal clearly with the committees’ authority and duties.”

•	The Company has formed an Audit Committee, a Remuneration Committee and a Nomination Committee of the Board, each Committee with its own specific Charter.

E.	COMMUNICATION WITH SHAREHOLDERS

E.1	Effective communication
Principle: “The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.”

•
The Board recognizes the importance of good and effective communication with all shareholders. With a policy of being transparent, strengthening investor relations, and providing consistent and stable returns to shareholders, the Company seeks to ensure transparency through establishing and maintaining different communication channels with shareholders.

•	The Company has a professionally-run investor relations department to serve as an important communication channel between the Company and its shareholders and other investors.

•
A key element of effective communication with shareholders and investors is prompt and timely dissemination of information in relation to the Company. In addition to announcing its interim and annual results to shareholders and investors, the Company also publicises its major business developments and activities through press releases, announcements and the Company’s website in accordance with relevant rules and regulations. Press conferences and analyst briefings are held from time to time on financial performance and major transactions.

•
The annual general meeting also provides a useful forum for shareholders to exchange views with the Board. The Chairman of the Board, as well as Chairman of the Audit Committee, Nomination Committee and Remuneration Committee, or in their absence, members of the respective Committees, are available to answer questions from shareholders at annual general meetings and extraordinary general meetings of the Company.

E.2	Voting by Poll
Principle: “The issuer should ensure that shareholders are familiar with the detailed procedures for conducting a poll.”

•
Pursuant to the amendments to the Listing Rules, all votes of shareholders at the general meeting of the Company must be taken by poll with effect from 1 January 2009. The Joint Company Secretary will ensure that shareholders are familiar with the procedures of voting by poll in all the general meetings of the Company.

•	The results of the poll are published on the Hong Kong Stock Exchange’s website and the Company’s website.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2010, except for deviations from provisions A.2.1 and A.4.1 only. The following summarises the requirements under the relevant CG Code provisions and the Company’s reasons for such deviations.

CG Code Provision A.2.1
Under CG Code provision A.2.1, the roles of the chairman and chief executive officer are required to be separate and not to be performed by the same individual.

Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board of the Company. In addition to the role of the Chairman of the Board, Mr. Fu was also the Chief Executive Officer of the Company until 15 September 2010. This constituted a deviation from CG Code provision A.2.1.

From 16 September 2010, Mr. Yang Hua has been appointed as the Vice Chairman and Chief Executive Officer of the Company. Mr. Fu remains the Chairman of the Board of the Company. Accordingly, the Company is now in compliance with CG Code Provision A.2.1.

CG Code Provision A.4.1
Under CG Code provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the other incumbent Independent Non-executive Directors of the Company, except Mr. Wang Tao who was elected as a new Independent Non-executive Director of the Company for the first time by the shareholders at the annual general meeting of the Company on 29 May 2008, have been retired from the office by rotation and have been re-elected in the past three years according to Article 97. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

CHANGE IN DIRECTORS AND JOINT COMPANY SECRETARY

On 29 January 2010, Mr. Xiao Zongwei has resigned as Joint Company Secretary of the Company and Mr. Jiang Yongzhi was appointed as the Joint Company Secretary of the Company with effect from the same day.

On 24 May 2010, Mr. Cao Xinghe retired as a Non-executive Director of the Company, and Mr. Li Fanrong was appointed as Non-executive Director of the Company on the same day.

On 16 September 2010, Mr. Yang Hua was appointed as the Vice Chairman of the Board of Directors of the Company, Mr. Fu Chengyu was re-designated from Executive Director to Non-executive Director of the Company and Mr. Li Fanrong was re-designated from Non-executive Director to Executive Director of the Company.

CODE OF ETHICS

The Board adopted a code of ethics (“Code of Ethics”) on 28 August 2003 to provide guidelines to the senior management and Directors in legal and ethical matters as well as the sensitivities involved in reporting illegal and unethical matters. The Code of Ethics covers such areas as supervisory rules, insider dealing, market malpractices, conflict of interests, company opportunities, protection and proper use of the Company’s assets as well as reporting requirements.

All the senior management members and Directors are required to familiarise themselves with and follow the Code of Ethics to ensure that the Company’s operations are honest and legal. Violations of the rules will be penalized and serious offences will result in dismissal.

The Company reviewed its Code of Ethics and adopted the revised code of ethics (“New Code of Ethics”) in August 2010, as part of its continued efforts to improve its corporate governance standards. The Company has provided all its Directors and senior officers with a copy of the New Code of Ethics and requires them to comply with the New Code of Ethics, so as to ensure the Company’s operation is proper and lawful. The Company will take disciplinary actions towards any act which is in breach of the New Code of Ethics.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a New Code of Ethics incorporated the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. The Company has made specific enquiries to all of the Directors, and all Directors have confirmed that they complied, during the year ended 31 December 2010, with the required standards set out in the Model Code.

SERVICES AND REMUNERATION OF AUDITORS

Ernst & Young was appointed and engaged as the Company’s auditors (“Auditors”) for the financial year ended 31 December 2010. Services provided by the Auditors and fees charged by the Auditors for the services are as follows:

Audit Fees
The aggregate fees billed for professional services rendered by the Auditors for the audit of the Company’s annual financial statements or services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements were RMB15,447,427 (approximately US$2,261,140) for the financial year ended 31 December 2009 and RMB17,673,731 (approximately US$2,608,515) for the financial year ended 31 December 2010.

Audit-related Fees
The aggregate fees billed for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees” were RMB1,075,063 (approximately US$157,364) for the financial year ended 31 December 2009 and approximately RMB1,637,119 (approximately US$241,627) for the financial year ended 31 December 2010.

Tax Fees
The aggregate fees billed for professional service rendered by the Auditors for tax compliance, tax advice and tax planning were RMB44,956 (approximately US$6,581) for the financial year ended 31 December 2009 and RMB411,016 (approximately US$60,663) for the financial year ended 31 December 2010.

All Other Fees
The aggregate fees billed for professional service rendered by the Auditors for risk management advisory services, and information systems reviews were RMB1,498,677 (approximately US$219,371) for the financial year ended 31 December 2009 and RMB420,000 (approximately US$61,989) for the financial year ended 31 December 2010.

There are no other fees payable to the Auditors for products and/or services provided by the Auditors, other than the services reported above, for the financial year ended 31 December 2009 and for the financial year ended 31 December 2010.

STATEMENT ON CORPORATE GOVERNANCE AS REQUIRED BY SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is The Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares are registered with the United Sates Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home country corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE-listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg/default.shtml

Directors and Senior Management

Executive Directors
1	Yang Hua (Vice Chairman & CEO)
2	Li Fanrong
3	Wu Guangqi

Non-executive Directors
4	Fu Chengyu (Chairman)
5	Zhou Shouwei
6	Wu Zhenfang

Independent Non-executive Directors
7	Edgar W. K. Cheng
8	Chiu Sung Hong
9	Lawrence J. Lau
10	Tse Hau Yin, Aloysius
11	Wang Tao

EXECUTIVE DIRECTORS

Yang Hua
Born in 1961, Mr. Yang is a senior engineer and graduated from China University of Petroleum with a B.S. degree in petroleum engineering. He also received an MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 29 years of experience in petroleum exploration and production. From 1982 to 1992, Mr. Yang served in a number of positions in CNOOC Research Center including the Director of Field Development Department, the Manager of Reservoir Engineering Department and the Project Manager. Thereafter, Mr. Yang was mainly involved in international business, corporate finance and capital market operations in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, Mr. Yang became a Senior Vice President of the Company and served as Chief Financial Officer of the Company from January 2005 to September 2010, Executive Vice President of the Company from October 2005 to March 2009, and President of the Company from March 2009 to September 2010. He was Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company, from 2002 to 2003, General Manager of CNOOC China Limited, a subsidiary of the Company, from February 2009 to September 2010, Chairman and Director of CNOOC Southeast Asia Limited, a subsidiary of the Company, from July 2009 to September 2010, and Chairman and Director of CNOOC Deepwater Development Limited from January 2010 to September 2010. He also served as an Assistant President of CNOOC from January 2009 to April 2010 and a Director of CNOOC Finance Corporation Limited, a subsidiary of CNOOC, from May 2005 to December 2010. Mr. Yang was appointed as Vice Chairman of the Board and Chief Executive Officer of the Company with effect from 16 September 2010. He serves as Chairman and Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. He also serves as Vice President of CNOOC. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005.

Li Fanrong
Born in 1963, Mr. Li is a senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for more than 27 years. He joined CNOOC in 1984. From 1984 to 1989, he was a Petroleum Engineer in Nanhai East Oil Corporation of CNOOC. From 1989 to 2001, he worked as Offshore Platform Supervisor in Huizhou Oil Field for ACT (AGIP-Chevron-Texaco) Operators Group, later as Production Manager in Liuhua Oil Field Joint Operating Group with Amoco Orient Company, and Assistant to President of CNOOC China Limited Shenzhen Branch and Managing Director of Lufeng 22-1 Oil Field Joint Operating Group with Statoil (Orient) Inc. From January 2002 to November 2005,

Mr. Li worked as Vice President of CNOOC China Limited Shenzhen Branch and Chief Representative of Joint Management Committee in CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From November 2005 to February 2007, he worked as General Manager of Development and Production Department of the Company. From February 2007 to January 2009, he worked as President of CNOOC China Limited Shenzhen Branch. From January 2009 to April 2010, he was appointed as an Assistant President of CNOOC. Mr. Li serves as President of CNOOC Energy Technology & Services Limited since February 2009, and serves as Vice President of CNOOC since May 2010. Mr. Li was appointed as President of the Company with effect from 16 September 2010.  He also serves as a Director of CNOOC China Limited and CNOOC International Limited, and Chairman and Director of CNOOC Southeast Asia Limited and CNOOC Deepwater Development Limited, all being subsidiaries of the Company. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010.

Wu Guangqi
Born in 1957, Mr. Wu is a geologist, senior economist and Certified Senior Enterprise Risk Manager and graduated with a B.S. degree from the Ocean University of China, majoring in Marine Geology. He also holds a master degree in Management from China University of Petroleum and a doctor degree in Management from Huazhong University of Science and Technology. Mr. Wu joined CNOOC in 1982. From 1994 to 2001, he served as the Deputy General Manager of CNOOC Oil Technical Services Company, a subsidiary of CNOOC, the Director of the Administration Department of CNOOC and the Director of the Ideology Affairs Department of CNOOC successively. Mr. Wu was appointed as an Assistant President of CNOOC in 2003, and has been the Vice President of CNOOC since 2004. Mr. Wu also served as an Independent Non-executive Director of China Yangtze Power Limited, a company listed on the Shanghai Stock Exchange, from May 2003 to July 2010, and the Chief Compliance Officer of the Company since 1 June 2005. Mr. Wu also serves as a Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. Mr. Wu was appointed as an Executive Director of the Company with effect from 1 June 2005.

NON-EXECUTIVE DIRECTORS

Fu Chengyu
Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a master degree in petroleum engineering from the University of Southern California in the United States. He has over 31 years of experience in the oil industry in the China. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined CNOOC in 1982 and served as the Chinese Deputy Chief Representative, Chief Representative, Secretary to the Management Committees and Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip, and later as the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, Vice President of Phillips Asia Inc., General Manager of the Xijiang Development Project, General Manager of CNOOC Nanhai East Corporation and Vice President of CNOOC. Subsequently, he became Executive Vice President, President and Chief Operating Officer of the Company in 2001. From September 2002 to August 2010, he served as Chairman of China Oilfield Services Limited (“COSL”), a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. Mr. Fu served as Chief Executive Officer of the Company from October 2003 to September 2010, the Chairman of the Board of Directors of CNOOC China Limited from October 2003 to September 2010 and Chairman of the Board of Directors of CNOOC International Limited from August 1999 to September 2010, both being subsidiaries of the Company. Mr. Fu was appointed as Chairman of the Board of the Company on October 2003. He became the President of CNOOC in October 2003. He also serves as Chairman of CNOOC Finance Corporation Limited and Zhonghai Trust Co. Ltd. Mr. Fu is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 16 September 2010.

Zhou Shouwei
Born in 1950, Mr. Zhou, a member of Chinese Academy of Engineering, received a doctorate degree from the Southwest Petroleum Institute in China majoring in petroleum and natural gas engineering. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited

Tianjin Branch. He was appointed as an Executive Vice President of the Company in September 1999 and served as the President of the Company from July 2002 to March 2009. Since 2000, Mr. Zhou has been a Vice President of CNOOC. He also served as a Director and the General Manager of CNOOC China Limited, a subsidiary of the Company. From October 2004 to July 2009, Mr. Zhou served as a Director of CNOOC International Limited, a subsidiary of the Company. From April 2003 to July 2009, Mr. Zhou also served as the Chairman of CNOOC Southeast Asia Limited, a subsidiary of the Company. From December 2003 to December 2010, Mr. Zhou served as the Chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 31 March 2009.

Cao Xinghe
Born in 1949, Mr. Cao graduated from Tianjin Politics and Law Management College majoring in Economic Laws and later studied MBA in Capital University of Economics and Business. Mr. Cao has over 40 years of experience in the petroleum industry since he started work in 1965. He worked for Shengli oilfield and Dagang oilfield before he joined CNOOC in 1982. From 1985 to 2003, Mr. Cao worked as the Manager of Bohai Oil Commercial Company, later as the Manager of Bohai Oil Transportation Company, both being subsidiaries of CNOOC, and Deputy General Manager and General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC, successively. From April 2003 to July 2004, Mr. Cao worked as Assistant President of CNOOC and became Vice President of CNOOC in August 2004. Mr. Cao also serves as Chairman of the Board of Directors of CNOOC Energy Technology & Services Limited and Chairman of the Board of Directors of China Ocean Oilfields Services (Hong Kong) Limited, both being subsidiaries of CNOOC. Mr. Cao was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006. Mr. Cao retired as a Non-Executive Director of the Company on 24 May 2010.

Wu Zhenfang
Born in 1952, Mr. Wu is a senior engineer and graduated with a bachelor degree from Dalian University of Technology, majoring in Offshore Petroleum Engineering and Construction. He later studied EMBA in Shanghai Jiao Tong University. Mr. Wu joined the petroleum industry in 1971. He joined CNOOC in 1980 when it was still in the pre-establishment stage. From 1993 to 2000, he was Deputy General Manager of CNOOC Nanhai West Corporation, a subsidiary of CNOOC and the President of CNOOC Chemical Limited, a subsidiary of CNOOC. He was also the Chairman of the Board of Directors of Fudao Fertilizer Limited and CNOOC Chemical Limited, both being subsidiaries of CNOOC, from 2001 to 2003 and from 2003 to 2005 respectively. From 2003 to 2004, Mr. Wu was an Assistant President of CNOOC and then appointed Vice President of CNOOC in August 2004. Mr. Wu also served as the Chairman and President of CNOOC Gas and Power Group (formerly known as CNOOC Gas and Power Limited), as the Chairman and General Manager of CNOOC Oil & Petrochemicals Co., Ltd., both being subsidiaries of CNOOC, as well as the Chairman of a number of subsidiaries of CNOOC. Mr. Wu also serves as Chairman of CNOOC and Shell Petrochemical Co. Ltd and a number of subsidiaries of CNOOC. Mr. Wu was appointed as an Executive Director of the Company with effect from 31 August 2005 and was re-designated from Executive Director to Non-executive Director with effect from 1 September 2006.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Edgar W. K. Cheng
Born in 1943, Dr. Cheng was a graduate from the University of Notre Dame and the Medical College of Wisconsin, USA. He was Clinical Associate Professor of Medicine at Cornell University Medical College and practiced medicine and conducted clinical research at the Memorial Sloan-Kettering Cancer Centre in New York. Dr. Cheng was a former Chairman of the University Grants Commission in Hong Kong, a former member of the Education Commission and former Chairman of the Council of The Chinese University of Hong Kong. In addition to his academic experience, Dr. Cheng is currently the Chairman of the World-Wide Investment Co. Ltd. and had been in many other financial market positions such as Chairman of the Stock Exchange of Hong Kong, Vice-Chairman and non-executive director of the Hang Seng Bank Ltd., Vice President of the International Federation of Stock Exchange, Founding Chairman of the Hong Kong Securities Institute, Chairman of the Steering Committee on the Feasibility Study on the Financial Services Institute, Member of the Board of Directors of the Hong Kong Futures Exchange Ltd., Member of the Conference Board’s Global Advisory Council, an independent non-executive director of the Standard Chartered Bank (Hong Kong) Ltd., a member of the Board of Directors of the Hong Kong Institute for Monetary Research and an independent non-executive director of American International Assurance Co. Ltd. He is currently an independent non-executive director of Shui On Land Limited. In his other public service capacity, Dr. Cheng served as the Head of the Central Policy Unit of the Government of Hong Kong Special Administrative Region from 1999 to 2001. He was a member of the Greater Pearl River Delta Business Council, a member of the Commission on Strategic Development and Chairman of the Council for Sustainable Development. He is currently a member of the Judicial Officers Recommendation Commission. Dr. Cheng also plays an active role in Hong Kong-China affairs. He was appointed by the Chinese Government as a Hong Kong Affairs Advisor (1991–1997). He became a Member of the Preparatory Committee and also the Selection Committee for the Hong Kong Special Administrative Region of the National People’s Congress (1996-1997). At present, he is a member of the 11th Chinese People’s Political Consultative Conference National Committee. Dr. Cheng was appointed as an Independent Non-executive Director of the Company with effect from 24 May 2006.

Chiu Sung Hong
Born in 1947, Mr. Chiu received an LL.B. degree from the University of Sydney. He was admitted as a solicitor of the Supreme Court of New South Wales and the High Court of Australia. He has over 30 years’ experience in legal practice and had been a director of a listed company in Australia. Mr. Chiu was the founding member of the Board of Trustees of the Australian Nursing Home Foundation and served as the General Secretary of the Australian Chinese Community Association of New South Wales. Mr. Chiu is also an Independent Non-executive Director of Yunnan Enterprises Holdings Limited since April 2008, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Chiu was appointed as an Independent Non-executive Director of the Company with effect from 7 September 1999.

Lawrence J. Lau
Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. He is also concurrently Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 160 articles and notes in professional journals. A member of the 11th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Population, Resources and Environment. Professor Lau also serves as a non-official member of the HKSAR Government’s Executive Council, as a member of the Commission on Strategic Development, the Exchange Fund Advisory Committee and its Currency Board and Governance Sub-Committees, the Greater Pearl River Delta Business Council and the Honours Committee, 2011 Non-Official Justices of the Peace (JP) Selection Committee and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as Chairman of CIC International (Hong Kong) Co., Limited, as Vice-Chairman of the Board of Directors of CITIC Capital Holdings Limited in Hong Kong, as an Independent Non-executive Director of Far EasTone Telecommunications Company Limited and Shin Kong Life Insurance Company Limited in Taiwan, and as a member of the Board of Directors of Precoad, Inc. in the United States of America. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Tse Hau Yin, Aloysius
Born in 1948, Mr. Tse is a fellow of The Institute of Chartered Accountants in England and Wales, and the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Mr. Tse is a past president and the current Chairman of the Audit Committee of the HKICPA. He joined KPMG in 1976, became a partner in 1984 and retired in March 2003. Mr. Tse was a non-executive Chairman of KPMG’s operations in the PRC and a member of the KPMG China advisory board from 1997 to 2000. Mr. Tse is currently an independent non-executive director of China Telecom Corporation Limited, Wing Hang Bank Limited, Linmark Group Limited, SJM Holdings Limited and Sinofert Holdings Limited, companies listed on The Stock Exchange of Hong Kong Limited. He was an independent non-executive director of China Construction Bank Corporation, which is listed on the HKSE Main Board from 2004 to 2010. Mr. Tse is also a member of the International Advisory Council of the People’s Municipal Government of Wuhan. Mr. Tse was appointed as an Independent Non-executive Director of the Company with effect from 8 June 2005.

Wang Tao
Born in 1931, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his deputy doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council and the Chairman of Chinese-Saudi Arabia Friendship Association. He also serves as adjunct professor and/or doctoral advisor in several institutions, including China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than 50 years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang is the Honorary Chairman and an Executive Director of Sino Union Petroleum & Chemical International Limited, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company with effect from 29 May 2008.

OTHER MEMBERS OF SENIOR MANAGEMENT

Yuan Guangyu
Born in 1959, Mr. Yuan is an Executive Vice President of the Company, responsible for the operation safety, engineering and construction, and drilling and completion. Mr. Yuan is a senior engineer. He graduated from China University of Petroleum with a bachelor’s degree in drilling engineering. He obtained a master degree from the Capital University of Economics and Business in 2001. He graduated from the CEO Class and the EMBA program of China Europe International Business School in 2004 and 2007 respectively with an MBA degree. With over 29 years of experience in the oil and gas industry, Mr. Yuan joined CNOOC in 1982, having served as Deputy Manager of CNOOC Bohai Drilling Company, Deputy General Manager of CNOOC China Offshore Oil Northern Drilling Company, Deputy General Manager of Operational Department of CNOOC, General Manager of CNOOC China Offshore Oil Northern Drilling Company, Chairman of the Board of Directors and General Manager of CNOOC Services, and Vice Chairman of the Board of Directors, Executive Director, Chief Executive Officer and President of COSL. Mr. Yuan also serves as the Director of CNOOC China Limited, CNOOC International Limited, CNOOC Southeast Asia Ltd. and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In November 2006, Mr. Yuan was appointed as the Assistant President of CNOOC. In March 2009, Mr. Yuan was appointed as the Executive Vice President of the Company.

Zhu Weilin
Born in 1956, Mr. Zhu is the Chief Geologist of CNOOC, Executive Vice President of the Company and General Manager of Exploration Department of the Company. Mr. Zhu graduated from Shanghai Tongji University with a Ph.D. degree. Mr. Zhu joined CNOOC in 1982. Prior to 1999, he conducted researches in CNOOC Research Center and served as the Deputy Director and Director of the Research Department and Deputy Chief Geologist and Chief Geologist of the Research Center. From 1999 to 2007, Mr. Zhu served as the Deputy Manager of Exploration Department of CNOOC, Deputy General Manager and General Manager of Exploration Department of the Company, General Manager of CNOOC China Limited Zhanjiang Branch and Vice President of the Company. Mr. Zhu also serves as the Director of CNOOC China Limited and CNOOC Deepwater Development Limited, both being the subsidiaries of the Company. Mr. Zhu has spent a long time in exploration research and management of oil and natural gas in offshore China. He was granted the Special Subsidies from the government, nominated as candidate for the “National Hundred, Thousand, and Ten Thousand Talent Project”, named as an Excellent Science and Technology Worker of the Nation and awarded the Li Siguang Award for Geosciences, the highest tribute in geosciences awards level. In August 2007, Mr. Zhu was appointed as the Chief Geologist of CNOOC and Executive Vice President of the Company, responsible for the Company’s oil and gas exploration operations.

Zhao Liguo
Born in 1953, Mr. Zhao is the General Counsel of the Company. He graduated from the Faculty of Law, Peking University in 1983 with a bachelor of laws’ degree. In 1988, he studied at the Law School of Niigata University in Japan for a year. Mr. Zhao joined CNOOC in 1983. He served as Head of Contract Negotiation Division, Deputy General Manager and General Manager of Legal Department of CNOOC. At present, he serves as the General Counsel of CNOOC and the Company. Mr. Zhao was granted PRC lawyer qualification in 1985 and corporate counsel qualification in 1998. He is an arbitrator of China International Economic and Trade Arbitration Commission and a member of the China Maritime Arbitration Commission. Mr. Zhao also serves as the Director of CNOOC China Limited and CNOOC International Limited, both being the subsidiaries of the Company. Mr. Zhao was appointed as the General Counsel of the Company effective 2 November 2009.

Chen Bi
Born in 1961, Mr. Chen is an Executive Vice President of the Company and is responsible for development, production and sales of the Company. Mr. Chen graduated from the Southwest Petroleum University and received a bachelor degree in oil production. He received a master degree of petroleum engineering from Edinburgh Heriot-Watt University in 1988, an MBA degree from Tsinghua University in 2000 and an honorary doctoral degree in petroleum engineering from Edinburgh Heriot-Watt University in 2010. Mr. Chen joined CNOOC in 1982 and has over 29 years of experience in the oil and natural gas industry. He served as the Deputy Manager of CNOOC Nanhai West Corporation Oil Production Company, Director of Production Section, Deputy Manager and General Manager of Development and Production Department of the Company, and General Manager of CNOOC China Limited Tianjin Branch. Mr. Chen also serves as the Director of CNOOC China Limited, CNOOC International Limited and CNOOC Deepwater Development Limited, all being the subsidiaries of the Company. In December 2005, Mr. Chen was appointed as Vice President of the Company and General Manager of CNOOC China Limited Tianjin Branch. In March 2009, Mr. Chen was appointed as the Executive Vice President of the Company.

Chen Wei
Born in 1958, Mr. Chen is a Senior Vice President of the Company and the General Director of CNOOC Research Institute (formerly CNOOC Research Center). He received his B.S. degree from China University of Petroleum and MBA from Tsinghua University. He has over 29 years of experience in the oil and gas industry. Mr. Chen joined CNOOC in 1984 and previously served as the Deputy Manager for the Development Department, the Deputy Manager of the Overseas Research Department, the Manager of the Information Department, and the Deputy Director of CNOOC Research Center. He has also served as General Manager of Human Resources Department of CNOOC, and the Senior Vice President of the Company and General Manager of Administration Department of the Company. In July 2003, Mr. Chen was appointed as the Director of CNOOC Research Center (later became President of CNOOC Research Institute).

Zhang Guohua
Born in 1960, Mr. Zhang is a Senior Vice President of the Company and the General Manager of CNOOC China Limited Shanghai Branch. He graduated from Shandong Oceanographic Institute (now Ocean University of China) with a bachelor degree. He studied in the Business Institute of University of Alberta in Canada in 2001. He joined CNOOC in 1982 and served as Deputy Chief Geologist and General Manager of Exploration Department of CNOOC Naihai West Corporation, a subsidiary of CNOOC, Chief Geologist of CNOOC Research Center, Assistant to General Manager of CNOOC China Limited and the General Manager of Exploration Department of the Company. In October 2005, Mr. Zhang was appointed as General Manager of CNOOC China Limited Shanghai Branch.

Fang Zhi
Born in 1962, Mr. Fang is a Vice President of the Company and the President of CNOOC International Limited and is responsible for the Company’s International affairs. He graduated from Zhejiang University with a bachelor degree in science and received a MBA degree from University of Birmingham in 1995. Mr. Fang joined CNOOC in 1982. He served as Deputy Director of the Research Center of CNOOC Nanhai East Corporation, Deputy General Manager of CNOOC-AMOCO Liuhua Joint Operating Group, Deputy General Manager of Exploration and Development Department of CNOOC Nanhai East Corporation, the Deputy General Manager and General Manager of CNOOC China Limited Shenzhen Branch, and the President of CNOOC Southeast Asia Ltd. Mr. Fang also serves as the Director of CNOOC International Limited and CNOOC Southeast Asia Ltd., both being the subsidiaries of the Company. In October 2005, Mr. Fang was appointed as the Vice President of the Company. In April 2009, Mr. Fang was appointed as President of CNOOC International Limited.

Zhong Hua
Born in 1960, Mr. Zhong is Chief Financial Officer of the Company. Mr. Zhong is a senior engineer and graduated from Southwest Petroleum Institute with a bachelor’s degree in Oil Exploitation. He received a master’s degree in Petroleum Engineering from Heriot-Watt University in the United Kingdom in 1988. He joined CNOOC in 1982, and has been working in the oil and gas industry for over 29 years. From 1982 to 1999, Mr. Zhong served as Petroleum Engineer, Expro Northsea Staff in UK, Deputy Manager of Downhole Services Company, Manager of Wei 10-3 Oilfield, Oilfield Superintendent of CNOOC Indonesia Project, Supervisor of Ya 21-1-3 HTHP Well Testing Project, Deputy Manager of Drilling and Exploitation Institute, Manager of Science and Technology Department and Manager of Administration Department of China Offshore Oil Nanhai West Corporation. From September 1999 to August 2005, Mr. Zhong was General Manager of Administration Department and General Manager of Development and Planning Department of CNOOC Ltd. From August 2005 to September 2010, Mr. Zhong served as Vice President, Executive Vice President, Executive Vice President and Chief Financial Officer of COSL. On 16 September 2010, Mr. Zhong was appointed as Chief Financial Officer of the Company.

JOINT COMPANY SECRETARIES

Jiang Yongzhi
Born in 1973, Mr. Jiang is the Joint Company Secretary of the Company. He is a CFA Charterholder and qualified PRC lawyer. In 1995, Mr. Jiang graduated from China University of Political Science and Law with a bachelor of laws degree majoring in International Economic Law. In 1997, he completed his study in Mattei School (“La Scuola Superiore della’ Mattei”) in Milan, Italy with a Master degree in Energy and Environmental Management and Economics, majoring in Management of Energy Company. In 2003, he obtained his MBA degree from Kelley School of Business, Indiana University in United States of America, majoring in Finance and Accounting. From 1995 to 2001, Mr. Jiang worked in China National Petroleum Corporation and then in Petrochina Company Limited as a legal counsel for the international business. Mr. Jiang joined the Company in 2003. He firstly served as the Senior Supervisor of Mergers & Acquisitions in the Controllers Department, then as the Commercial Manager in CNOOC International Limited, a subsidiary of the Company, and as the Assistant Chief Financial Officer of the Company from 2007 to 2009. Mr. Jiang serves as the General Manager of the Investor Relations Department and Director of the Office for the Board of Directors of the Company since 14 December 2009. Mr. Jiang was appointed as the Joint Company Secretary of the Company with effect from 29 January 2010.

Tsue Sik Yu, May
Born in 1973, Ms. Tsue Sik Yu, May is the Joint Company Secretary of the Company. She graduated from Curtin University of Technology in Australia with a bachelor of commerce in accounting. Ms. Tsue furthered her education at The Hong Kong Polytechnic University in Master of Corporate Governance from 2004 to 2006. She is an associate member of both the Institute of Chartered Secretaries and Administrators and the Hong Kong Institute of Chartered Secretaries since 2007. Furthermore, she is also a fellow member and certified risk trainer of the Institute of Crisis and Risk Management and an associate member of CPA Australia. From August 1998 to March 1999, Ms. Tsue worked in LG International (HK) Ltd. as a senior accounts clerk. Ms. Tsue joined China Ocean Oilfield Services (HK) Limited in 1999 as an accountant. She helped to manage the finance of the CNOOC Insurance Limited since 2000 and became its employee in 2004 as a manager of finance department. She serves as company secretary of CNOOC Insurance Limited since March 2007. Ms. Tsue was appointed as Joint Company Secretary of the Company with effect from 25 November 2008.

CHANGES IN DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

On 29 January 2010, Mr. Xiao Zongwei resigned as the Joint Company Secretary of the Company and Mr. Jiang Yongzhi was appointed as the Joint Company Secretary of the Company with effect from the same day.

With effect from 24 May 2010, Mr. Cao Xinghe retired as a Non-executive Director of the Company.

With effect from 24 May 2010, Mr. Li Fanrong was appointed as a Non-executive Director of the Company.

With effect from 16 September 2010, Mr. Fu Chengyu was no longer the Chief Executive Officer of the Company; Mr. Yang Hua was appointed as the Chief Executive Officer of the Company and was no longer the President and Chief Financial Officer of the Company; Mr. Li Fanrong was appointed as the President of the Company and Mr. Zhong Hua was appointed as Chief Financial Officer of the Company.

With effect from 16 September 2010, Mr. Yang Hua was appointed as the Vice Chairman of the Board of Directors of the Company; Mr. Fu Chengyu was re-designated from Executive Director to Non-executive Director of the Company and Mr. Li Fanrong was re-designated from Non-executive Director to Executive Director of the Company.

Report of the Directors

The directors (the “Directors”) of the Company are pleased to present their report together with the audited financial statements of the Company for the year ended 31 December 2010.

PRINCIPAL ACTIVITIES`

The principal activity of the Company is investment holding of its subsidiaries. These subsidiaries are principally engaged in the exploration, development, production and sales of crude oil and natural gas and other petroleum products.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS

Please refer to the financial summary on page 2 for a summary of the assets and liabilities of the Group as at 31 December 2010 and the operating results of the Group for the year then ended.

LOANS

Please refer to note 27 to the consolidated financial statements on pages 96 to 98 for details of the loans and borrowings of the Group as at 31 December 2010.

PROPERTY, PLANT AND EQUIPMENT

Please refer to note 16 to the consolidated financial statements on page 87 to 88 for net movements in property, plant and equipment of the Group for the year ended 31 December 2010.

RESERVES

The distributable reserves of the Company as at 31 December 2010, as calculated under Section 79B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), amounted to RMB33,573 million.

Please refer to the consolidated statement of changes in equity on pages 59 and note 30 to the consolidated financial statements on pages 102 to 103 for movements in the reserves of the Group and the Company, respectively, for the year ended 31 December 2010.

SUBSIDIARIES, ASSOCIATES AND JOINTLY-CONTROLLED ENTITIES

Particulars of the Company’s subsidiaries, associates and jointly-controlled entities as at 31 December 2010 are set out in notes 18, 19 and 20 to the consolidated financial statements on pages 90 to 93.

DIVIDENDS

An interim dividend of HK$0.21 per share was declared on 19 August 2010, and paid to the shareholders of the Company on 17 September 2010.

The Board recommended a payment of a final dividend of HK$0.25 per share for the year ended 31 December 2010, payable on 9 June 2011 to all shareholders on the register of members of the Company on 27 May 2011 subject to shareholders’ approval.

RETIREMENT BENEFITS

Please refer to note 32 to the consolidated financial statements on page 107 for details of the retirement benefits of the Group for the year ended 31 December 2010.

MAJOR SUPPLIERS AND CUSTOMERS

Purchases from the largest supplier of the Group for the year ended 31 December 2010 represented approximately 21% of the Group’s total purchases. The total purchases attributable to the five largest suppliers of the Group accounted for approximately 49% of the total purchases of the Group for the year ended 31 December 2010.

Sales to the largest customer for the year ended 31 December 2010 represented approximately 19% of the Group’s total revenue. The total sales attributable to the five largest customers of the Group accounted for approximately 33% of the Group’s total revenue for the year ended 31 December 2010.

For the year ended 31 December 2010, except for the continuing connected transactions with its indirect controlling shareholder CNOOC and its associates, as disclosed in the section entitled “Connected Transactions” below, none of the Directors or their respective associates or any shareholder of the Company (which to the knowledge of the Directors owns more than 5% of the Company’s share capital) had any interests in the five largest suppliers or customers of the Group.

CHARITABLE DONATIONS

Please refer to page 22 of the annual report for information concerning the donations by the Group during the year.

CONNECTED TRANSACTIONS

The Independent Non-executive Directors have confirmed that the following continuing connected transactions for the year ended 31 December 2010 to which any member of the Group was a party were entered into by the Group:

1.	in the ordinary and usual course of its business;

2.	either (a) on normal commercial terms, or (b) if there was no available comparison, on terms no less favourable to the Group than those available from independent third parties; and

3.	in accordance with the relevant agreement governing them and on terms that were fair and reasonable and in the interests of the Company and the shareholders as a whole.

The Independent Non-executive Directors have further confirmed that for the year ended 31 December 2010:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:

(a)	The aggregate annual volume of transactions for the provision of exploration and support services did not exceed RMB9,066 million.

(b)	The aggregate annual volume of transactions for the provision of oil and gas development and support services did not exceed RMB26,759 million.

(c)	The aggregate annual volume of transactions for the provision of oil and gas production and support services did not exceed RMB7,253 million.

(d)	The aggregate annual volume of transactions for the provision of marketing, management and ancillary services did not exceed RMB967 million.

(e)	The aggregate annual volume of transactions for FPSO vessel leases did not exceed RMB3,250 million.

(ii)
The aggregate annual volume of transactions for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates did not exceed RMB100 million;

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:

(a)	The aggregate annual volume of transactions for the sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas) did not exceed RMB181,782 million.

(b)	The aggregate annual volume of the transactions for the long term sales of natural gas and liquefied natural gas did not exceed RMB8,763 million.

(iv)
The maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance Corporation Limited (“CNOOC Finance”) (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) did not exceed RMB4,480 million for the period from 1 January 2010 to 19 August 2010. During such period, the maximum daily outstanding balance did not exceed 2.5% of the relevant percentage ratios under the Listing Rules. Under the amendment to the Listing Rules in June 2010, the Company announced on 20 August 2010 to revise the maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) not to exceed RMB9,800 million. For the period from 20 August 2010 to 31 December 2010, the maximum daily outstanding balance did not exceed RMB9,800 million and 5% of the relevant percentage ratios under the revised Listing Rules.

The independent auditors of the Group have reviewed the continuing connected transactions referred to above and confirmed to the Board of Directors that the continuing connected transactions:

1.	have received the approval of the Board;

2.	were in accordance with the pricing policies as stated in the Company’s financial statements;

3.	were entered into in accordance with the relevant agreements governing the transactions; and

4.	have not exceeded the caps disclosed in previous announcements.

Please also refer to note 31 to the consolidated financial statements on pages 103 to 106 for a summary of the related party transactions which include the Group’s continuing connected transactions.

The Company entered into a comprehensive framework agreement on 1 November 2010 with CNOOC for the provision of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2011. The comprehensive framework agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements the Company entered into on 8 November 2007. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2011 were approved by the independent shareholders of the Company on 24 November 2010 and are set out below.

Categories of continuing connected transactions	Annual caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

(a)	Provision of	For the three years ending
	exploration and	31 December 2013,
	support services	RMB6,676 million,
RMB7,431 million and
RMB7,737 million,
respectively

(b)	Provision of oil	For the three years ending
	and gas field	31 December 2013,
	development and	RMB24,067 million,
	support services	RMB37,906 million and
RMB38,822 million,
respectively

(c)	Provision of oil	For the three years ending
	and gas field	31 December 2013,
	production and	RMB8,228 million,
	support services	RMB9,051 million and
RMB9,956 million,
respectively

(d)	Provision of	For the three years ending
	marketing,	31 December 2013,
	management and	RMB820.98 million,
	ancillary services	RMB856.52 million and
RMB905.09 million,
respectively

(e)	FPSO vessel leases	For the three years ending
31 December 2013,
RMB1,401 million,
RMB1,390 million and
RMB1,546 million,
respectively

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

Provision of management,	For the three years ending
technical, facilities and	31 December 2013,
ancillary services, including	RMB100 million,
the supply of materials to	RMB100 million and
CNOOC and/or its	RMB100 million,
associates	respectively

Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

(a)	Sales of petroleum	For the three years ending
	and natural gas	31 December 2013,

	products (other	RMB152,315 million,
	than long term sales	RMB158,163 million and
	of natural gas and	RMB165,561million,
	liquefied natural gas)	respectively

(b)	Long term sales of	For the three years ending
	natural gas and	31 December 2013,
	liquefied natural gas	RMB8,034 million,
RMB9,146 million and
RMB21,155 million,
respectively

Financial services provided by CNOOC Finance to the Group

On 20 August 2010, the Company also entered into a renewal agreement with CNOOC Finance to renew the financial services framework agreement entered into by the Company and CNOOC Finance dated 14 October 2008 for the provision of a range of financial services by CNOOC Finance to the Group. The renewal agreement is effective from 1 January 2011 to 31 December 2013. The continuing connected transactions under the renewal agreement are exempted from independent shareholders’ approval requirements, but subject to the reporting, annual review and announcement requirements.

The maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) should not exceed RMB9,800 million for the period from 1 January 2011 (being the effective date of the renewal agreement) to 31 December 2013.

SHARE CAPITAL

Please refer to note 29 to the consolidated financial statements on page 99 for details of movements in the Company’s share capital for the year ended 31 December 2010.

SHARE OPTION SCHEMES

The Company has adopted the following share option schemes for the grant of options to the Company’s Directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme;
2.	2001 Share Option Scheme;
3.	2002 Share Option Scheme; and
4.	2005 Share Option Scheme.

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval for grant of and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options to be granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding share options which have lapsed in accordance with the terms of the share option scheme.

Please refer to the note 29 to the consolidated financial statements on pages 99 to 102 for details regarding each of these share option schemes of the Company. Save as those disclosed in the annual report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the year ended 31 December 2010.

During the year ended 31 December 2010, the movements in the options granted under all of the above share option schemes were as follows:

	Number of share options									Price of the Company's shares	Weighted Average Price of the Company's shares
									Exercise	Immediately	Immediately
		Granted	Exercised	Forfeited	Expired	At 31	Date of grant	Exercise	price	before the	before the	At exercise
Name of category	At 1 January	during	during	during	during	December	of share	period of	of share	grant date	exercise	date of
of grantee	2010	the year	the year	the year	the year	2010	options	share options*	options	of options	date	options
									HK$	HK$	HK$	HK$
									per share	per share	per share	per share

Executive Directors
Yang Hua	1,150,000	—	—	—	—	1,150,000	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	—	—
	1,150,000	—	—	—	—	1,150,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	1,150,000	—	—	—	—	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	1,150,000	—	—	—	—	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	1,610,000	—	—	—	—	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	1,857,000	—	—	—	—	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	1,857,000	—	—	—	—	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	2,835,000	—	—	—	—	2,835,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
	—	2,000,000	—	—	—	2,000,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	—	—
Wu Guangqi	1,610,000	—	—	—	—	1,610,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	1,857,000	—	—	—	—	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	1,857,000	—	—	—	—	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	1,857,000	—	—	—	—	1,857,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
	—	1,857,000	—	—	—	1,857,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	—	—
Non-executive Directors
Fu Chengyu***	1,750,000	—	—	—	—	1,750,000	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	—	—
	1,750,000	—	—	—	—	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—

	1,150,000	—	—	—	—	1,150,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	2,500,000	—	—	—	—	2,500,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	3,500,000	—	—	—	—	3,500,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	3,850,000	—	—	—	—	3,850,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	4,041,000	—	—	—	—	4,041,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	4,041,000	—	—	—	—	4,041,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	4,041,000	—	—	—	—	4,041,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
	—	2,100,000	—	—	—	2,100,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	—	—
Zhou Shouwei	1,400,000	—	—	—	—	1,400,000	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	—	—
	1,750,000	—	—	—	—	1,750,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	1,750,000	—	—	—	—	1,750,000	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	1,750,000	—	—	—	—	1,750,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	2,450,000	—	—	—	—	2,450,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	2,700,000	—	—	—	—	2,700,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	2,835,000	—	—	—	—	2,835,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	2,835,000	—	—	—	—	2,835,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	1,800,000	—	—	—	—	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
	—	1,800,000	—	—	—	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	—	—
Cao Xinghe****	800,000	—	—	(800,000)	—	—	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	1,770,000	—	—	(1,770,000)	—	—	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	1,857,000	—	—	(1,857,000)	—	—	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	1,857,000	—	—	(1,857,000)	—	—	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	1,800,000	—	—	(1,800,000)	—	—	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
	—	1,800,000	—	(1,800,000)	—	—	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	—	—
Wu Zhenfang	800,000	—	—	—	—	800,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	1,770,000	—	—	—	—	1,770,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	1,857,000	—	—	—	—	1,857,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	1,857,000	—	—	—	—	1,857,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	1,800,000	—	—	—	—	1,800,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
	—	1,800,000	—	—	—	1,800,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	—	—
Independent Non-executive Directors
Chiu Sung Hong	1,150,000	—	—	—	—	1,150,000	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—

Other Employees	3,250,000	—	—	—	—	3,250,000	12 March 2001	12 March 2001 to 12 March 2011**	1.19	1.23	—	—
in aggregate	9,950,000	—	—	(650,000)	—	9,300,000	27 August 2001	27 August 2001 to 27 August 2011	1.232	1.46	—	—
	12,449,966	—	—	(1,800,000)	—	10,649,966	24 February 2003	24 February 2003 to 24 February 2013	2.108	2.09	—	—
	20,749,935	—	—	(3,100,001)	—	17,649,934	5 February 2004	5 February 2004 to 5 February 2014	3.152	3.13	—	—
	35,756,667	—	—	(8,526,667)	—	27,230,000	31 August 2005	31 August 2005 to 31 August 2015	5.62	5.75	—	—
	48,583,333	—	—	(8,213,333)	—	40,370,000	14 June 2006	14 June 2006 to 14 June 2016	5.56	5.30	—	—
	58,919,000	—	—	(11,071,000)	—	47,848,000	25 May 2007	25 May 2007 to 25 May 2017	7.29	7.43	—	—
	63,514,000	—	—	(2,482,000)	—	61,032,000	29 May 2008	29 May 2008 to 29 May 2018	14.828	14.20	—	—
	80,400,000	—	—	(4,174,000)	—	76,226,000	27 May 2009	27 May 2009 to 27 May 2019	9.93	9.33	—	—
	—	94,831,000	—	(2,496,000)	—	92,335,000	20 May 2010	20 May 2010 to 20 May 2020	12.696	12.22	—	—

Total	420,263,901	106,188,000	—	(52,397,001)	—	474,054,900

*
Except for share options granted under the Pre-Global Offering Share Option Scheme, all share options granted are subject to a vesting schedule pursuant to which one third of the options granted vest on the first, second and third anniversaries of the date of grant, respectively, such that the options granted are fully vested on the third anniversary of the date of grant.

**	50 per cent of the share options granted are vested 18 months after the date of grant, the remaining 50 per cent are vested 30 months after the date of grant.
***	Mr. Fu Chengyu was re-designated to Non-executive Director of the Company with effect from 16 September 2010.
****	Mr. Cao Xinghe retired as a Non-executive Director of the Company with effect from 24 May 2010.

PURCHASE, SALE OR REDEMPTION OF SHARES

There was no purchase, sale or redemption of the Company’s shares by the Company or any of its subsidiaries during the year ended 31 December 2010.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS IN SHARE CAPITAL

As at 31 December 2010, the following persons (other than the Directors and chief executives of the Company) had interests in the shares of the Company as recorded in the register required to be kept by the Company under section 336 of the Securities and Futures Ordinance (“SFO”):

			Percentage
		Ordinary	of Total
		Shares Held	Issued Shares

(i)	CNOOC (BVI) Limited (“CNOOC (BVI)”)	28,772,727,268	64.41%

(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.41%

(iii)	CNOOC	28,772,727,273	64.41%

Note:	CNOOC (BVI) is a wholly-owned subsidiary of OOGC, which is in turn a wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI)’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. Save as disclosed above, as at 31 December 2010, the Company is not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the shares or underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO.

DIRECTORS AND SENIOR MANAGEMENT OF THE COMPANY

Please refer to pages 37 to 42 for information concerning the Directors and senior management of the Company.

DIRECTORS’ INTERESTS

Apart from holding personal interests in options to subscribe for shares in the Company granted under the share option schemes of the Company as disclosed in this annual report, as at 31 December 2010, none of the Directors and chief executives of the Company had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO), or as being recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the HKSE pursuant to the Model Code. All the interests held by the Company’s directors and chief executive represent long positions.

DIRECTORS’ SERVICE CONTRACTS AND INTERESTS IN CONTRACTS

No re-electing Director has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than normal statutory obligations).

Save as disclosed in this annual report, as at 31 December 2010 or during the year, none of the Directors had a material interest, whether directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party.

EMOLUMENTS OF THE DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

Please refer to notes 10 and 11 to the consolidated financial statements on pages 81 to 83 for details of the emoluments of the Directors and the five highest paid individuals of the Company.

MATERIAL LEGAL PROCEEDINGS

As at 31 December 2010, the Company was not involved in any material litigation or arbitration and no material litigation or arbitration were pending or threatened or made against the Company so far as the Company is aware.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to high standards of corporate governance through the establishment of an efficient framework of policies, procedures and systems. Mr. Fu Chengyu (“Mr. Fu”) is the Chairman of the Board. In addition to the role of the Chairman of the Board, Mr. Fu was also the Chief Executive Officer of the Company until 15 September 2010. This constituted a deviation from CG Code provision A.2.1. From 16 September 2010, Mr. Yang Hua has been appointed as the Vice Chairman and Chief Executive Officer of the Company. Mr. Fu remains the Chairman of the Board. Accordingly, the Company is now in compliance with CG Code Provision A.2.1.

Except as disclosed above and deviation from the CG Code provisions A.4.1, the Company has complied with the code provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2010.

Please refer to the Corporate Governance Report on pages 33 to 34 for details.

AUDITORS

Ernst & Young was appointed as the auditors of the Company for the year ended 31 December 2010 and has audited the accompanying financial statements. A resolution to re-appoint Ernst & Young as auditors of the Company will be proposed at the forthcoming Annual General Meeting to be held on 27 May 2011.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Directors confirmed that based on information that is publicly available to the Company and within the knowledge of the Directors, the Company had maintained sufficient amount of public float as required under the Listing Rules.

VOTING BY POLL

Pursuant to new Rule 13.39(4) of the Listing Rules effective from 1 January 2009, all votes of shareholders have been taken by poll in the annual general meeting and extraordinary general meeting of the Company held in 2010.

By Order of the Board
Fu Chengyu
Chairman

Hong Kong, 23 March 2011

Management Discussion and Analysis

BUSINESS REVIEW AND PROSPECTS

In 2010, the world economy continued to recover from the financial crisis with the support of the governments’ loosening monetary policies and economic stimulus plan. The economy in China also developed rapidly and steadily with Government’s proactive fiscal policy. Due to rising demands, international oil prices increased considerably over the previous year. On the other hand, the prices of raw materials and oilfield services continued to rise given the increasing inflation pressure. In addition, the oil spill incident at Gulf of Mexico also adversely affected the oil industry.

In the face of both opportunities and challenges, CNOOC Limited concentrated on its own business operation and achieved remarkable results.

In 2010, due to the strong production growth from the new oilfields, better than expected production growth from the mature oilfields by applying comprehensive adjustment measures, together with the production contribution from the acquisitions during the year, the net oil and gas production surged substantially by 44.4%. In exploration perspective, the Company made a number of discoveries in the mature regions as well as breakthroughs in the new areas and frontiers, especially in the deepwater region of South China Sea where the Company achieved a new discovery of Liuhua 29-1, demonstrating that the medium to long term development of the Company is upheld not only by core areas, but there is also ample potential in the new areas.

In 2010, CNOOC Limited took significant step in its overseas development by successfully expanding its scope of business to South America and the Middle East region and making its first debut in shale oil and gas exploration and development in North America. These acquisitions provided ample space for the Company’s long term development.

In 2010, the Company recorded strong financial performance, benefitting from rapid growth in oil and gas production, increase in realized oil and gas prices, and its comparatively low cost structure.

For the year ended 31 December 2010, the Company’s oil and gas sales were RMB149,118.7 million (US$22,008.8 million, with the exchange rates applicable for 2010 at 6.7754), representing an increase of 77.7% year over year. Net profit amounted to RMB54,409.5 million (US$8,030.4 million), representing an increase of 84.5% over last year.

For the year ended 31 December 2010, the Company’s basic and diluted earnings per share were RMB1.22 and RMB1.21 respectively.

Looking forward to the year 2011, the world economy is expected to maintain its pace of recovery, and the economy of China is expected to maintain its rapid growth. With the rising inflation pressure, the world economy remained uncertain. In addition, the operating costs in the industry may continue to rise, and this will put pressure on the Company’s cost control efforts.

2011 is expected to be a year of stable growth for the Company with increased investment in exploration and more than 10 new projects under construction. In addition, the Company plans to improve the value of its existing resources, to promote the regional development of oil and gas fields as well as large-scale comprehensive adjustments. In this regard, the Company’s capital expenditure is expected to continue to rise. We expect that the rapid growth of Company’s production will continue over the next few years.

FINANCIAL RESULTS

Consolidated net profit
Our consolidated net profit increased 84.5% to RMB54,409.5 million (US$8,030.4 million) in 2010 from RMB29,485.6 million in

2009. The primary driving factors for the profit increase were higher production and sales volume, higher realized prices, and effective operating cost control. However, these positive factors were partially offset by higher special oil gain levy, higher income tax payments due to production volume and higher realized prices, and higher depreciation.

Revenues
Our oil and gas sales increased 77.7% to RMB149,118.7 million (US$22,008.8 million) in 2010 from RMB83,914.4 million in 2009, mainly due to the substantial increase in oil and gas production and higher realized oil prices. We sold 262.8 million barrels of crude oil in 2010, representing an increase of 40.6% from 186.9 million barrels in 2009. Sales volume of our natural gas increased 56.8% to 65.4 million BOE (379,595 Mmcf) in 2010 from 41.7 million BOE (238,480 Mmcf) in 2009. In 2010, our oil and gas production was 328.8 million BOE, of which offshore China and overseas operations contributed 262.8 million BOE and 66.0 million BOE, respectively. The overseas production accounted for 20.1% of our total net production in 2010, compared with 17.4% in 2009.

The average realized crude oil price increased by US$16.98 per barrel, or 28.0%, to US$77.59 per barrel in 2010 from US$60.61 per barrel in 2009. The average realized natural gas price increased by US$0.26/Mcf, or 6.5%, to US$4.27/Mcf in 2010 from US$4.01/Mcf in 2009. In 2010, having taken the opportunities arising from strong domestic demand for crude oil in China and the higher benchmark oil price in the Far East, we have achieved higher realized oil prices by closely monitoring the market movements and understanding the customers’ needs. On the other hand, based on the development of the domestic natural gas market, we raised the natural gas sales prices for certain customers through negotiations, which improved the overall natural gas prices.

In 2010, our net marketing profit, which is marketing revenues less costs of purchases, decreased 29.4% to RMB209.4 million (US$30.9 million) from RMB296.7 million in 2009. Our realized marketing profit margin, which is our net marketing profit calculated as a percentage of marketing revenues, decreased from 1.4% in 2009 to 0.7% in 2010, primarily due to less willingness to purchase oil at increasing price by our major customers.

Operating expenses
Our operating expenses increased 29.7% to RMB16,204.1 million (US$2,391.6 million) in 2010 from RMB12,490.4 million in 2009. Apart from the commencement of production of new oil and gas fields, the increase of operating expenses is also mainly attributable to the intensive operation workload of the existing producing fields. Operating expenses per BOE decreased 10.0% to RMB49.3 (US$7.27) per BOE in 2010 from RMB54.8 (US$8.03) per BOE in 2009. Operating expenses per BOE offshore China decreased 9.5% to RMB44.7 (US$6.60) per BOE in 2010 from RMB49.4 (US$7.23) per BOE in 2009. The decrease is attributable to the economies of scale resulted from the increase in oil and gas production.   Overseas operating expenses per BOE decreased 16.3% to RMB67.7 (US$9.99) per BOE in 2010 from RMB80.9 (US$11.84) per BOE in 2009, primarily contributed by increased production percentage from low-cost oil and gas fields, such as Akpo oilfield in OML130, as well as the lower operating costs of newly-acquired oil and gas fields.

Taxes other than income tax
Our taxes other than income tax increased 111.0% to RMB8,204.0 million (US$1,210.9 million) in 2010 from RMB3,888.6 million in 2009, primarily as a result of increased tax payments due to the increase in oil and gas production and higher realized oil and gas prices, as well as including the local tax payments on our recently acquired overseas projects, such as Bridas.

Exploration expenses
Our exploration expenses increased 72.6% to RMB5,579.9 million (US$823.6 million) in 2010 from RMB3,233.7 million in 2009, primarily as a result of our continuously enhancing exploratory activities including more wells being drilled and more seismic data being acquired. In 2010, our independent exploration activities consisted of 48 wildcat wells and 33 appraisal wells. Meanwhile, we acquired 22,598 km 2D and 10,887 km2 3D seismic data in 2010. The continuing efforts made on the above mentioned items brought up a series of important discoveries on reserves.

Depreciation, depletion and amortization
Our depreciation, depletion and amortization increased 73.7% to RMB27,687.1 million (US$4,086.4 million) in 2010 from RMB15,942.9 million in 2009. Our average depreciation, depletion and amortization per barrel increased by 20.3% to RMB84.2 (US$12.43) per BOE in 2010 from RMB70.0 (US$10.25) per BOE in 2009, mainly attributable to the commencement of production on new oil and gas fields in 2009 and 2010, which were developed under the environment of increasing prices of raw materials and services over the past few years.

The dismantlement provisions related depreciation, depletion and amortization costs increased 78.9% to RMB1,662.0 million (US$245.3 million) in 2010 from RMB929.1 million in 2009. Our average dismantling costs per barrel increased 24.0% to RMB5.06 (US$0.75) per BOE in 2010 from RMB4.08 (US$0.60) per BOE in 2009. In addition to the new oil and gas fields and higher projected service fees and raw material prices, the increase in dismantlement cost is also attributable to the increased dismantlement obligations as a result of re-evaluation of expected work commitments.

Special Oil Gain Levy
Our Special Oil Gain Levy increased 178.5% to RMB17,705.6 million (US$2,613.2 million) in 2010 from RMB6,357.3 million in 2009, primarily as a result of our increased sales volume and higher realized oil prices offshore China.

Impairment and provision
Our impairment and provision increased 284.1% to RMB26.5 million (US$3.9 million) in 2010 from RMB6.9 million in 2009, primarily due to the inventory provision during the year.

Selling and administrative expenses
Our selling and administrative expenses increased 35.3% to RMB3,062.6 million (US$452.0 million) in 2010 from RMB2,264.0 million in 2009, mainly due to the increased selling expenses resulting from the higher sales volume, and the commission expenses incurred in 2010 for the acquisitions of new projects. Our selling and administrative expenses per barrel decreased 6.2% to RMB9.32 (US$1.38) per BOE in 2010 from RMB9.94 (US$1.46) per BOE in 2009, primarily as a result of the economies of scale from increased production.

Finance costs/Interest income
Our finance costs increased 128.6% to RMB1,222.0 million (US$180.4 million) in 2010 from RMB534.5 million in 2009, primarily due to the interest payment from additional debt obligations as well as the increase in unwinding of discount on provision for dismantlement in 2010. Our interest income increased 10.3% to RMB703.8 million (US$103.9 million) in 2010 from RMB638.3 million in 2009 as a result of more interest earned from the enlarged scale of banking deposits.

Exchange gains, net
Our net exchange gains increased 1,749.1% to RMB994.8 million (US$146.8 million) in 2010 from RMB53.8 million in 2009, primarily as a result of the exchange rate fluctuation in Renminbi during the year. In 2010, the exchange rates of Renminbi against U.S. dollar and Hong Kong dollar increased 3.1% and 3.5%, respectively.

Investment income
Our investment income increased 113.9% to RMB427.5 million (US$63.1 million) in 2010 from RMB199.9 million in 2009, primarily attributable to the increased investments on corporate wealth management products under the condition that the products are of good liquidity and low risk.

Share of profits of associates
Contributed by good performance of our associated companies, our share of profits of associates increased 14.6% to RMB198.9 million (US$29.4 million) in 2010 from RMB173.5 million in 2009.

Income tax expense
Our income tax expense increased 60.9% to RMB18,240.4 million (US$2,692.2 million) in 2010 from RMB11,335.5 million in 2009, primarily as a result of the increase in revenues and profit due to the increase of sales volume and average realized oil and gas prices. Our effective tax rate decreased to 25.1% in 2010 from 27.7% in 2009, primarily as a result of the tax benefit obtained in 2010 of OML130 project in Nigeria.

CAPITAL RESOURCES AND LIQUIDITY

Overview
Our primary source of cash during 2010 was cash flow from operating activities. We used cash primarily to fund capital spending program and dividends.

Cash generated from operating activities
In 2010, our cash inflow from operating activities was RMB83,498.2 million (US$12,323.7 million) as compared to RMB49,624.2 million in 2009, representing an increase of 68.3% from 2009. The increase in cash inflow from operating activities was mainly due to the increase of sales volume and higher realized oil and gas prices. The increase was also partially offset by corresponding costs, expenditures and other working capital occupied.

Cash used in investing activities
Net cash outflow from investing activities in 2010 was RMB64,800.0 million (US$9,564.0 million), representing an increase of RMB27,493.0 million, or 73.7% from RMB37,307.0 million in 2009. The increase in cash outflow from investing activities was mainly due to the RMB20,760.6 million used for reorganizing Bridas Corporation to a 50%/50% joint venture with Bridas Energy Holding Ltd., and RMB3,546.3 million used for acquisition of 24.5% interest in Block 15/34 located in the Pearl River Basin, South China Sea from Devon Energy Corporation; and RMB7,762.4 million used for acquisition of 33.3% undivided interest of Eagle Ford Shale project in Texas from Chesapeake Energy Corporation.

In 2010, our capital expenditures, other than the acquisitions mentioned above, decreased 25.1% to RMB29,512.1 million (US$4,355.8 million) from RMB39,376.3 million in 2009, primarily as a result of the decrease in the number of on-going projects, the improvement of operational efficiency, and the adverse impact on operations due to adverse weather conditions. Our development expenditures in 2010 are primarily related to the development of OML130, Bozhong26-3, Jinzhou25-1, Jinzhou25-1S, Penglai19-3, Jinxian1-1, Lufeng13-2 and the expenses incurred for improving the recovery factor of the producing fields.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale financial assets of RMB32,129.0 million (US$4,742.0 million) and held-to-maturity financial assets of RMB6,351.1 million (US$937.4million). Our cash generated from investing activities was mainly from the proceeds from the sales of RMB21,881.8 million (US$3,229.6 million) of available-for-sale financial assets and RMB3,310.9 million (US$488.7 million) of held-to-maturity financial assets respectively, and from reducing RMB8,894.4 million (US$1,312.7 million) in time deposits with maturity of more than three months.

Cash used in financing activities
Net cash outflow from financing activities in 2010 was RMB1,284.2 million (US$189.5 million), representing a decrease of RMB8,119.1 million, or 86.3% from RMB9,403.3 million in 2009. In 2010, the net cash outflow was mainly due to the distribution of dividends of RMB14,389.8 million (US$2,123.8 million) and the repayment of bank loans of RMB4,303.8 million (US$635.2 million). It was partially offset by cash inflow which was mainly due to bank borrowings of RMB17,245.6 million (US$2,545.3 million).

At the end of 2010, our total debt outstanding was RMB33,346.7 million (US$5,035.2 million), compared to RMB18,692.2 million at the end of 2009. The increase in debt in 2010 was primarily attributed to the acquisition activities and increase in general borrowings. Our gearing ratio, which is defined as interest bearing debt divided by the sum of interest bearing debt plus equity, was 13.4%.

MARKET RISKS

Our market risk exposures primarily consist of fluctuations in oil prices, exchange rates and interest rates.

Oil price risk
As our realized oil prices are mainly determined by reference to oil prices in international market, international oil prices are highly volatile and could have a significant impact on our revenue and profit.

Currency risk
Substantially all of the Company’s oil and gas sales are denominated in Renminbi and U.S. dollars. On 21 July 2005, China reformed its exchange rate regime by adopting a managed floating exchange rate approach that is based on market supply and demand and with reference to a basket of currencies. Renminbi is no longer pegged to U.S. dollars. In 2010, Renminbi appreciated approximately 3.1% against U.S. dollars. At the reporting date, approximately 62.1% (2009: 69.1%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were denominated in U.S. dollars and Hong Kong dollars.

Interest rate risk
As at the end of 2010, the interest rates of 25% of the Company’s debt borrowings were fixed. The weighted average term of the Company’s debt was approximately 2.7 years.

Please also refer to note 37 to the consolidated financial statements on pages 111 to 113 for other risk factors.

EMPLOYEES

As at 31 December 2010, the Company has a total of 4,650 employees.

Since 4 February, 2001, the Company has adopted 4 stock option plans that were applicable to directors, senior management team members and other qualified beneficiaries and exercised thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that was primarily market driven, and has adapted a more appropriate salary structure.

For more information on employees and human resources, please refer to “Human Resources” in “Business Overview” section of this annual report.

CHARGES ON ASSETS

Together with the other joint venture partners and the operator of the NWS Project, CNOOC NWS Private Limited, our wholly owned subsidiary, signed a Deed of Cross Charge and an Extended Deed of Cross Charge pursuant to which certain liabilities incurred or to be incurred, if any, by us in respect of the NWS Project are secured by our interest in the NWS Project.

CONTINGENT LIABILITIES

(a)
On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigeria local tax office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigeria local tax office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigeria local tax office has been contested by the Company in accordance with Nigerian laws. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds in making the contest. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

(b)
The Company has extended interest-free intercompany loans to CNOOC International Limited, a wholly-owned subsidiary, to provide onward funding to its subsidiaries domiciled outside the PRC. Upon receipt of the Chinese Resident Enterprise Approval, the Company may be liable to pay taxes on the deemed interest income for the intercompany loan to CNOOC International starting from 1 January 2008. The Company is currently applying to, and awaiting confirmation from its in-charge tax authority for an exemption on this possible deemed interest income.

Independent Auditors’ Report

To the shareholders of CNOOC Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of CNOOC Limited (the “Company”) and its subsidiaries (together, the “Group”) set out on pages 57 to 114, which comprise the consolidated and company statements of financial position as at 31 December 2010, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2010, and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
18th Floor, Two International Finance Centre
8 Finance Street, Central
Hong Kong
23 March 2011

Consolidated Statement of Comprehensive Income
Year ended 31 December 2010
(All amounts expressed in thousands of Renminbi, except per share data)

		Group
	Notes	2010	2009

REVENUE
Oil and gas sales	6	149,118,670	83,914,379
Marketing revenues		32,445,867	20,751,961
Other income		1,488,548	528,737

		183,053,085	105,195,077

EXPENSES
Operating expenses		(16,204,099)	(12,490,363)
Taxes other than income tax	12 (ii)	(8,204,043)	(3,888,641)
Exploration expenses		(5,579,864)	(3,233,683)
Depreciation, depletion and amortization	8	(27,687,095)	(15,942,902)
Special oil gain levy	7	(17,705,577)	(6,357,304)
Impairment and provision	22, 23	(26,536)	(6,903)
Crude oil and product purchases		(32,236,448)	(20,455,217)
Selling and administrative expenses		(3,062,608)	(2,263,957)
Others		(941,467)	(231,527)

		(111,647,737)	(64,870,497)

PROFIT FROM OPERATING ACTIVITIES		71,405,348	40,324,580

Interest income	8	703,849	638,252
Finance costs	9	(1,222,023)	(534,539)
Exchange gains, net	8	994,795	53,799
Investment income	8	427,491	199,925
Share of profits of associates		198,854	173,459
Non-operating income/(expenses), net		141,677	(34,385)

PROFIT BEFORE TAX	8	72,649,991	40,821,091
Income tax expense	12(i)	(18,240,443)	(11,335,516)

PROFIT FOR THE YEAR ATTRIBUTABLE TO
OWNERS OF THE PARENT		54,409,548	29,485,575

OTHER COMPREHENSIVE INCOME/(LOSS)
Exchange differences on translation of foreign operations		(2,496,081)	(158,312)
Net gain/(loss) on available-for-sale financial assets, net of tax	21	5,590,380	(73,736)
Share of other comprehensive income of associates		2,752	6,979

OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR, NET OF TAX		3,097,051	(225,069)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR
ATTRIBUTABLE TO OWNERS		57,506,599	29,260,506

EARNINGS PER SHARE ATTRIBUTABLE TO
ORDINARY EQUITY HOLDERS OF THE PARENT
Basic	15	RMB1.22	RMB0.66
Diluted	15	RMB1.21	RMB0.66

Consolidated Statement of Financial Position
31 December 2010
(All amounts expressed in thousands of Renminbi)

		Group
	Notes	2010	2009

NON-CURRENT ASSETS
Property, plant and equipment	16	212,330,626	165,319,871
Intangible assets and goodwill	17	3,022,201	1,230,127
Investments in associates	19	1,781,090	1,726,806
Available-for-sale financial assets	21, 35	8,703,726	3,119,955
Other non-current assets		1,435,781	–

Total non-current assets		227,273,424	171,396,759

CURRENT ASSETS
Inventories and supplies	22	4,076,296	3,145,855
Trade receivables	23	20,234,732	13,115,883
Held-to-maturity financial assets		3,040,200	–
Available-for-sale financial assets	21, 35	18,939,974	8,582,364
Other current assets		2,814,971	2,542,325
Time deposits with maturity over three months	24	11,975,623	20,870,000
Cash and cash equivalents	24	39,571,023	22,615,037

Total current assets		100,652,819	70,871,464

CURRENT LIABILITIES
Loans and borrowings	27	21,630,674	122,092
Trade and accrued payables	25	18,550,477	15,607,640
Other payables and accrued liabilities	26	18,160,216	9,773,557
Taxes payable		11,068,719	5,538,661

Total current liabilities		69,410,086	31,041,950

NET CURRENT ASSETS		31,242,733	39,829,514

TOTAL ASSETS LESS CURRENT LIABILITIES		258,516,157	211,226,273

NON-CURRENT LIABILITIES
Loans and borrowings	27	11,716,049	18,570,061
Provision for dismantlement	28	16,026,805	11,281,089
Deferred tax liabilities	12(i)	13,122,064	7,439,620
Other non-current liabilities		1,885,292	–

Total non-current liabilities		42,750,210	37,290,770

NET ASSETS		215,765,947	173,935,503

EQUITY
Equity attributable to owners of the parent
Issued capital	29	949,299	949,299
Reserves	30	214,816,648	172,986,204

TOTAL EQUITY	215,765,947	173,935,503

Yang Hua	Wu Guangqi
Director	Director

Consolidated Statement of Changes in Equity
Year ended 31 December 2010
(All amounts expressed in thousands of Renminbi)

	Attributable to owners of the parent

		Share premium			Statutory
		and capital		Cumulative	and non-				Proposed
	Issued	redemption		translation	distributable		Other	Retained	final
	capital	reserve		reserve	reserves		reserves	earnings	dividend		Total

At 1 January 2009	949,299	42,129,095		(10,706,877)	20,000,000		5,063,698	94,923,740	7,878,753		160,237,708

Total comprehensive income for the year	–	–		(158,312)	–		(66,757)	29,485,575	–		29,260,506

2008 final dividend	–	–		–	–		–	5,360	(7,878,753)		(7,873,393)
2009 interim dividend	–	–		–	–		–	(7,873,661)	–		(7,873,661)
Proposed 2009 final dividend	–	–		–	–		–	(7,855,526)	7,855,526		–
Equity-settled share option expenses	–	–		–	–		184,343	–	–		184,343
Appropriation and utilization of safety fund, net	–	–		–	–		(8,679)	8,679	–		–

At 31 December 2009	949,299	42,129,095	*	(10,865,189)*	20,000,000	*	5,172,605 *	108,694,167 *	7,855,526	*	173,935,503

At 1 January 2010	949,299	42,129,095		(10,865,189)	20,000,000		5,172,605	108,694,167	7,855,526		173,935,503

Total comprehensive income for the year	–	–		(2,496,081)	–		5,593,132	54,409,548	–		57,506,599

2009 final dividend	–	–		–	–		–	61,733	(7,855,526)		(7,793,793)
2010 interim dividend	–	–		–	–		–	(8,099,995)			(8,099,995)
Proposed 2010 final dividend	–	–		–	–		–	(9,421,069)	9,421,069		–
Equity-settled share option expenses	–	–		–	–		217,633	–	–		217,633
Appropriation and utilization of safety fund, net	–	–		–	–		(11,659)	11,659	–		–

At 31 December 2010	949,299	42,129,095	*	(13,361,270)*	20,000,000	*	10,971,711 *	145,656,043 *	9,421,069	*	215,765,947

*	These reserve accounts comprise the consolidated reserves of approximately RMB214,816,648,000 (2009: RMB172,986,204,000) in the consolidated statement of financial position.

Consolidated Statement of Cash Flows
Year ended 31 December 2010
(All amounts expressed in thousands of Renminbi)

		Group
	Notes	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	33	98,745,419	58,384,839
Income taxes paid		(15,247,173)	(8,760,638)

Net cash flows from operating activities		83,498,246	49,624,201

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of oil and gas properties		(11,308,667)	(1,016,821)
Additions of property, plant and equipment		(29,427,169)	(39,183,023)
Additions of intangible assets		(84,892)	(193,258)
Acquisition of interest in a jointly-controlled entity	4(i)	(20,760,607)	–
Decrease in time deposits with maturity over three months		8,894,377	430,000
Dividends received from associates		147,322	238,787
Interest received		598,392	764,804
Investment income received		309,864	22,382
Purchases of long term available-for-sale financial assets		–	(1,572,415)
Purchase of current available-for-sale financial assets		(32,129,000)	(6,080,000)
Proceeds from sale of available-for-sale financial assets		21,881,807	9,257,081
Purchase of held-to-maturity financial assets		(6,351,100)	(3,000,000)
Proceeds from disposal of held-to-maturity financial assets		3,310,900	3,000,000
Proceeds from disposal of property, plant and equipment		118,760	25,439

Net cash flows used in investing activities		(64,800,013)	(37,307,024)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial notes		677,540	–
Proceeds from bank loans		17,245,649	5,306,969
Repayment of bank loans		(4,303,789)	(500,000)
Dividends paid		(14,389,805)	(14,175,349)
Interest paid		(513,785)	(34,907)

Net cash flows used in financing activities		(1,284,190)	(9,403,287)

NET INCREASE IN CASH AND CASH EQUIVALENTS		17,414,043	2,913,890
Cash and cash equivalents at beginning of year		22,615,037	19,761,618
Effect of foreign exchange rate changes, net		(458,057)	(60,471)

CASH AND CASH EQUIVALENTS AT END OF YEAR	24	39,571,023	22,615,037

Statement of Financial Position
31 December 2010
(All amounts expressed in thousands of Renminbi)

		Company
	Notes	2010	2009

NON-CURRENT ASSETS
Property, plant and equipment	16	50	208
Investments in subsidiaries	18	6,176,774	6,391,273
Loans to a subsidiary	18	3,311,352	3,414,101

Total non-current assets		9,488,176	9,805,582

CURRENT ASSETS
Other current assets		7,874	13,569
Due from subsidiaries	18	67,175,672	53,140,148
Available-for-sale financial assets	21	15,841	19,227
Cash and cash equivalents	24	38,088	9,875

Total current assets		67,237,475	53,182,819

CURRENT LIABILITIES
Other payables and accrued liabilities		3,086,473	1,576,873
Due to subsidiaries	18	6,520,113	6,710,939

Total current liabilities		9,606,586	8,287,812

NET CURRENT ASSETS		57,630,889	44,895,007

NET ASSETS		67,119,065	54,700,589

EQUITY
Equity attributable to owners of the parent
Issued capital	29	949,299	949,299
Reserves	30	66,169,766	53,751,290

TOTAL EQUITY		67,119,065	54,700,589

Yang Hua	Wu Guangqi
Director	Director

Notes to Consolidated Financial Statements
31 December 2010
(All amounts expressed in thousands of Renminbi)

1.	CORPORATE INFORMATION
CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.1	STATEMENT OF COMPLIANCE
These financial statements have been prepared in accordance with International Financial Reporting Standards “IFRSs” (which also include International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards “HKFRSs” (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

2.2	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES
The IASB has issued a number of new and revised IFRSs and IFRIC Interpretations that are first effective for the current accounting year commencing 1 January 2010 or later but available for early adoption. The equivalent new and revised HKFRSs and HKFRS Interpretations consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

(a)	Standards, revisions and amendments to IFRSs and HKFRSs which are applicable to the Group, and have been adopted for the first time for the current year’s financial statements:

IFRS 3/HKFRS 3 (Revised) – Business Combinations

IFRS 3/HKFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring on or after 1 January 2010. Changes affect the valuation of non-controlling interests, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. The adoption of the revised standard has no significant impact on the Group.

IAS 27/HKAS 27 (Amended) – Consolidated and Separate Financial Statements

IAS 27/HKAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. The Group has not entered into a transaction that involved a change in the ownership interest of a subsidiary (without loss of control) and, therefore, the adoption of the Amendments did not have any impact on its consolidated and separate financial statement.

The changes introduced by the above revised standards have been applied prospectively.

(b)
Standards, amendments and revisions which are applicable to the Group, and that are effective for accounting periods beginning on or after 1 January 2011, and will only be adopted by the Group upon or after their respective effective dates:

IFRS 9/HKFRS 9 – Financial Instruments: Classification and Measurement

IFRS 9/HKFRS 9 issued in November 2009 is the first part of Phase I of a comprehensive project to entirely replace IAS 39/HKAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9/HKFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS

39/HKAS 39. The approach in IFRS 9/HKFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. This new standard will become effective on 1 January 2013. The adoption of the first phase of IFRS 9/HKFRS 9 will have an effect on the classification and measurement of the Group’s financial assets. The Group has not yet determined the extent of the impact of IFRS 9/HKFRS 9.

IAS 24/HKAS 24 (Revised) – Related Party Disclosures

IAS 24/HKAS 24 (Revised) clarifies and simplifies the definition of related parties. It also provides for a partial exemption of related party disclosure to government-related entities for transactions with the same government or entities that are controlled, jointly controlled or significantly influenced by the same government. The Group expects to adopt IAS 24/HKAS 24 (Revised) from 1 January 2011 and the comparative related party disclosures will be amended accordingly.

Improvements to IFRSs/HKFRSs

Apart from the above, the IASB/HKICPA has also issued Improvements to IFRSs/HKFRSs which set out amendments to a number of IFRSs/HKFRSs primarily with a view to removing inconsistencies and clarifying wording. The adoption of those amendments upon their effective dates in 2010 did not have any impact on the accounting policies, financial position or performance of the Group. While the adoption of some of the amendments when they will become effective after 1 January 2011 may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. Besides, the Group has also considered all other IFRICs/HKFRICs issued and they are unlikely to have any financial impact on the Group.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation
These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets and derivative financial instruments, which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2010.

The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is classified as an asset or liability, will be recognized in accordance with IAS 39/HKAS 39 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured and its subsequent settlement shall be accounted for within equity.

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference, after measurement, is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The Group performs its impairment test at each reporting date. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Business combinations prior to 1 January 2010 but after 1 January 2005
In comparison to the above-mentioned requirements which were applied on a prospective basis, the following difference applied to business combinations prior to 1 January 2010:

Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest was measured at the proportionate share of the acquiree’s identifiable net assets.

Contingent consideration was recognized if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration were recognized as part of goodwill.

Subsidiaries
A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Company has a contractual right to exercise a dominant influence with respect to that entity’s financial and operating policies. The results of subsidiaries are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

Associates
An associate is an entity in which the Group has significant influence. The Group’s investments in its associates are accounted for using the equity method of accounting. The investments in the associates are carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate.

The Group’s share of the post-acquisition results and reserves of the associates are included in the consolidated statement of comprehensive income and consolidated reserves, respectively.

Unrealized gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates.

The results of associates are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in associates are treated as non-current assets and are stated at cost less any impairment losses. Adjustments are made where necessary to bring the accounting policies in line with those of the Group.

Joint ventures
Certain of the Group’s activities are conducted through joint arrangements, including the production sharing arrangements. These arrangements are a form of joint venture whereby a contractual arrangement exists between two or more parties to undertake an economic activity that is subject to joint control. These joint arrangements are included in the consolidated financial statements in proportion to the Group’s interests in the income, expenses, assets and liabilities of these arrangements. The financial statements of the joint ventures are prepared for the same reporting period as the parent company. Adjustments are made where necessary to bring the accounting policies in line with those of the Group.

Reimbursement of the joint venture operator’s costs
When the Group acting as an operator receives reimbursement of direct costs recharged to a joint venture, such recharges represent reimbursements of costs that the operator incurred as an agent for the joint venture and therefore have no effect on the consolidated statement of comprehensive income.

In many cases, the Group also incurs certain general overhead expenses in carrying out activities on behalf of the joint venture. As these costs cannot often be specifically identified, joint venture agreements allow the operator to recover the general overhead expenses incurred by charging an overhead fee that is based on a fixed percentage of the total costs incurred for the year. Although the purpose of this recharge is very similar to the reimbursement of direct costs, the Group is not acting as an agent in this case. Therefore, the general overhead expenses and the overhead fee are recognized in the consolidated statement of comprehensive income as an expense and income, respectively.

Jointly-controlled assets
A jointly controlled asset involves joint control and offers joint ownership by the Group and other venturers of assets contributed to or acquired for the purpose of the joint venture, without the formation of a corporation, partnership or other entity.

The Group accounts for its share of the jointly-controlled assets, any liabilities it has incurred, its share of any liabilities jointly incurred with other ventures, income from the sale or use of its share of the joint venture’s output, together with its share of the expenses incurred by the joint venture, and any expenses it incurs in relation to its interest in the joint venture.

Jointly-controlled entities
A jointly-controlled entity is a corporation, partnership or any other entity in which each participant holds an interest. A jointly-controlled entity operates in the same way as other entities, controlling the assets of the joint venture, earning its own income and incurring its own liabilities and expenses. Interests in jointly-controlled entities are accounted for using the proportionate consolidation method. Adjustments are made where necessary to bring the accounting policies in line with those of the Group.

Related parties
A party is considered to be related to the Group if:

(a)
the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b)	the party is an associate;

(c)	the party is a jointly-controlled entity;

(d)	the party is a member of the key management personnel of the Group or its parent;

(e)	the party is a close member of the family of any individual referred to in (a) or (d); or

(f)
the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e).

Impairment of non-financial assets other than goodwill
Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is calculated as the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated statement of comprehensive income in the period in which it arises.

An assessment is made at the end of each reporting period as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to the consolidated statement of comprehensive income in the period in which it arises.

Property, plant and equipment
Property, plant and equipment comprise oil and gas properties, and vehicles and office equipment.

(a)	Oil and gas properties
For oil and gas properties, the successful efforts method of accounting is adopted. The Group capitalizes the initial acquisition costs of oil and gas properties. Impairment of initial acquisition costs is recognized based on exploratory experience and management judgement. Upon discovery of commercial reserves, acquisition costs are transferred to proved properties. The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells and the building of enhanced recovery facilities, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalized. The costs of unsuccessful exploratory wells and all other exploration costs are expensed as incurred.

The Group carries exploratory well costs as an asset when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Group is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expenses. Exploratory wells that discover potentially economic reserves in areas where major capital expenditure will be required before production would begin and when the major capital expenditure depends upon the successful completion of further exploratory work remain capitalized and are reviewed periodically for impairment.

Productive oil and gas properties are depreciated on a unit-of-production basis over the proved developed reserves. Common facilities that are built specifically to service production directly attributed to designated oil and gas properties are depreciated based on the proved developed reserves of the respective oil and gas properties on a pro-rata basis. Common facilities that are not built specifically to service identified oil and gas properties are depreciated using the straight-line method over their estimated useful lives. Costs associated with significant development projects are not depreciated until commercial production commences and the reserves related to those costs are excluded from the calculation of depreciation.

Capitalized acquisition costs of proved properties are depreciated on a unit-of-production method over the total proved reserves of the relevant oil and gas properties.

(b)	Vehicles and office equipment
Vehicles and office equipment are stated at cost less accumulated depreciation and impairment losses. The straight-line method is adopted to depreciate the cost less any estimated residual value of these assets over their expected useful lives. The Group estimates the useful lives of vehicles and office equipment to be five years.

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a recoverable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed and, adjusted if appropriate, at each reporting date.

Any gains and losses on disposals of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) are included in the consolidated statement of comprehensive income.

Intangible assets (other than goodwill)
Intangible assets with finite lives are carried at cost, less accumulated amortization and accumulated impairment losses. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition. Such intangible assets except for gas processing rights, are amortized on a straight-line basis over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

The intangible asset regarding the gas processing rights has been amortized upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding software have been amortized on a straight-line basis over three to five years.

Major maintenance and repairs
Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced and it is probable that future economic benefits associated with the item will flow to the Group, the replacement expenditure is capitalized. Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets which is immediately written off. All other maintenance costs are expensed as incurred.

Research and development costs
All research costs are expensed as incurred.

Expenditure (other than that relating to oil and gas properties discussed above) incurred on projects to develop new products is capitalized and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalized during the year.

Financial assets

Initial recognition and measurement
Financial assets within the scope of IAS 39/HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. The Group determines the classification of its financial assets at initial recognition. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way purchases or sales) are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset.

Subsequent measurement
The subsequent measurement of financial assets depends on their classifications as follows:

(a)	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets designated upon initial recognition at fair value through profit or loss. This category includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationship as defined by IAS 39/HKAS 39. Financial assets at fair value through profit and loss are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in “Finance income” or ”Finance costs” in the consolidated statement of comprehensive income.

(b)	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortized cost using the effective interest method less any allowance for impairment. Gains and losses are recognized in the consolidated statement of comprehensive income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(c)	Held-to-maturity investments
Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity when the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortized cost using the effective interest method less any allowance for impairment. Amortized cost is computed to the amount initially recognized minus principle repayment, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. Gains and losses are recognized in the consolidated statement of comprehensive income when the investments are derecognized or impaired, as well as through the amortization process.

(d)	Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available-for-sale or are not classified in any of the other three categories. After initial recognition, available-for-sale financial assets are measured at fair value, with unrealized gains or losses recognized directly in equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated statement of comprehensive income. When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value
The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in note 35.

Impairment of financial assets
The Group assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

(a)	Assets carried at amortized cost
If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognized in the consolidated statement of comprehensive income.

If, in a subsequent year, the amount of the estimated impairment loss increases or decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of comprehensive income, to the extent that the carrying value of the asset does not exceed amortized cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice.

(b)	Assets carried at cost
If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

(c)	Available-for-sale financial assets
If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the consolidated statement of comprehensive income, is transferred from equity to the consolidated statement of comprehensive income.

Equity investments are impaired if there is a significant or prolonged decline in fair value of the investment below its cost or where other objective evidence of impairment exists. Impairment of debt instruments is assessed based on the same criteria as assets carried at amortized cost. Impairment losses on equity instruments are not reversed through the consolidated statement of comprehensive income; increases in their fair value after impairments are recognized directly in equity. Impairment losses on debt instruments are reversed through the consolidated statement of comprehensive income, if the increase in fair value of the instruments can be objectively related to an event occurring after the impairment loss was recognized directly in the other comprehensive income.

Derecognition of financial assets
A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized where:

i)	the rights to receive cash flows from the asset have expired;

ii)
the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; or

iii)
the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities at amortized cost (including interest-bearing loans and borrowings)
Financial liabilities including trade and other payables and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortized cost, using the effective interest method. The related interest expense is recognized within “Finance costs” in the consolidated statement of comprehensive income.

Gains and losses are recognized in the consolidated statement of comprehensive income when the liabilities are derecognized as well as through the amortization process.

Financial guarantee contracts
A financial guarantee contract is recognized initially at its fair value including transaction costs that are directly attributable to the issue of the guarantee. Subsequent to initial recognition, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.

Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the consolidated statement of comprehensive income.

Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position, if and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Inventories and supplies
Inventories primarily consist of oil and supplies, including items for repairs and maintenance of oil and gas properties. Inventories are stated at the lower of cost and net realizable value. Costs of inventories and supplies represent purchase or production cost of goods and are determined on a weighted average basis.

Cash and cash equivalents
Cash and cash equivalents comprise cash at banks and on hand and short term deposits with an original maturity of three months or less.

Provisions

(a)	General
A general provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation. When the effect of discounting is material, the amount recognized for a provision is the present value at the reporting date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in “Finance costs” in the consolidated statement of comprehensive income.

(b)	Dismantlement liability
Dismantlement liability is recognized when the Group has a present legal or constructive obligation as a result of the past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. A corresponding amount equivalent to the provision is also recognized as part of the cost of the related property, plant and equipment. The amount recognized is the estimated cost of dismantlement, discounted to its present value using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Changes in the estimated timing of dismantlement or dismantlement cost estimates are dealt with prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment. The unwinding of the discount on the dismantlement provision is included as a finance cost.

The Group recognizes a deferred tax asset and deferred tax liability regarding the temporary difference on the dismantlement liability and the dismantlement asset respectively.

Income tax
Income tax comprises current and deferred tax. Income tax is recognized in the consolidated statement of comprehensive income, either as an expense as it relates to operating activities or as a component of the applicable categories of other comprehensive income or loss.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Deferred tax is provided, using the liability method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

As at 31 December 2010, deferred tax liabilities related to undistributed earnings of certain of the Company’s subsidiaries have not been recognized, since the timing of the reversal of the taxable temporary difference can be controlled by the Company and it is probable that the temporary difference would not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

•
where the deferred tax assets relating to the deductible temporary differences arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition
Revenue is recognized when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a)	Oil and gas sales
Oil and gas sales represent the invoiced value of sales of oil and gas attributable to the interests of the Group, net of royalties and the government share oil that is lifted and sold on behalf of the government. Revenue from the sale of oil is recognized when the significant risks and rewards of ownership have been transferred, which is when title passes to the customer. This generally occurs when product is physically transferred into a vessel, pipe or other delivery mechanism. Revenue from the production of oil in which the Group has an interest with other producers is recognized based on the Group’s working interest and the terms of the relevant production sharing contracts. Differences between production sold and the Group’s share of production are not significant.

Oil and gas lifted and sold by the Group above or below the Group’s participating interests in the production sharing contracts results in overlifts and underlifts. The Group records these transactions in accordance with the entitlement method under which overlifts are recorded as liabilities and underlifts are recorded as assets at year-end oil prices. Settlement will be in kind when the liftings are equalized or in cash when production ceases.

The Group has entered into gas sale contracts with customers, which contain take-or-pay clauses. Under these contracts, the Group makes a long term supply commitment in return for a commitment from the buyer to pay for minimum quantities, whether or not it takes delivery. These commitments contain protective (force majeure) and adjustment provisions. If a buyer has a right to get a ‘make up’ delivery at a later date, revenue recognition is deferred. If no such option exists according to the contract terms, revenue is recognized when the take-or-pay penalty is triggered.

(b)	Marketing revenues
Marketing revenues principally represent the sale of oil and gas purchased from the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries. The title, together with the risks and rewards of the ownership of such oil and gas purchased from the foreign partners, is transferred to the Group from the foreign partners and other unrelated oil and gas companies before the Group sells such oil and gas to its customers. The cost of the oil and gas sold is included in “Crude oil and product purchases”.

(c)	Other income
Other income mainly represents project management fees charged to foreign partners and handling fees charged to customers and is recognized when the services have been rendered. Reimbursement of insurance claims is recognized when the compensation becomes receivable.

(d)	Dividend income
Dividend income is recognized when the Group’s right to receive payment is established.

(e)	Interest income
Interest income is recognized as it accrues using the effective interest method.

The Group presents taxes collected from customers in the consolidated statement of comprehensive income on a net basis.

Share-based payment transactions
Employees (including directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using the Black-Scholes option pricing model, further details of which are given in note 29.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at the end of the each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the consolidated statement of comprehensive income for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest for the Group.

No equity-settled award was modified or cancelled during the years ended 31 December 2010 and 2009.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Retirement and termination benefits
The Group participates in defined contribution plans in accordance with local laws and regulations for full-time employees in the PRC and other countries in which it operates. The plans provide for contributions ranging from 11% to 22% of the employees’ basic salaries. The Group’s contributions to these defined contribution plans are charged to the consolidated statement of comprehensive income in the year to which they relate.

Borrowing costs
Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. Borrowing costs directly relating to the acquisition, construction or production of a qualifying asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period in which they are incurred.

Foreign currencies
These financial statements are presented in RMB. Each entity in the Group maintains its books and records in its own functional currency. Foreign currency transactions recorded by the entities of the Group are initially recorded using their respective functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the end of the reporting period. All differences are taken to the consolidated statement of comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain entities within the Group are currencies other than RMB. As at the end of the reporting period, the assets and liabilities of these entities are translated into the presentation currency of the Group at the exchange rates ruling at the reporting date, and their statement of comprehensive income are translated into RMB at the average exchange rates for the year. The resulting exchange differences are included in the cumulative translation reserve. On disposal of a foreign operation, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in profit or loss.

Operating leases
Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are charged to the consolidated statement of comprehensive income on a straight-line basis over the lease terms.

Contingencies
A contingent liability is disclosed when the existence of an obligation will only be confirmed by future events or when the amount of the obligation cannot be measured reliably.

A contingent asset is not recognized in the financial statements, but is disclosed when an inflow of economic benefits is probable.

Significant accounting judgements, estimates and assumptions
The preparation of the consolidated financial statements in conformity with IFRSs and HKFRSs requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

In the process of applying the Group’s accounting policies, the directors have made the following judgements, apart from those involving estimates, which have the most significant effect on the amounts recognized in the consolidated financial statements.

(a)	Reserve base
Oil and gas properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved reserves. Commercial reserves are determined using estimates of oil in place, recovery factors and future oil prices, the latter having an impact on the proportion of the gross reserves which are attributable to the host government under the terms of the production sharing contracts. The level of estimated commercial reserves is also a key determinant in assessing whether the carrying value of any of the Group’s oil and gas properties has been impaired.

Pursuant to the amendments to oil and gas reserve estimation requirements under US Securities and Exchange Commission’s final rules on “Modernization of Oil and Gas Reporting”, which became effective for accounting periods ended on or after 31 December 2009, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves. Year-end prices were used for the estimation in the accounting periods ended before 31 December 2009. However, it is not operational and cost-practical for management to estimate the effect of such change in accounting estimate precisely.

(b)	Carrying value of oil and gas assets
The calculation of the unit-of-production rate for oil and gas properties amortization could be impacted to the extent that actual production in the future is different from current forecast production based on proved reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves. These factors could include changes in proved reserves, the effect on proved reserves of differences between actual commodity prices and commodity price assumptions and unforeseen operational issues.

(c)	Impairment indicators
The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use and fair value less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the oil price assumption may change which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of tangible assets. The Group monitors internal and external indicators of impairment relating to its tangible and intangible assets.

(d)	Dismantlement costs
Dismantlement costs will be incurred by the Group at the end of the operating life of certain of the Group’s facilities and properties. The ultimate dismantlement costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in reserves or changes in laws and regulations or their interpretation. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

(e)	Taxes
Uncertainties exist with respect to the interpretation of complex tax regulations (including those applicable to tax credits) and the amount and timing of future taxable income. Given the wide range of international business relationships and the long term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on best estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as the Group’s experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective Group company’s domicile.

4.	ACQUISITIONS AND OTHER VENTURES

(i)
On 13 March 2010, CNOOC International Limited (“CNOOC International”), a wholly-owned subsidiary of the Company, entered into agreements with Bridas Energy Holdings Ltd. (“BEH”) to form a 50:50 joint venture in Bridas Corporation, formerly a wholly-owned subsidiary of BEH, for a cash consideration of approximately US$3.1 billion. This transaction is aligned with the Company’s growth strategy by expanding its reach into Latin America and establishes a foundation for future growth in the region and other countries. Bridas Corporation, through its affiliates (including a 40% interest in Pan American Energy LLC, “PAE”) has oil and gas exploration and production activities in Argentina, Bolivia and Chile. On 4 May 2010, the Company completed its acquisition at a total consideration of US$3.1 billion.

The Group accounts for its investment in Bridas Corporation using the proportionate consolidation method.

The fair values of the identifiable assets and liabilities of Bridas Corporation attributable to the Group's 50% interest as at the date of acquisition are as follows:

Fair value recognized on acquisition
RMB’000

Property, plant and equipment	26,596,053
Other non-current assets	1,514,508
Trade receivables	472,653
Other current assets	141,713
Cash and bank balances	497,228

Trade payables	(430,057)

Taxes payable	(479,752)
Other current liabilities	(19,387)
Loans and borrowings	(1,954,916)
Deferred tax liabilities	(6,640,853)
Other non-current liabilities	(371,078)

19,326,112
Goodwill on acquisition	1,931,723

Satisfied by cash	21,257,835

The fair values disclosed above are provisional subject to finalisation of valuation for the identifiable assets and liabilities. The review of the fair value of the assets and liabilities acquired will be completed within 12 months after the acquisition date.

An analysis of the net outflow of cash and cash equivalents in respect of the acquisition is as follows:

RMB’000

Cash consideration	21,257,835
Cash and bank balances acquired	(497,228)

Net outflow of cash and cash equivalents in respect of the acquisition	20,760,607

Since its acquisition, Bridas Corporation contributed approximately RMB3,060,317,000 to the Group’s turnover and approximately RMB202,832,000 to the consolidated profit for the year.

If the acquisition had taken place at the beginning of the year, the contribution of Bridas Corporation to the revenue from continuing operations of the Group and the profit of the Group for the year would have been approximately RMB4,511,896,000 and approximately RMB383,170,000, respectively.

(ii)
The Company and BEH, through Bridas Corporation, entered into a share purchase agreement with BP PLC (“BP”) on 28 November 2010, pursuant to which Bridas Corporation will acquire a 60% equity interest in PAE from BP for a consideration of approximately US$7.06 billion. The acquisition excludes PAE’s assets in Bolivia.

CNOOC International and BEH have agreed to contribute an aggregate amount of approximately US$4.94 billion to Bridas Corporation, to finance 70% of the consideration of the acquisition. The contribution will be made in equal amounts, i.e. approximately US$2.47 billion, by each of CNOOC International and BEH. The remaining 30% of the consideration, or approximately US$2.12 billion, will be satisfied by third party loans to be arranged by Bridas Corporation and/or additional contributions from CNOOC International and BEH.

Completion of the acquisition is conditional on, amongst others, all necessary governmented and regulatory approvals, and is expected to take place in the first half of 2011.

(iii)
On 30 April 2010, CNOOC China Limited, a wholly-owned subsidiary of the Company, signed a sale and purchase agreement to acquire an additional 24.5% participating interest in Block 15/34 from Devon Energy Corporation (“Devon”) for a cash consideration of US$515 million. On 18 June 2010, the Company completed its acquisition. Block 15/34 is located in the Pearl River Mouth Basin of South China Sea.

The Company is the operator of the block. Upon completion, the Company increased its participating interest to 75.5%.

(iv)
On 17 May 2010, CNOOC International, Türkiye Petrolleri A.O. (“TPAO”) and Iraqi Drilling Company (“IDC”) (collectively, the “Contractors”) entered into a Technical Service Contract (“TSC”) for the Missan oilfields in Iraq. The Contractors are engaged to achieve stipulated production targets through improved and enhanced recovery measures. The TSC provides for a cost recovery mechanism and remuneration fee on incremental production. The TSC has a contract term of 20 years, with an option to extend for additional five years with relevant approval.

CNOOC International will act as the lead contractor and hold a 63.75% participating interest while TPAO will hold 11.25%. IDC will hold the remaining 25% participating interest. As a state partner, IDC will be entitled to receive a 25%

participating interest of remuneration fee without paying any expenditure.

(v)
On 10 October 2010, CNOOC International through its wholly-owned subsidiary, OOGC America, Inc., signed a purchase agreement with Chesapeake Exploration, LLC, a subsidiary of Chesapeake Energy Corporation (“Chesapeake”), to purchase a 33.3% undivided interest in Chesapeake’s Eagle Ford Shale project in Texas with a cash consideration of approximately US$1.08 billion plus an upward adjustment of US$40 million paid on closing. In addition, CNOOC International has agreed to fund 75% of Chesapeake’s share of development costs in the project until an additional US$1.08 billion has been paid. The deal was closed on 15 November 2010.

5.	SEGMENT INFORMATION

(a)	Operating segments
The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations (in which the Group owns 100% participating interest), operations under production sharing contracts or other joint arrangements and trading business. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The following table presents the segment financial information for the Group’s operating segments for the years ended 31 December 2010 and 2009.

			Production sharing
			contracts/Other
	Independent operations		joint arrangements		Trading business		Corporate		Eliminations		Consolidated
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Sales to external customers:
Oil and gas sales	85,425,181	44,314,655	63,693,489	39,599,724	–	–	–	–	–	–	149,118,670	83,914,379
Marketing revenues	–	–	–	–	32,445,867	20,751,961	–	–	–	–	32,445,867	20,751,961
Intersegment revenues	–	102,278	17,638,325	8,828,793	–	–	–	–	(17,638,325)	(8,931,071)	–	–
Other income	490,838	239,721	868,359	169,967	–	–	129,351	119,049	–	–	1,488,548	528,737

Total	85,916,019	44,656,654	82,200,173	48,598,484	32,445,867	20,751,961	129,351	119,049	(17,638,325)	(8,931,071)	183,053,085	105,195,077

Segment results
Operating expenses	(7,775,179)	(6,184,270)	(8,428,920)	(6,306,093)	–	–	–	–	–	–	(16,204,099)	(12,490,363)
Taxes other than income tax	(4,434,340)	(2,245,181)	(3,769,703)	(1,643,460)	–	–	–	–	–	–	(8,204,043)	(3,888,641)
Exploration expenses	(4,120,482)	(2,400,933)	(1,459,382)	(832,750)	–	–	–	–	–	–	(5,579,864)	(3,233,683)
Depreciation, depletion and amortization	(12,833,219)	(6,845,081)	(14,853,876)	(9,097,821)	–	–	–	–	–	–	(27,687,095)	(15,942,902)
Special oil gain levy	(12,047,825)	(4,039,689)	(5,657,752)	(2,317,615)	–	–	–	–	–	–	(17,705,577)	(6,357,304)
Impairment and provision	(26,941)	(7,265)	405	362	–	–	–	–	–	–	(26,536)	(6,903)
Crude oil and product purchases	–	–	–	–	(32,236,448)	(20,455,217)	–	–	–	–	(32,236,448)	(20,455,217)
Selling and administrative expenses	(122,101)	(32,858)	(1,290,249)	(989,237)	–	–	(1,650,258)	(1,241,862)	–	–	(3,062,608)	(2,263,957)
Others	(533,432)	–	(280,199)	(206,896)	–	–	(127,836)	(24,631)	–	–	(941,467)	(231,527)
Interest income	–	–	113,471	4,689	–	–	590,378	633,563	–	–	703,849	638,252
Finance costs	(502,041)	(295,777)	(518,374)	(211,432)	–	–	(201,608)	(27,330)	–	–	(1,222,023)	(534,539)
Exchange gains, net	–	–	34,189	25,434	–	–	960,606	28,365	–	–	994,795	53,799
Investment income	–	–	–	–	–	–	427,491	199,925	–	–	427,491	199,925
Share of profits of associates	–	–	–	–	–	–	198,854	173,459	–	–	198,854	173,459
Non-operating income/(expenses), net	–	–	–	–	–	–	141,677	(34,385)	–	–	141,677	(34,385)
Income tax expense	–	–	–	–	–	–	(18,240,443)	(11,335,516)	–	–	(18,240,443)	(11,335,516)

Segment profit for the year	43,520,459	22,605,600	46,089,783	27,023,665	209,419	296,744	(17,771,788)	(11,509,363)	(17,638,325)	(8,931,071)	54,409,548	29,485,575

Other segment information
Segment assets	93,405,225	83,722,039	171,417,568	112,632,892	3,159,646	2,202,254	58,162,714	41,984,232	–	–	326,145,153	240,541,417
Investments in associates	–	–	–	–	–	–	1,781,090	1,726,806	–	–	1,781,090	1,726,806

Total assets	93,405,225	83,722,039	171,417,568	112,632,892	3,159,646	2,202,254	59,943,804	43,711,038	–	–	327,926,243	242,268,223

Segment liabilities	(20,740,249)	(16,557,308)	(65,916,382)	(31,698,358)	(1,357,630)	(428,178)	(24,146,035)	(19,648,876)	–	–	(112,160,296)	(68,332,720)

Total liabilities	(20,740,249)	(16,557,308)	(65,916,382)	(31,698,358)	(1,357,630)	(428,178)	(24,146,035)	(19,648,876)	–	–	(112,160,296)	(68,332,720)

Capital expenditures	24,707,475	30,415,023	54,392,838	13,251,396	1,334	–	91,964	41,358	–	–	79,193,611	43,707,777

(b)	Geographical information
The Group mainly engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Argentina, the United States of America, Canada and Singapore.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical information is presented for revenues from external customers as over 73% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets and capital expenditure information for the Group’s geographical information for the years ended 31 December 2010 and 2009.

													Consolidation and
	PRC		Asia excluding PRC		Oceania		Africa		North America		South America		elimination		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-current assets	126,562,393	115,498,324	13,008,029	14,471,808	2,782,040	3,117,455	30,817,872	33,901,366	16,526,562	1,301,173	28,885,677	–	(12,875)	(13,322)	218,569,698	168,276,804
Capital expenditures	31,938,380	36,881,164	1,788,516	1,891,349	–	444,104	2,539,979	3,163,512	15,640,517	1,327,648	27,286,219	–	–	–	79,193,611	43,707,777

The information on non-current assets above is based on the location of assets and excludes financial instruments.

(c)	Information about a major customer
The current year’s revenue of approximately RMB34,383,928,000 (2009: RMB24,332,653,000) was derived from sales by the independent operations and production sharing contracts segments to a single customer, including sales to a group of entities which are known to be under common control with that customer.

6.	OIL AND GAS SALES

	Group
	2010	2009
	RMB’000	RMB’000

Gross sales	155,872,376	87,762,658
Less: Royalties	(3,523,914)	(1,463,385)
PRC government’s share of oil	(3,229,792)	(2,384,894)

Oil and gas sales	149,118,670	83,914,379

7.	SPECIAL OIL GAIN LEVY
In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

8.	PROFIT BEFORE TAX
The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2010	2009
	RMB’000	RMB’000

Crediting:
Interest income from bank deposits	(703,849)	(638,252)
Exchange gains, net	(994,795)	(53,799)

Investment income:
– Net gain from available-for-sale financial assets	(425,037)	(199,925)
– Net gain from held-to-maturity financial assets	(2,454)	–

	(427,491)	(199,925)

Charging:
Auditors’ remuneration:
– Audit fee	17,674	15,447
– Other fees	2,468	2,619

	20,142	18,066

Employee benefit expense (including directors’ remuneration (note 10)):
– Wages, salaries and allowances	1,580,704	952,319
– Labour costs paid to contractors	2,190,133	1,696,767
– Equity-settled share option expenses	217,633	184,343

	3,988,470	2,833,429

Depreciation, depletion and amortization:
– Property, plant and equipment	27,886,422	15,819,121
– Intangible assets	195,203	167,776
Less: Net amount capitalized	(394,530)	(43,995)

	27,687,095	15,942,902

Operating lease rentals:
– Office properties	128,111	127,008
– Equipment	1,819,079	1,653,464

	1,947,190	1,780,472

Loss/(gain) on disposal of property, plant and equipment	65,192	(1,564)
Repairs and maintenance	2,985,135	1,846,688
Research and development costs	823,448	539,233
Provision for inventory obsolescence	26,381	6,955

9.	FINANCE COSTS

	Group
	2010	2009
	RMB’000	RMB’000

Interest on bank loans which are repayable within five years	356,529	87,394
Interest on other loans	383,604	386,838
Other borrowing costs	34,059	33,593

Total borrowing costs	774,192	507,825

Less: Amount capitalized in property, plant and equipment (note 16)	(394,492)	(439,850)

	379,700	67,975
Other finance costs:
Unwinding of discount on provision for dismantlement (note 28)	762,394	466,439
Other	79,929	125

	1,222,023	534,539

The interest rates used to determine the amount of related borrowing costs for capitalization varied from 4.1% to 6.375% (2009: from 4.1% to 6.375%) per annum during the year.

10.	DIRECTORS’ REMUNERATION

		Salaries,			Total
		allowances	Performance	Pension	paid/payable
		and benefits	related	scheme	during	Share option
	Fees (1)	in kind (1)	bonuses	contributions	the year	benefits (11)
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2010
Executive directors:
Yang Hua (5)	828	2,607	2,004	81	5,520	4,732
Li Fanrong (3)	483	807	576	26	1,892	–
Wu Guangqi	828	1,298	663	77	2,866	4,011

Subtotal	2,139	4,712	3,243	184	10,278	8,743

Non-executive directors:
Fu Chengyu (4)	828	1,988	1,704	58	4,578	8,728
Zhou Shouwei (9)	924	–	–	–	924	5,360
Cao Xinghe (2)	345	–	–	–	345	–
Wu Zhenfang	828	–	–	–	828	3,969

Subtotal	2,925	1,988	1,704	58	6,675	18,057

Independent non-executive
directors:
Edgar W. K. Cheng (6)	–	–	–	–	–	–
Chiu Sung Hong	924	–	–	–	924	–
Lawrence J. Lau (7)	414	–	–	–	414	–
Tse Hau Yin, Aloysius	959	–	–	–	959	–
Wang Tao (8)	–	–	–	–	–	–

Subtotal	2,297	–	–	–	2,297	–

Total	7,361	6,700	4,947	242	19,250	26,800

2009
Executive directors:
Fu Chengyu	837	3,014	–	87	3,938	6,489
Yang Hua	837	2,415	–	79	3,331	2,982
Wu Guangqi	837	1,311	–	78	2,226	2,982

Subtotal	2,511	6,740	–	244	9,495	12,453

Non-executive directors:
Luo Han (10)	233	–	–	–	233	–
Cao Xinghe	837	–	–	–	837	2,982
Wu Zhenfang	837	–	–	–	837	2,982
Zhou Shouwei (9)	910	611	–	20	1,541	4,553

Subtotal	2,817	611	–	20	3,448	10,517

Independent non-executive
directors:
Edgar W. K. Cheng (6)	–	–	–	–	–	–
Chiu Sung Hong	934	–	–	–	934	–
Lawrence J. Lau (7)	–	–	–	–	–	–
Tse Hau Yin, Aloysius	969	–	–	–	969	–
Wang Tao	419	–	–	–	419	–

Subtotal	2,322	–	–	–	2,322	–

Total	7,650	7,351	–	264	15,265	22,970

Notes:

(1)	Fees and salaries, allowances and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual directors.

(2)	Mr. Cao Xinghe retired as a non-executive director of the Company with effect from 24 May 2010.

(3)	Mr. Li Fanrong was appointed as a non-executive director with effect from 24 May 2010 and was re-designated to executive director with effect from 16 September 2010.

(4)	Mr. Fu Chengyu was re-designated from executive director to non-executive director with effect from 16 September 2010.

(5)	Mr. Yang Hua was appointed as the Vice Chairman of the Board of Directors of the Company with effect from 16 September 2010.

(6)	Dr. Edgar W. K. Cheng has voluntarily waived his remuneration as director in 2010 and 2009.

(7)	Professor Lawrence J. Lau has voluntarily waived his remuneration as director from January to June in 2010 and has voluntarily waived his remuneration as director in 2009.

(8)	Mr. Wang Tao has voluntarily waived his remuneration as director in 2010.

(9)	Mr. Zhou Shouwei was re-designated from executive director to non-executive director with effect from 31 March 2009.

(10)	Mr. Luo Han retired as a non-executive director of the Company with effect from 31 March 2009.

(11)
During the year, certain directors were granted share options in respect of their services to the Group under the applicable share option schemes of the Company, further details of which are set out in note 29 and pages 47 to 49 of the report of the directors.

Save as disclosed above, there was no arrangement under which a director waived or agreed to waive any remuneration during the year.

11.	FIVE HIGHEST PAID EMPLOYEES
The five highest paid employees during the year included three (2009: four) directors and two (2009: one) non-director employees. Their remuneration and share option benefits are as follows:

	2010	2009
	RMB’000	RMB’000

Fees*	2,484	4,309
Basic salaries, allowances and benefits in kind*	8,533	8,845
Performance related bonuses	5,528	703
Pension scheme contributions	383	356

Amount paid/payable during the year	16,928	14,213
Share option benefits**	23,931	18,438

	40,859	32,651

Number of directors	3	4
Number of non-director employees	2	1

*	Fees and salaries, allowances and benefits in kind represent the gross amount (before applicable individual salary tax) paid/payable to individual employees.

**	During the year, share options were granted to certain of the five highest paid employees in respect of their services to the Group. Further details are included in note 29.

The five highest paid individuals in the Group for each of the two years ended 31 December 2010 and 2009 were also the five highest paid directors or senior management and their emoluments are reflected in the analysis shown above.

The number of the five highest paid directors and senior management whose remuneration and share option benefits fell within the following bands is as follows:

	Number of employees
	2010	2009

Nil to RMB5,000,000	–	1
RMB5,000,001 to RMB5,500,000	2	1
RMB5,500,001 to RMB6,000,000	–	–
RMB6,000,001 to RMB6,500,000	–	2
RMB6,500,001 to RMB8,000,000	1	–
RMB8,000,001 to RMB10,000,000	–	–
RMB10,000,001 to RMB12,000,000	1	1
RMB12,000,001 to RMB14,000,000	1	–

	5	5

12.	TAX

(i)	Income tax
The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (2009:16.5%) on profits arising in or derived from Hong Kong, which is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company received a formal approval (the “Chinese Resident Enterprise Approval”) from the State Administration of Taxation of the PRC on 19 October 2010 confirming that the Company is regarded as a Chinese Resident Enterprise (the “CRE”) pursuant to the provisions of the "Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management", the "Enterprise Income Tax Law of the People's Republic of China" and the "Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People's Republic of China". According to the Chinese Resident Enterprise Approval, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008.

Pursuant to the above laws and regulations, the Company is required to withhold 10% corporate income tax when it makes dividend distributions to its non-Chinese resident enterprise shareholders.

The Company’s subsidiary in Mainland China, CNOOC China Limited, is a wholly-owned foreign enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations.

Subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 56%.

Some of the Group’s oil and gas interests in Indonesia are held though Labuan incorporated companies. According to an amendment to the tax rules enacted by the Indonesian government in December 2009, Labuan incorporated companies will no longer enjoy the tax rates under the old tax treaty between Indonesia and Malaysia and the tax rates will increase from the existing range of 43.125% to 51.875% to the range of 44% to 56%. The amendment took effect from 1 January 2010.

12.	TAX (continued)

(i)	Income tax (continued)
As of 31 December 2010, management of the Company has not provided any deferred tax liabilities related to earnings derived by the Company from its overseas subsidiaries since the timing of the reversal of the taxable temporary differences can be controlled by the Company and it is probable that the temporary differences would not reverse in the foreseeable future.

An analysis of the tax expense in the Group’s consolidated statement of comprehensive income is as follows:

	Group
	2010	2009
	RMB’000	RMB’000

Overseas
Current income tax	1,430,030	657,614
Deferred tax	796,294	1,362,833
PRC
Current income tax	17,433,444	8,663,709
Deferred tax	(1,419,325)	651,360

Total tax charge for the year	18,240,443	11,335,516

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	Group
	2010	2009
	%	%

Statutory PRC enterprise income tax rate	25.0	25.0
Effect of different tax rates for the Company and overseas subsidiaries	0.3	3.0
Tax credit from the government	(0.1)	(0.3)
Profit attributable to associates	(0.1)	(0.1)
Other permanent differences	–	0.1

Group’s effective income tax rate	25.1	27.7

The movements of deferred tax liabilities are as follows:

	Group
	2010	2009
	RMB’000	RMB’000

At 1 January	7,439,620	5,428,323
Credited to the consolidated statements of comprehensive income	(623,031)	2,014,193
Acquisition (note 4 (i))	6,640,853	–
Exchange differences	(335,378)	(2,896)

At 31 December	13,122,064	7,439,620

Principal components of deferred tax balances are as follows:

	Group
	2010	2009
	RMB’000	RMB’000

Deferred tax assets
Provision for retirement and termination benefits	95,542	69,893
Provision for dismantlement	2,187,530	1,719,078
Impairment of property, plant and equipment	1,046,875	1,046,875
Overseas tax losses	–	193,660
Others	222,758	145,948

	3,552,705	3,175,454

Deferred tax liabilities
Accelerated tax depreciation of oil and gas properties	(16,310,541)	(10,462,348)
Others	(364,228)	(152,726)

	(16,674,769)	(10,615,074)

Net deferred tax liabilities	(13,122,064)	(7,439,620)

(ii)	Other taxes
The Company’s PRC subsidiary pays the following other taxes:

–	Production taxes at the rate of 5% on independent production and production under production sharing contracts;

–	Export tariffs at the rate of 5% on the export value of petroleum oil;

–	Business tax at rates of 3% to 5% on other income;

–	City construction tax at the rate of 1% or 7% on the actual paid production taxes and business tax (first effective from 1 December 2010); and

–	Educational surcharge at the rate of 3% on the actual paid production taxes and business tax (first effective from 1 December 2010).

In addition, other taxes paid and payable by the Company's non-PRC subsidiaries and jointly-controlled entities include gross production assessments, duties and export tariffs as well as taxes levied on petroleum related income, profit, budgeted operating and capital expenditures.

13.	PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS
The consolidated profit attributable to the Company’s shareholders for the year ended 31 December 2010 includes a profit of approximately RMB30,609,051,000 (2009: RMB174,736,000) which has been dealt with in the financial statements of the Company (note 30).

14.	DIVIDENDS

	Group
	2010	2009
	RMB’000	RMB’000

Declared and paid during the year:
Interim dividend	8,099,995	7,873,661
Final dividend	7,793,793	7,873,393

Total dividends paid in the year	15,893,788	15,747,054

Weighted average number of ordinary shares	44,669,199,984	44,669,199,984
Dividend per ordinary share	RMB0.36	RMB0.35

Final dividend proposed for approval at annual general meeting at HK$0.25 per ordinary share (2009: HK$0.20
per ordinary share) – not recognized as liability
as at the end of the reporting period	9,421,069	7,855,526

Pursuant to the Chinese Tax Resident Approval (details included in note 12 (i)), the Company is regarded as a CRE. The Company is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-Chinese resident enterprise shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-Chinese resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

15.	EARNINGS PER SHARE

	Group
	2010	2009

Earnings
Profit for the year attributable to ordinary equity holders for
the basic and diluted earnings per share calculations	RMB54,409,548,000	RMB29,485,575,000

Number of shares
Number of ordinary shares issued at the beginning of the year	44,669,199,984	44,669,199,984

Weighted average number of ordinary shares for
the basic earnings per share calculation	44,669,199,984	44,669,199,984

Effect of dilutive potential ordinary shares under the share option schemes	151,987,482	102,514,345

Weighted average number of ordinary shares for
the purpose of diluted earnings per share	44,821,187,466	44,771,714,329

Earnings per share:
Basic	RMB1.22	RMB0.66
Diluted	RMB1.21	RMB0.66

16.	PROPERTY, PLANT AND EQUIPMENT

		Group
		Vehicles
	Oil and gas	and office
	properties	equipment	Total
	RMB’000	RMB’000	RMB’000

Cost:

At 1 January 2009	203,455,633	609,333	204,064,966
Additions	42,054,570	41,794	42,096,364
Acquisitions of assets	1,016,821	–	1,016,821
Disposals and write-offs	(910,881)	(4,694)	(915,575)
Exchange differences	(57,185)	(14)	(57,199)

At 31 December 2009	245,558,958	646,419	246,205,377

At 1 January 2010	245,558,958	646,419	246,205,377
Additions	33,577,662	93,917	33,671,579
Acquisitions of assets	45,425,795	_	45,425,795
Disposals and write-offs	(1,770,663)	(66,704)	(1,837,367)
Exchange differences	(2,959,380)	(418)	(2,959,798)

At 31 December 2010	319,832,372	673,214	320,505,586

Accumulated depreciation, depletion and amortization:

At 1 January 2009	(65,445,135)	(261,695)	(65,706,830)
Depreciation charge for the year	(15,774,141)	(44,980)	(15,819,121)
Disposals and write-offs	626,203	4,132	630,335
Exchange differences	10,109	1	10,110

At 31 December 2009	(80,582,964)	(302,542)	(80,885,506)

At 1 January 2010	(80,582,964)	(302,542)	(80,885,506)
Depreciation charge for the year	(27,829,069)	(57,353)	(27,886,422)
Disposals and write-offs	34,497	8,120	42,617
Exchange differences	553,993	358	554,351

At 31 December 2010	(107,823,543)	(351,417)	(108,174,960)

Net book value:

At 1 January 2010	164,975,994	343,877	165,319,871

At 31 December 2010	212,008,829	321,797	212,330,626

Included in the current year’s additions was an amount of approximately RMB394,492,000 (2009: approximately RMB439,850,000) in respect of interest capitalized in property, plant and equipment (note 9). Included also in the depreciation charge for the year was an amount of approximately RMB1,702,988,000 (2009: approximately RMB929,088,000) in respect of a depreciation charge on dismantlement cost capitalized in oil and gas properties.

	Company
	2010	2009
	RMB’000	RMB’000

Office equipment
Cost:
At 1 January	6,607	6,618
Exchange differences	(221)	(11)

At 31 December	6,386	6,607

Accumulated depreciation:
At 1 January	(6,399)	(6,122)
Depreciation charge for the year	(156)	(277)
Exchange differences	219	–

At 31 December	(6,336)	(6,399)

Net book value:
At 1 January	208	496

At 31 December	50	208

17.	INTANGIBLE ASSETS AND GOODWILL

	Gas processing
	right under
	NWS Project	Software	Goodwill	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Cost:
At 1 January 2009	1,254,167	165,510	–	1,419,677
Additions	–	193,258	–	193,258
Exchange differences	(1,174)	–	–	(1,174)

At 31 December 2009	1,252,993	358,768	–	1,611,761

At 1 January 2010	1,252,993	358,768	–	1,611,761
Additions	–	142,307	1,931,723	2,074,030
Disposal	–	(9,861)	–	(9,861)
Exchange differences	(37,710)	–	(57,615)	(95,325)

At 31 December 2010	1,215,283	491,214	1,874,108	3,580,605

Accumulated amortisation:
At 1 January 2009	(138,837)	(75,195)	–	(214,032)
Amortization charge for the year	(85,061)	(82,715)	–	(167,776)
Exchange differences	174	–	–	174

At 31 December 2009	(223,724)	(157,910)	–	(381,634)

At 1 January 2010	(223,724)	(157,910)	–	(381,634)
Amortization charge for the year	(81,604)	(113,599)	–	(195,203)

Disposal	–	9,861	–	9,861
Exchange differences	8,572	–	–	8,572

At 31 December 2010	(296,756)	(261,648)	–	(558,404)

Net book value:
At 1 January 2010	1,029,269	200,858	–	1,230,127

At 31 December 2010	918,527	229,566	1,874,108	3,022,201

Goodwill is acquired through the acquisition of equity interest of Bridas Corporation (note 4 (i)) and has been allocated to “Production sharing contracts and other joint arrangements” segment. The balance of goodwill represents provisional value acquired through acquisition of equity interest in a jointly-controlled entity, Bridas Corporation, and therefore as at 31 December 2010 is not subject to impairment testing.

18.	INVESTMENTS IN SUBSIDIARIES/LOANS TO AND DUE FROM/TO SUBSIDIARIES

	Company
	2010	2009
	RMB’000	RMB’000

Unlisted shares, at cost	6,176,774	6,391,273
Loans to a subsidiary	3,311,352	3,414,101
Due from subsidiaries	67,175,672	53,140,148
Due to subsidiaries	(6,520,113)	(6,710,939)

	70,143,685	56,234,583

The loans to a subsidiary are unsecured, bear fixed interest at a rate of 7.084% per annum and are due within five years. The carrying values of the loans approximate to their fair values.

The amounts due from/to subsidiaries included in the Company’s current assets and liabilities are unsecured, interest-free and repayable on demand.

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:

CNOOC China Limited	Tianjin, PRC 15 September 1999	RMB20 billion	100%	Offshore petroleum exploration, development, production and sales in the PRC

CNOOC International Limited	British Virgin Islands 23 August 1999	US$2	100%	Investment holding

China Offshore Oil (Singapore) International Pte Ltd	Singapore 14 May 1993	SG$3 million	100%	Sales and marketing of petroleum products outside the PRC

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

CNOOC Finance (2002) Limited	British Virgin Islands 24 January 2002	US$1,000	100%	Bond issuance

CNOOC Finance (2003) Limited	British Virgin Islands 2 April 2003	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands 31 December 2010	US$1,000	100%	Bond issuance

Indirectly held subsidiaries*:

Malacca Petroleum Limited	Bermuda 2 November 1995	US$12,000	100%	Petroleum exploration, development and production in Indonesia

OOGC America, Inc.	State of Delaware, United States of America 28 August 1997	US$1,000	100%	Investment holding

OOGC Malacca Limited	Bermuda 23 November 1995	US$12,000	100%	Petroleum exploration, development and production in Indonesia

CNOOC Southeast Asia Limited	Bermuda 16 May 1997	US$12,000	100%	Investment holding

CNOOC ONWJ Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC SES Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC Poleng Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC Madura Ltd.	Labuan, F.T., Malaysia 27 March 2002	US$1	100%	Petroleum exploration, development and production in Indonesia

CNOOC NWS Private Limited	Singapore 8 October 2002	SG$2	100%	Offshore petroleum exploration, development and production in Australia

Name of entity	Place and date of establishment	Nominal value of issued and paid-up/ registered ordinary share capital	Percentage of equity attributable to the Group	Principal activities

CNOOC Muturi Limited	Isle of Man 8 February 1996	US$7,780,770	100%	Petroleum exploration, development and production in Indonesia

CNOOC Exploration & Production Nigeria Limited	Nigeria 6 January 2006	Naira10 million	100%	Petroleum exploration, development and production in Africa

*	Indirectly held through CNOOC International Limited.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

19.	INVESTMENTS IN ASSOCIATES

		Nominal value	Percentage
		of issued and	of equity
	Place and date of	registered	attributable to
Name of associates	establishment	share capital	the Group	Principal activities

Shanghai Petroleum Corporation Limited	Shanghai, PRC 7 September 1992	RMB900 million	30%	Offshore petroleum exploration, development, production and sales in the PRC

CNOOC Finance Corporation Limited	Beijing, PRC 14 June 2002	RMB1,415 million	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

CNOOC Finance Corporation Limited is not audited by Ernst & Young Hong Kong or other member firm of the Ernst & Young global network.

The Group’s investments in associates represent:

	Group
	2010	2009
	RMB’000	RMB’000

Share of net assets	1,781,090	1,726,806

The following table illustrates the summarized financial information of the Group’s associates extracted from their management accounts:

	Group
	2010	2009
	RMB’000	RMB’000

Assets	70,027,322	52,365,599
Liabilities	64,722,340	47,267,962
Revenue	2,211,344	1,934,398
Profit	676,119	542,045

20.	INVESTMENT IN JOINTLY-CONTROLLED ENTITIES
Particulars of the principal jointly-controlled entities are as follows:

		Nominal value	Percentage
		of issued and paid-up/	of equity
Name of	Place and date of	registered ordinary	attributable to
jointly-controlled entities	establishment	share capital	the Group	Principal activities

Husky Oil (Madura) Ltd.	British Virgin Islands 28 December 2005	No par value	50%	Petroleum exploration, development, production and sales in Indonesia

Chaoyang Petroleum (BVI) Limited	British Virgin Islands 4 February 2009	US$10	50%	Investment holding

Bridas Corporation (note 4 (i))	British Virgin Islands 15 September 1993	US$102,325,582	50%	Investment holding

The interest in the jointly-controlled entities is accounted for using the proportionate consolidation method in the consolidated financial statements.

Summarized financial information of the Group’s jointly-controlled entities is disclosed below:

	Group
	2010	2009
	RMB’000	RMB’000

Share of the jointly-controlled entities’ assets and liabilities:
Current assets	13,080,827	83,623
Non-current assets	30,835,706	1,781,115
Current liabilities	(35,070,715)	(1,792,408)
Non-current liabilities	(8,509,500)	–

Net assets	336,318	72,330

Share of the jointly-controlled entities’ results:
Revenue	3,209,883	132,895
Total expense	(2,889,021)	(58,608)
Profit before tax	320,862	74,287
Income tax	(48,560)	–

Profit for the year	272,302	74,287

The Group’s share of the post-acquisition results of Bridas Corporation is included in the consolidated statement of comprehensive income for the period from 4 May 2010 to 31 December 2010.

21.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	Group		Company
	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000

Current:

Non-listed investments, at fair value:
Private equity funds	15,841	19,227	15,841	19,227
Corporate wealth management
products (1)	13,000,000	–	–	–
Liquidity funds (2)	5,924,133	8,563,137	–	–

	18,939,974	8,582,364	15,841	19,227

Non-current:

Non-listed investments, at cost:
Equity investments held by
Bridas Corporation	87,289	–	–	–
Listed investments, at fair value:
Equity investment in MEG (3)	8,616,437	3,119,955	–	–

	8,703,726	3,119,955	–	–

The fair values of listed investments are based on quoted market prices. The fair values of non-listed investments are based on fund managers’ quotations or quoted market prices. The directors believe that the estimated fair values quoted by fund managers are reasonable, and that they are the most appropriate values at the reporting date.

(1)	The corporate wealth management products will mature from 7 January 2011 to 15 December 2011.

(2)	The liquidity funds have no fixed maturity date and no coupon rate.

(3)
The equity investment represents investment in the equity securities of MEG Energy Corporation (“MEG”). As of 31 December 2009, the investment was measured at cost less any impairment. In August 2010, MEG listed its shares on the Toronto Stock Exchange. Therefore, fair value of the investment to MEG can be reliably measured. As at 31 December 2010, the investment in MEG was stated at quoted market price. MEG is principally engaged in the exploitation and production of oil sands.

During the year, the gross income of the Group’s and the Company’s available-for-sale investments recognized directly in other comprehensive income amounted to RMB5,590,380,000 and nil respectively (2009 loss: RMB22,053,000 and nil respectively).

In addition, there are no realized gains of the Group and the Company respectively transferred from other comprehensive income to the profit and loss for the year (2009: RMB51,683,000 and nil, respectively) upon the disposal of the related available-for-sale financial assets due to no debt security was disposed in 2010.

None of the financial assets above is either past due or impaired.

22.	INVENTORIES AND SUPPLIES

	Group
	2010	2009
	RMB’000	RMB’000

Materials and supplies	3,315,923	2,882,523
Oil in tanks	854,691	331,958
Less: Provision for inventory obsolescence	(94,318)	(68,626)

	4,076,296	3,145,855

The provision for inventory obsolescence during the year was approximately RMB26,381,000 (2009: approximately RMB6,955,000).

23.	TRADE RECEIVABLES
The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at 31 December 2010 and 2009, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and all receivables are not past due. A provision for doubtful debt of RMB155,000 has been made as at 31 December 2010 according to the Group’s accounting policy (31 December 2009: Nil).

24.	CASH AND CASH EQUIVALENTS AND TIME DEPOSITS WITH MATURITY OVER THREE MONTHS
The Group’s and the Company’s cash and cash equivalents mainly consist of current deposits and time deposits with maturity within seven days. The bank balances are deposited with creditworthy banks with no recent history of default.

The weighted average effective interest rates of the Group’s and the Company’s bank deposits were 2.3% (2009: 2.4% per annum) and 0.22% per annum (2009: 0.12% per annum), respectively, for the year ended 31 December 2010.

CNOOC China Limited, a wholly-owned subsidiary of the Company, deposited RMB12.0 billion with Bank of China to secure loans of US$1.77 billion (note 27) granted by Bank of China. The amount was recorded as time deposits with maturity over three months.

25.	TRADE AND ACCRUED PAYABLES
As at 31 December 2010 and 2009, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing and are normally settled within six months.

26.	OTHER PAYABLES AND ACCRUED LIABILITIES

	Group
	2010	2009
	RMB’000	RMB’000

Accrued payroll and welfare payable	822,269	507,904
Provision for retirement and termination benefits	373,174	338,488
Accrued expenses	76,188	138,073
Advances from customers	2,016,858	1,361,265
Royalties payable	881,532	682,577
Special oil gain levy payable	5,694,806	3,039,437
Provision for dismantlement (note 28)	186,992	477,891
Other payables*	8,108,397	3,227,922

	18,160,216	9,773,557

*	As disclosed in note 4 (v), the current portion and the non-current portion of the unpaid funding of 75% Chesapeake’s share of development costs in the Eagle Ford Shale project have been recognized in “Other payables and accrued liabilities” and “Other non-current liabilites” respectively, totalling up to US$1.02 billion as at 31 December 2010.

Other payables are non-interest-bearing and have an average term of less than one year.

27.	LOANS AND BORROWINGS

Current

		Group
		2010 RMB’000				2009 RMB’000
	Effective interest
	rate and final maturity	Bank loan	Notes/Bonds		Total	Bank loan	Notes/Bonds	Total

Short-term loans
and borrowings
General loans	LIBOR+0.7% to
	1.3% per annum
	within one year	16,358,069	–		16,358,069	–	–	–

Loans proportionately	1.38% per annum with
consolidated from	maturity within
Bridas Corporation	one year	86,616	–		86,616	–	–	–

		16,444,685	–		16,444,685	–	–	–

Loans and borrowings
due within one year
For Tangguh LNG	LIBOR+0.23% to 0.38%
Project****	per annum with
	maturity within
	one year	184,398	–		184,398	122,092	–	122,092

For Nigeria OML130	LIBOR+4% per annum with
Project	maturity within one year	4,652,116	–		4,652,116	–	–	–

Loans and notes	4.14%-12.25% and LIBOR+
proportionately	5% to 5.5%
consolidated from	per annum with
Bridas Corporation	maturity within one year	186,035	163,440	*	349,475	–	–	–

		5,022,549	163,440		5,185,989	122,092	–	122,092

		21,467,234	163,440		21,630,674	122,092	–	122,092

Non-Current

Group
		2010 RMB’000			2009 RMB’000
Effective interest
	rate and final maturity	Bank loan	Notes/Bonds	Total	Bank loan	Notes/Bonds	Total

For Tangguh LNG	LIBOR+0.23% to 0.38%
Project****	per annum with
	maturity through 2021	2,910,795	–	2,910,795	3,025,942	–	3,025,942

For Nigeria OML130	LIBOR+4% per annum
Project	with maturity through 2015	387,428	–		387,428	8,790,966	–	8,790,966

Loans and notes	4.14%-12.25% and
proportionately	LIBOR+3.75% to 5.5%
consolidated from	per annum with maturity
Bridas Corporation	through 2012-2018	1,031,658	825,709	*	1,857,367	–	–	–

Finance (2002)**		–	3,304,516		3,304,516	–	3,401,014	3,401,014

Finance (2003)***		–	3,255,943		3,255,943	–	3,352,139	3,352,139

		4,329,881	7,386,168		11,716,049	11,816,908	6,753,153	18,570,061

*
These represent long-term bonds issued by Pan American Energy LLC, a jointly-controlled entity of the Company. One of the bonds will mature in 2012 with total principal amount of US$50 million, bearing effective interest rate of 7.75%, another one will mature in 2021 with total principal amount of US$100 million, bearing effective interest rate of 7.875%.

**
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

***
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

****	The amount represented the Group’s share of utilized bank loans in Tangguh Liquified Natural Gas Project (the “Tangguh LNG Project”).

The Company delivered a guarantee dated 29 October 2007 in favour of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007 in connection with the Tangguh LNG Project in Indonesia. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with the execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

As at 31 December 2010, except for the general loans of US$1.77 billion secured by time deposits (see note 24), all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

The maturities of the long term bank loans are as follows:

	Group
	2010	2009
	RMB’000	RMB’000

Repayable:
Within one year	5,022,549	122,092
After one year but within two years	972,670	165,272
After two years but within three years	568,610	196,752
After three years but within four years	381,342	228,232
After four years but within five years	369,870	259,713
After five years	2,037,389	10,966,939

	9,352,430	11,939,000

Amount due within one year shown under current liabilities	(5,022,549)	(122,092)

	4,329,881	11,816,908

Supplemental information with respect to the long term bank loans:

For the year ended 31 December	Balance at year end RMB’000	Weighted average interest rate at year end	Maximum amount outstanding during the year RMB’000	Average amount outstanding during the year* RMB’000	Weighted average interest rate during the year**

2010	9,352,430	3.33%	13,267,282	10,645,715	3.40%
2009	11,939,000	3.47%	11,939,000	9,535,515	3.96%

*	The average amount outstanding is computed by averaging the outstanding principal balances as at 1 January and 31 December of each year.

**	The weighted average interest rate is computed by averaging the interest rates as at 1 January and 31 December of each year.

There was no default of principal, interest or redemption terms of the loans and borrowings during the year.

28.	PROVISION FOR DISMANTLEMENT

	Group
	2010	2009
	RMB’000	RMB’000

At 1 January	11,758,980	8,339,734
Capitalized in oil and gas properties	4,009,613	3,052,095
Utilized	(290,899)	(98,932)
Unwinding of discount* (note 9)	762,394	466,439
Exchange differences	(26,291)	(356)

	16,213,797	11,758,980
Current portion of dismantlement included in other
payables and accrued liabilities (note 26)	(186,992)	(477,891)

At 31 December	16,026,805	11,281,089

*	The discount rate used for calculating the amount of unwinding of the discount is 5% (2009: 5%).

29.	SHARE CAPITAL

Share	Number of shares	Share capital HK$’000	Issued share capital equivalent of RMB’000

Authorized:
Ordinary shares of HK$0.02 each
as at 31 December 2010 and 31 December 2009	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2009	44,669,199,984	893,384	949,299

As at 31 December 2009	44,669,199,984	893,384	949,299

As at 31 December 2010	44,669,199,984	893,384	949,299

Share option schemes
The Company has adopted the following share option schemes for the grant of options to the Company’s directors, senior management and other eligible grantees:

1.	Pre-Global Offering Share Option Scheme (as defined below);

2.	2001 Share Option Scheme (as defined below);

3.	2002 Share Option Scheme (as defined below); and

4.	2005 Share Option Scheme (as defined below).

Under these share option schemes, the Remuneration Committee of the Board will from time to time propose for the Board’s approval the grant of share options and the number of share options to be granted to the relevant grantees. The maximum aggregate number of shares (including those that could be subscribed for under the Pre-Global Offering Share Option Scheme, the 2001 Share Option Scheme, the 2002 Share Option Scheme and the 2005 Share Option Scheme) which may be issued upon exercise of all options granted shall not exceed 10% of the total issued share capital of the Company as at 31 December 2005, being the date on which the shareholders of the Company approved the 2005 Share Option Scheme, excluding shares under options which have lapsed.

Pre-Global Offering Share Option Scheme
On 4 February 2001, the Company adopted a pre-global offering share option scheme (the “Pre-Global Offering Share Option Scheme”). Pursuant to the Pre-Global Offering Share Option Scheme:

1.	options to subscribe for an aggregate of 23,100,000 shares have been granted; and

2.	the exercise price for such options is HK$1.19 per share.

The exercise periods for the options granted under the Pre-Global Offering Share Option Scheme shall end not later than 10 years from 12 March 2001. No further options may be granted under the Pre-Global Offering Share Option Scheme.

2001 Share Option Scheme
On 4 February 2001, the Company adopted a share option scheme (the “2001 Share Option Scheme”) for the purposes of recognizing the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company. Pursuant to the 2001 Share Option Scheme:

1.	options to subscribe for an aggregate of 44,100,000 shares have been granted; and

2.	the exercise price for such options price is HK$1.232 per share.

The exercise periods for the options granted under the 2001 Share Option Scheme shall end not later than 10 years from 27 August 2001. No further options may be granted under the 2001 Share Option Scheme.

2002 Share Option Scheme
In June 2002, the Company adopted a new share option scheme (the “2002 Share Option Scheme”) for the purpose of recognizing the contribution that certain individuals had made to the Company and for attracting and retaining the best available personnel to the Company.

Under the 2002 Share Option Scheme, the Board may, at its discretion, offer to grant to the directors and employees of the Company or any of its subsidiaries options to subscribe for shares of the Company. The maximum number of shares in respect of which options may be granted under the 2002 Share Option Scheme to any individual in any 12-month period up to the date of the latest grant shall not exceed 1% of the total issued share capital of the Company from time to time.

According to the 2002 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be not less than the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.
the average closing price of the shares on the Stock Exchange of Hong Kong Limited (“HKSE”) as stated in the HKSE’s quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares on the HKSE as stated in the HKSE’s quotation sheet on the date of grant.

The exercise periods for the options granted under the 2002 Share Option Scheme shall end not later than 10 years from the date of grant.

On 31 December 2005, the Company terminated the 2002 Share Option Scheme. Upon termination of the 2002 Share Option Scheme, no further options may be granted under the 2002 Share Option Scheme, but in all other respects the provisions of the 2002 Share Option Scheme shall remain in force. The outstanding options under the 2002 Share Option Scheme shall continue to be subject to the provisions of the 2002 Share Option Scheme.

2005 Share Option Scheme
On 31 December 2005, the Company adopted a new share option scheme (the “2005 Share Option Scheme”). Under the 2005 Share Option Scheme, the Board has the authority to grant options to subscribe for shares to the directors, officers and employees of the Company and its subsidiaries, and any other persons who in the sole discretion of the Board, have contributed or will contribute to the Group. Unless approved by the shareholders, the total number of shares issued and to be issued upon exercise of the options granted to each individual (including exercised and unexercised options) under the 2005 Share Option Scheme or any other share option scheme adopted by the Company, in any 12-month period, must not exceed 1% of the shares in issue of the Company.

According to the 2005 Share Option Scheme, the consideration payable by a grantee for the grant of options will be HK$1.00. The exercise price for such options will be determined by the Board at its discretion at the date of grant, except that such price shall be at least the higher of:

1.	the nominal value of a share of the Company on the date of grant;

2.	the average closing price of the shares as stated in the HKSE’s daily quotation sheets for the five trading days immediately preceding the date of grant; and

3.	the closing price of the shares as stated in the HKSE’s daily quotation sheet on the date of grant.

The period within which the options must be exercised, as well as any minimum holding period or performance targets which apply to the options, will be specified by the Board of the Company at the time of grant. The exercise periods for options granted under the 2005 Share Option Scheme shall end not later than 10 years from the date of grant. No options may be granted under the 2005 Share Option Scheme after the date of the 10th anniversary of the adoption of the 2005 Share Option Scheme.

The fair value of the share options granted during the year was approximately RMB364,350,000 (2009: RMB254,389,000) and the Group recognized an equity-settled share option expense of approximately RMB217,633,000 (2009: RMB184,343,000) during the year.

The fair value of equity-settled share options granted during the year was estimated as at the date of grant, using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. The expected volatility was based on the historical volatility of the Company’s stock prices over a period that is commensurate with the expected life of the options.

The following table lists the inputs to the model used:

	2010	2009

Dividend yield	3.27%	4.09%
Expected volatility	48.58%	47.55%
Risk-free interest rate	1.63%	1.96%
Expected life of options	5 years	5 years
Weighted average share price per share	HK$12.22	HK$9.79

Details of the share options outstanding are as follows:

	2010		2009
	Number of	Weighted average	Number of	Weighted average
	share options	exercise price	share options	exercise price
		HK$		HK$

Outstanding at the beginning of the year	420,263,901	8.05	376,084,233	7.34
Granted during the year	106,188,000	12.70	97,848,000	9.93
Forfeited during the year	(52,397,001)	7.53	(53,668,332)	6.56
Exercised during the year	–	–	–	–

Outstanding at end of year	474,054,900	9.14	420,263,901	8.05

Exercisable at the end of the year	288,864,001	7.25	249,689,668	6.00

No share options had been cancelled or modified during the years ended 31 December 2010 and 2009.

At the date of approval of these financial statements, the share options outstanding under these share option schemes represented approximately 1.06% of the Company’s shares in issue as at that date. The weighted average remaining contractual life of share options outstanding at the end of the year was 6.76 years (2009: 7.03 years). The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 474,054,900 additional ordinary shares of the Company and additional share capital of RMB8,067,751 and share premium of RMB3,680,720,850.

30.	RESERVES
According to the laws and regulations of the PRC and the articles of association of CNOOC China Limited, CNOOC China Limited is required to provide for certain statutory funds, namely, the general reserve fund and staff and workers’ bonus and welfare fund, which are appropriated from net profit (after making good losses from previous years), but before dividend distribution.

CNOOC China Limited is required to allocate at least 10% of its net profit as reported in accordance with the generally accepted accounting principles in the PRC (“PRC GAAP”) to the general reserve fund until the balance of such fund reaches 50% of its registered capital. The general reserve fund can only be used, upon approval by the relevant authority, to offset against accumulated losses or to increase capital.

Appropriation to the staff and workers’ bonus and welfare fund, which is determined at the discretion of the board of directors of CNOOC China Limited, is expensed as incurred under IFRSs/HKFRSs. The staff and workers’ bonus and welfare fund can only be used for special bonuses or collective welfare of employees.

As at 31 December 2010, the general reserve fund amounted to RMB10,000,000,000 (2009: RMB10,000,000,000), representing 50% (2009: 50%) of the total registered capital of CNOOC China Limited.

In accordance with the “Temporary Regulation for Safety Expense Financial Management of High Risk Industry” and the implementation guidance issued by the Ministry of Finance of the PRC, a safety fund has been accrued for the Group’s oil and gas exploration and production activities within the PRC. The accrued safety fund will be utilized for improving the safety conditions of production. Included in other reserves as at 31 December 2010 was a provision for the safety fund under PRC regulations amounting to RMB13,493,000 (2009: RMB25,152,000).

In accordance with the relevant accounting principles required by the local authorities, as at 31 December 2010, the aggregate amount of the Group’s retained earnings available for distribution to the Company’s shareholders amounted to approximately RMB154,030,069,000 (2009: RMB115,554,182,000).

	Company
	Issued capital	Share premium account and capital redemption reserve		Cumulative translation reserve	Other reserves		Retained earnings	Total
	RMB’000	RMB’000		RMB’000	RMB’000		RMB’000	RMB’000

At 1 January 2009	949,299	42,129,095		(12,273,767)	4,951,814		34,429,811	70,186,252
Total comprehensive income
for the year	–	–		(97,688)	–		174,736	77,048
2008 final dividend	–	–		–	–		(7,873,393)	(7,873,393)
2009 interim dividend	–	–		–	–		(7,873,661)	(7,873,661)
Equity-settled share option arrangements	–	–		–	184,343		–	184,343

At 31 December 2009	949,299	42,129,095	*	(12,371,455)*	5,136,157	*	18,857,493 *	54,700,589

At 1 January 2010	949,299	42,129,095		(12,371,455)	5,136,157		18,857,493	54,700,589
Total comprehensive income
for the year	–	–		(2,514,420)	–		30,609,051	28,094,631
2009 final dividend	–	–		–	–		(7,793,793)	(7,793,793)
2010 interim dividend	–	–		–	–		(8,099,995)	(8,099,995)
Equity-settled share option arrangements	–	–		–	217,633		–	217,633
At 31 December 2010	949,299	42,129,095	*	(14,885,875)*	5,353,790	*	33,572,756 *	67,119,065

As at 31 December 2010, the distributable profits of the Company amounted to approximately RMB33,572,756,000 (2009: RMB18,857,493,000).

*	These reserve accounts comprise the Company’s reserves of approximately RMB66,169,766,000 (2009: RMB53,751,290,000) in the Company’s statement of financial position.

31.	RELATED PARTY TRANSACTIONS
The majority of the Group’s business activities are conducted with state-owned enterprises (including CNOOC and its associates). As the Group is controlled by CNOOC, transactions with CNOOC and its associates are disclosed as related party transactions. The Group considers that transactions with other state-owned enterprises (other than CNOOC and its associates) are in the ordinary course of business and there are no indicators that the Group influenced, or was influenced by, those state-owned enterprises. Accordingly, the Group has not disclosed such transactions with other state-owned enterprises (other than CNOOC and its associates) as related party transactions.

The Company entered into four comprehensive framework agreements with each of CNOOC, China Oilfield Services Limited (“COSL”), Offshore Oil Engineering Co., Ltd. (“CNOOC Engineering”) and China BlueChemical Ltd. (“China BlueChem”) on 8 November 2007 respectively (Collectively referred as “2007 Framework Agreements”) for the provision of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the related party/continuing connected transactions. The term of each of the comprehensive framework agreements is for a period of three years from 1 January 2008. The related party/continuing connected transactions and relevant annual caps were approved by the independent shareholders of the Company on 6 December 2007. The approved related party/continuing connected transactions are as follows:

1.	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group:
(a)	Provision of exploration and support services
(b)	Provision of oil and gas development and support services
(c)	Provision of oil and gas production and support services
(d)	Provision of marketing, management and ancillary services
(e)	FPSO vessel leases

2.	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates; and

3.	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates:
(a)	Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)
(b)	Long term sales of natural gas and liquefied natural gas

On 1 November 2010, the Company entered into a comprehensive framework agreement ("Comprehensive Framework Agreement") with CNOOC for the provision (1) by the Group to CNOOC and/or its associates and (2) by CNOOC and/or its associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the Comprehensive Framework Agreement is for a period of three years from 1 January 2011. The Comprehensive Framework Agreement is substantially on the same terms as the terms contained in the 2007 Framework Agreements entered into by the Company on 8 November 2007.

The renewal of the continuing connected transactions and the relevant annual caps for the three years from 1 January 2011 were approved by the independent shareholders of the Company on 24 November 2010.

Pricing principles
The continuing connected transactions referred to in paragraphs 1(a) to 1(d) above provided by CNOOC and/or its associates to the Group and in paragraph 2 above provided by the Group to CNOOC and/or its associates are based on negotiations with CNOOC and/or its associates on normal commercial terms, or on terms no less favorable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

If, for any reason, the above pricing principle for a particular service ceases to be applicable or there is no open market for the service, whether due to a change in circumstances or otherwise, such service must then be provided in accordance with the following general pricing principles:

(i)	state-prescribed prices; or

(ii)	where there is no state-prescribed price, market prices, including the local, national or international market prices; or

(iii)
when neither (i) nor (ii) is applicable, the costs of CNOOC and/or its associates for providing the relevant service (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The continuing connected transactions referred to in paragraph 1(e) above provided by CNOOC and/or its associates to the Group are conducted at market prices on normal commercial terms which are calculated on a daily basis.

The continuing connected transactions referred to in paragraphs 3(a) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms.

The continuing connected transactions referred to in paragraphs 3(b) above provided by the Group to CNOOC and/or its associates are at state-prescribed prices or local, national or international market prices and on normal commercial terms, which are subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and the length of the relevant pipelines.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the year and the balances arising from related party transactions at the end of the year:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its associates to the Group

	Group
	2010	2009
	RMB’000	RMB’000

Provision of exploration and support services	5,461,687	4,421,900
– Inclusive of amounts capitalized under property, plant and equipment	2,358,849	2,487,698
Provision of oil and gas development and support services	14,190,008	21,974,786
Provision of oil and gas production and support services (Note a)	5,229,151	4,115,604
Provision of marketing, management and ancillary services (Note b)	759,305	702,113
FPSO vessel leases (Note c)	1,451,935	1,631,799

	27,092,086	32,846,202

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its associates

The Group did not enter into any transactions in this category for the years ended 31 December 2010 and 2009.

(iii)	Sales of petroleum and natural gas products by the Group to CNOOC and/or its associates

	Group
	2010	2009
	RMB’000	RMB’000

Sales of petroleum and natural gas products
(other than long term sales of natural gas
and liquefied natural gas) (Note d)	90,868,876	54,606,257
Long term sales of natural gas and liquefied natural gas (Note e)	4,434,094	2,909,648

	95,302,970	57,515,905

(iv)	Transactions with CNOOC Finance Corporation Limited (“CNOOC Finance”)

(a)	Interest income received by the Group

	Group
	2010	2009
	RMB’000	RMB’000

Interest income from deposits in CNOOC Finance (Note f)	72,410	86,493

(b)	Deposits made by the Group

	Group
	2010	2009
	RMB’000	RMB’000

Deposits in CNOOC Finance (Note f)	7,871,581	4,480,000

(v)	Balances with CNOOC and/or its associates

	Group
	2010	2009
	RMB’000	RMB’000

Amount due to CNOOC
– included in other payables and accrued liabilities	306,637	368,464
Amount due to other related parties
– included in trade and accrued payables	8,328,088	8,062,810

	8,634,725	8,431,274

Amounts due from other related parties
– included in trade receivables	9,369,290	6,718,282
– included in other current assets	178,956	234,290

	9,548,246	6,952,572

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services, such as the provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipment and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

b)
These include the marketing, administration and management, management of oil and gas operations and the provision of integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, CNOOC and/or its associates leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)
CNOOC Energy Technology & Services Limited (formerly known as “CNOOC Oil Base Group Limited”) leased floating production, storage and offloading (FPSO) vessels to the Group for use in oil production operations.

d)
The sales include crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas to CNOOC and/or its associates. Individual sales contracts were entered into from time to time between the Group and CNOOC and/or its associates.

e)	It is market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 15 to 20 years.

f)
CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. Under the financial services framework agreement with CNOOC Finance dated 14 October 2008, CNOOC Finance provided to the Group settlement, depository, discounting, loans and entrustment loans services. The depository services were exempted from independent shareholders’ approval requirements under the Rules Governing the Listing of Securities on the HKSE (the “Listing Rules”) as the applicable percentage ratios in respect of the depositary services under the agreement is less than 5%. The stated deposits in (iv)(b) above represent the maximum daily outstanding balance for deposits (including accrued interest) during the year.

The related party transactions in respect of items listed above also constitute connected transactions or continuing connected transactions as defined in Chapter 14A of the Listing Rules.

Details of the compensation of the key management personnel of the Group are disclosed in note 10 to the consolidated financial statements.

The amount due to the parent company and amounts due from/to related parties are unsecured, interest-free and are repayable on demand.

32.	RETIREMENT AND TERMINATION BENEFITS
All the Group’s full-time employees in the PRC are covered by a state-managed retirement benefit plan operated by the government of the PRC, and are entitled to an annual pension. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the state-managed retirement benefit plan at rates ranging from 11% to 22% of the employees’ basic salaries.

The Company is required to make contributions to a defined contribution mandatory provident fund at a rate of 5% of the basic salaries of all full-time employees in Hong Kong. The related pension costs are expensed as incurred.

The Group provides retirement and termination benefits for all local employees in Indonesia in accordance with Indonesian labor law, and provides employee benefits to expatriate staff in accordance with the relevant employment contracts.

During the year, the Group’s pension costs charged to the consolidated financial statement of comprehensive income amounted to RMB117,831,000 (2009: RMB96,336,000).

33.	NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Reconciliation of profit before tax to cash generated from operating activities

	2010	2009
	RMB’000	RMB’000

Profit before tax	72,649,991	40,821,091

Adjustments for:
Interest income on bank deposits	(703,849)	(638,252)
Finance costs	1,213,571	523,664
Exchange gains, net	(994,795)	(53,799)
Share of profits of associates	(198,854)	(173,459)
Investment income	(427,491)	(199,925)
Provision for inventory obsolescence	26,381	6,955

Depreciation, depletion and amortization	27,687,095	15,942,902
Loss/(gain) on disposal and write-off of property, plant and equipment	1,618,575	(1,564)
Unwinding of discount on long term guaranteed notes	8,452	10,875
Equity-settled share option expense	217,633	184,343
Others	155	255,620

	101,096,864	56,678,451

Increase in trade receivables	(6,771,263)	(7,482,513)
Increase in inventories and supplies	(440,041)	(678,572)
(Increase)/decrease in other current assets	(190,259)	327,804
Increase in trade and accrued payables, other payables and accrued liabilities	2,258,240	6,484,381
Increase in other taxes payable	2,791,878	3,055,288

Net cash flows from operating activities	98,745,419	58,384,839

34.	COMMITMENTS

(i)	Capital commitments
As at 31 December 2010, the Group had the following capital commitments, principally for the construction and purchase of property, plant and equipment:

	2010	2009
	RMB’000	RMB’000

Contracted, but not provided for	9,620,691	5,650,199
Authorized, but not contracted for	46,125,374	48,907,804

The capital commitments do not include investment commitments for acquisitions of equity interest or working interest, which have been disclosed in note 4 and note 39.

The capital commitments contracted, but not provided for, include the estimated payments to the Ministry of Land and Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

As at 31 December 2010, the Group had unutilized banking facilities amounting to approximately RMB179,029,474,000 (2009: RMB174,843,128,000).

(ii)	Operating lease commitments

(a)	Office properties
The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from 1 month to 9 years.

As at 31 December 2010, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2010	2009
	RMB’000	RMB’000

Commitments due:
Within one year	121,052	61,792
In the first to second years, inclusive	51,642	35,319
After the second but before the fifth years, inclusive	23,250	52,494

	195,944	149,605

(b)	Plant and equipment
The Group leases certain of its plant and equipment under operating lease arrangements for a term from 7 months to 10 years.

As at 31 December 2010, the Group had total minimum lease payments under non-cancellable operating leases falling due as follows:

	2010	2009
	RMB’000	RMB’000

Commitments due:
Within one year	703,286	600,892
In the first to second years, inclusive	546,798	598,867
After the second but before the fifth years, inclusive	745,877	1,182,880
After five years	485,063	443,562

	2,481,024	2,826,201

(iii)	Contingent liabilities

(a)
On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) with Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigerian Local Tax Office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigerian Local Tax Office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigerian Local Tax Office has been contested by the Company in accordance with Nigerian laws. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds in making the contest. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

(b)
The Company has extended interest-free intercompany loans to CNOOC International, a wholly-owned subsidiary, to provide onward funding to its subsidiaries domiciled outside the PRC. Upon receipt of the Chinese Resident Enterprise Approval, the Company may be liable to pay taxes on the deemed interest income for the intercompany loan to CNOOC International starting from 1 January 2008. The Company is currently applying to, and awaiting confirmation from its in-charge tax authority for an exemption on this possible deemed interest income.

35.	FINANCIAL INSTRUMENTS

Fair value of financial instruments
The carrying values of the Group’s cash and cash equivalents, time deposits, trade receivables, other current assets, trade and accrued payables and other payables approximated to their fair values at the reporting date due to the short maturity of these instruments.

The estimated fair value of the Group’s long term bank loans with fixed interest rates was the present value of the loans’ future cash flows discounted by the interest rates as at the reporting date. The estimated fair value of the Group’s long term bank loans with fixed interest rates was approximately RMB776,684,000 as a 31 December 2010 (2009: Nil). The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount of RMB9,410,268,000 as at 31 December 2010 (2009: RMB12,491,754,000).

The estimated fair value of the Group’s long term guaranteed notes based on current market interest rates was approximately RMB8,038,656,000 as at 31 December 2010 (2009: RMB7,113,542,000), which was determined by reference to the market price as at 31 December 2010.

Fair value hierarchy
The Group uses the following hierarchy that reflects the significance of the inputs used in making the measurement:

Level1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at 31 December 2010 and 31 December 2009, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	31 December
	2010	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000

Assets measured at fair value
Available-for-sale financial assets – current
Private equity funds*	15,841	–	15,841	–
Corporate wealth management products*	13,000,000	–	13,000,000	–
Liquidity funds**	5,924,133	5,924,133	–	–

	18,939,974	5,924,133	13,015,841	–

Available-for-sale financial assets – non-current
Equity investment in MEG**	8,616,437	8,616,437	–	–

	8,616,437	8,616,437	–	–

Liabilities measured at fair value
Foreign exchange forward contracts***	80,054	–	80,054	–

	31 December
	2009	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000

Assets measured at fair value
Available-for-sale financial assets – current
Private equity funds*	19,227	–	19,227	–
Liquidity funds**	8,563,137	8,563,137	–	–

	8,582,364	8,563,137	19,227	–

Liabilities measured at fair value
Foreign exchange forward contracts***	125	–	125	–

*	The fair values of private equity funds and corporate wealth management products are based on the fund managers’ quotations.

**	The fair values of liquidity funds and equity investment in MEG are based on quoted market prices.

***	The fair value of foreign currency forward contracts was determined using forward exchange rates as at 31 December 2010 and 2009 respectively.

These contracts are entered into for a 12-month period consistent with the US dollars payment exposures, which are not designated as cash flows, fair value or net investment hedge. These foreign currency forward contracts are categorized as financial liabilities at fair value through profit or loss. Changes in fair value of these contracts were recognized in the consolidated statement of comprehensive income in other finance costs (note 9).

36.	CONCENTRATION OF CUSTOMERS
A substantial portion of the oil and gas sales of the Group is made to a small number of third parties on credit. Details of the gross sales to these top five customers are as follows:

	2010	2009
	RMB’000	RMB’000

China Petroleum & Chemical Corporation	34,383,928	24,332,653
PetroChina Company Limited	13,217,599	7,721,285
Unipec Asia Company	6,811,123	175,836
Dong Ying Hua Lian	2,830,082	1,093,440
Gunvor Singapore Pte Ltd.	2,404,267	–

37.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
The Group’s principal financial instruments comprise bank loans, long term guaranteed notes, available-for-sale financial assets, cash and short term deposits. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group is exposed to credit risk, oil price risk, currency risk, interest rate risk, business risk and liquidity risk.

The Group’s senior management oversees the management of these risks. The Group’s senior management is supported by various departments that advise on financial risks and the appropriate financial risks governance framework for the Group. Those departments provide assurance to the Group’s senior management that the Group’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with group policies and group risk appetite.

(i)	Credit risk
The carrying amounts of the Group’s cash and cash equivalents, time deposits and liquidity funds investments, trade receivables and other receivables, and other current assets except for prepayments represent the Group’s maximum exposure to credit risk in relation to its financial assets.

The significant portion of the Group’s trade receivables is related to the sale of oil and natural gas to third party customers. The Group performs ongoing credit evaluations of the customers’ financial condition and generally does not require collateral on trade receivables. The Group made an impairment allowance on doubtful receivables and actual losses have been within management’s expectation.

Since the Group trades only with recognized and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty and by geographical region. At the reporting date, the Group has certain concentrations of credit risk as 16% (2009: 17%) and 31% (2009: 32%) of the Group’s trade receivables were due from the Group’s largest customer and the five largest customers, respectively.

No other financial assets carry a significant exposure to credit risk.

(ii)	Oil price risk
As our realized oil prices are mainly determined by reference to oil prices in international market, international oil prices are highly volatile and could have a significant impact on our revenue and profit.

(iii)	Currency risk
Substantially all of the Group’s oil and gas sales are denominated in Renminbi and United States dollars (“US dollars”). In the past decade, the PRC government’s policies of maintaining a stable exchange rate and China’s ample foreign reserves have contributed to the stability of the Renminbi. Starting from 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. From 1 January 2010 to 31 December 2010 (the last working day in 2010), Renminbi has appreciated by approximately 3.1% against the US dollars. At the reporting date, approximately 62.1% (2009: 69.1%) of the Group’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were denominated in US dollars and Hong Kong dollars.

Management has assessed the Group’s exposure to foreign currency risk by using a sensitivity analysis on the change in foreign exchange rate of US dollars, to which the Group is mainly exposed to as at 31 December 2009 and 2010. Based on management’s assessment, a reasonably possible change in foreign exchange rate of the US dollars of 5% is used, and the exposures of the Group’s results of operations, monetary assets and liabilities and investments in its foreign subsidiaries were assumed to be less than 0.77% of the profit of the year and 0.83% of the equity, had the change in the US dollars currency rate occurred at 31 December 2010.

Senior management are closely monitoring the Group’s net exposure to foreign currency risk. The appreciation of

Renminbi against the US dollars may have the following impact on the Group. On one hand, since the benchmark oil and gas prices are usually in US dollars against Renminbi, the Group’s oil and gas sales may decrease due to the depreciation of US dollars against Renminbi. On the other hand, the depreciation of US dollars against Renminbi will also decrease the Group’s costs for imported equipment and materials, most of which are denominated in the US dollars. In addition, the debt repayment by the Group will decrease since all of the Group’s debts are also denominated in the US dollars.

(iv)	Interest rate risk
The interest rate risk is closely monitored by the Group’s senior management. As at the end of 2010, the interest rates for 25% of the Group’s debts were fixed. The term of the weighted average balance was approximately 2.7 years. The fixed interest rates can reduce the volatility of finance costs under uncertain environments and the Group’s exposure to changes in interest rates is not expected to be material.

(v)	Business risk
The major operations of the Group are conducted in the PRC and many countries and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

(vi)	Liquidity risk
The Group manages its liquidity risk by regularly monitoring its liquidity requirements and its compliance with debt covenants to ensure that it maintains sufficient cash and cash equivalents, and readily realizable available-for-sale financial assets, and adequate time deposits to meet its liquidity requirements in the short and long term. In addition, bank facilities have been put in place for contingency purposes.

The Group’s trade and accrued payables, other payables and accrued liabilities are all due for settlement within one year after the reporting date.

(vii)	Capital management
The primary objective of the Group’s capital management is to safeguard the Group’s ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximize shareholders’ value.

The Group manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may return capital to shareholders, raise new debt or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years end 31 December 2010 and 31 December 2009.

The Group monitors capital on the basis of the debt to capital ratio (Gearing ratio), which is calculated as interest-bearing debts divided by total capital (equity attributable to owners of the parent plus interest-bearing debts).

	2010	2009
	RMB’000	RMB’000

Interest-bearing debts	33,346,723	18,692,153
Equity attributable to owners of the parent	215,765,947	173,935,503

Total capital	249,112,670	192,627,656

Gearing ratio	13.4%	9.7%

38.	CHARGE OF ASSETS
CNOOC NWS Private Limited, a wholly-owned subsidiary of the Group, together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by the Company in respect of the NWS Project are secured by its interest in the NWS Project.

39.	SUBSEQUENT EVENTS
(i)
On 26 January 2011, CNOOC Finance (2011) Limited, a wholly-owned subsidiary of the Company, issued US$1,500 million 4.25% guaranteed notes due 2021 and US$500 million 5.75% guaranteed notes due 2041 (collectively referred as the “Notes”). The obligations of CNOOC Finance (2011) Limited in respect of the Notes are unconditionally and irrevocably guaranteed by the Company.

(ii)
On 29 January 2011, CNOOC International through its wholly-owned subsidiary, OOGC America, Inc., signed a purchase agreement with Chesapeake Exploration, LLC, a subsidiary of Chesapeake to purchase a 33.3% undivided interest in the Denver-Julesburg (DJ) and Powder River Basins in northeast Colorado and southeast Wyoming with a cash consideration of US$570 million. In addition, CNOOC International has agreed to fund 66.7% of Chesapeake’s share of drilling and completion costs in the project until an additional US$697 million has been paid, which Chesapeake expects to occur by year end of 2014. The deal was closed on 11 February 2011.

(iii)
On 28 February 2011, Bridas Corporation acquired 100% interests of Exxon Mobile's refining and fuels marketing business in Argentina, Uruguay and Paraguay. The consideration is US$520 million. The sale and purchase agreement was signed by the parties on 28 February 2011 in London. The closing of the transaction is expected to occur in the third quarter of 2011 after the required antitrust approval is obtained from Argentina and Uruguay governments.

40.	COMPARATIVE AMOUNTS
Certain comparative amounts have been reclassified to conform to the current year’s presentation, and those reclassifications are not significant.

41.	APPROVAL OF THE FINANCIAL STATEMENTS
The financial statements were approved and authorized for issue by the Board of Directors on 23 March 2011.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)
31 December 2010
(All amounts expressed in Renminbi unless otherwise stated)

The following disclosures are included in accordance with the FASB Accounting Standard Codification 932 “Extractive Activities-Oil and Gas (the “ASC 932”), To align with the amendments to oil and gas reserve estimation requirements under US Securities and Exchange Commission’s final rules on “Modernization of Oil and Gas Reporting” (the “SEC Final Rule”), which became effective for accounting periods ended on or after 31 December 2009, FASB issued Accounting Standards Update No. 2010-03 to amend Topic 932(“ASC 932 Update”) in January 2010. It’s not operational and cost-practical for the management to present the comparative information in accordance with these amendments. Therefore, the comparative information for 2008 has not been restated.

The regional analysis presented below is on a continent basis, with separate disclosure for countries that contain 15% or more of the total proved reserve, in accordance with SEC and FASB requirements.

(A)	RESERVE QUANTITY INFORMATION
Crude oil and natural gas reserve estimates are determined through analysis of geological and engineering data which appear, with reasonable certainty, to be economically producable in the future from known oil and natural gas reservoirs under existing economic and operating conditions. The reserve data that we disclosed were all based on the definitions and disclosure guidelines contained in the SEC Final Rule.

For the years ended or before 31 December 2009, we engaged independent third party consulting firms to perform annual estimates for our proved oil and gas reserves except for reserves of investee accounted for by the equity method. In 2010, approximately 10.7% of our total proved reserves were evaluated by us, and the remaining were evaluated by independent third party.

We implemented rigorous internal control system that monitors the entire reserves estimation procedure and certain key metrics in order to ensure that the process and results of reserves estimates fully comply with the relevant SEC rules.

We established the Reserve Management Group, or RMG, which is led by one of our Executive Vice Presidents and comprises the general managers of the relevant departments.

The RMG’s main responsibilities are to:

•	review our reserves policies;
•	review our proved reserves and other categories of reserves; and
•	select our reserves estimators and auditors.

The RMG follows certain procedures to appoint our internal reserves estimators and reserves auditors, who are required to have undergraduate degrees and five years and ten years, respectively, or more of experience related to reserves estimation.

The reserves estimators and auditors are required to be members of China Petroleum Society, or CPS, and are required to take the professional trainings and examinations provided by CPS and the Company.

The RMG delegates its daily operation to our Reserves Office, which is led by our Chief Reserve Supervisor. The Reserves Office is mainly responsible for supervising reserves estimates and auditing. It reports to the RMG periodically and is independent from operating divisions such as the exploration, development and production departments. Our Chief Reserve Supervisor has 28 years’ experience in oil and gas industry.

The Group’s net proved reserves consist of its percentage interest in reserves, comprised of a 100% interest in its independent oil and gas properties and its participating interest in the properties covered under the production sharing contracts in the PRC, less (i) an adjustment for the Group’s share of royalties payable by the Group to the PRC government and the Group’s participating interest in share oil payable to the PRC government under the production sharing contracts, and less (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts as reimbursement for exploration expenses attributable to the Group’s participating interest, and plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

Pursuant to SEC final rule, the Group uses the average, first-day-of-the-month oil price during the 12-month period before the ending date of the period covered by the consolidated financial statements to estimate its proved oil and gas reserves in 2009 and 2010. Year-end prices were used for the estimation in 2008.

The Company determines its net entitlement oil and gas reserves under production sharing contracts using the economic interest method.

Proved developed and undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		North America		South America		Total
	Natural		Natural		Natural		Natural		Natural		Natural		Natural
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)

Consolidated entities
31 December 2007	1,405	4,427	55	1,009	29	760	72	–	–	–	–	–	1,561	6,196
Purchase/(Disposal) of reserves	–	–	–	(134)	–	–	–	–	–	–	–	–	–	(134)
Discoveries and extensions	150	162	–	8	–	–	17	–	–	–	–	–	167	170
Production	(146)	(150)	(7)	(51)	(2)	(38)	–	–	–	–	–	–	(155)	(239)
Revisions of prior estimates	(9)	(223)	17	(32)	(3)	(115)	–	–	–	–	–	–	5	(370)

31 December 2008	1,400	4,216	65	800	24	607	89	–	–	–	–	–	1,578	5,623
Purchase/(Disposal) of reserves	(3)	–	–	–	–	–	–	–	2	46	–	–	(1)	46
Discoveries and extensions	139	319	1	1	–	8	–	–	–	–	–	–	140	328
Production	(162)	(155)	(8)	(51)	(3)	(44)	(13)	–	–	–	–	–	(186)	(250)
Revisions of prior estimates	121	(214)	(4)	333	5	78	15	–	–	–	–	–	137	197

31 December 2009	1,495	4,166	54	1,083	26	649	91	–	2	46	–	–	1,668	5,944
Purchase of reserves	22	–	–	–	–	–	–	–	–	–	202	546	224	546
Discoveries and extensions	178	828	3	120	–	–	75	–	–	–	–	–	256	948
Production	(224)	(226)	(8)	(82)	(2)	(46)	(23)	–	–	–	(6)	(33)	(263)	(387)
Revisions of prior estimates	30	(381)	1	(104)	(3)	(105)	3	–	(1)	(3)	–	–	30	(593)

31 December 2010	1,501	4,387	50	1,017	21	498	146	–	1	43	196	513	1,915	6,458

Enterprise’s share of equity
method investee
31 December 2008	2	23	–	–	–	–	–	–	–	–	–	–	2	23

Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	–	(4)	–	–	–	–	–	–	–	–	–	–	–	(4)
Revisions of prior estimates	–	(2)	–	–	–	–	–	–	–	–	–	–	–	(2)

31 December 2009	2	17	–	–	–	–	–	–	–	–	–	–	2	17
Purchase/(Disposal) of reserves	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries and extensions	–	–	–	–	–	–	–	–	–	–	–	–	–	–
Production	(1)	(4)	–	–	–	–	–	–	–	–	–	–	(1)	(4)
Revisions of prior estimates	–	1	–	–	–	–	–	–	–	–	–	–	–	1

31 December 2010	1	14	–	–	–	–	–	–	–	–	–	–	1	14

Total consolidated and equity
interests in reserves
31 December 2008	1,402	4,239	65	800	24	607	89	–	–	–	–	–	1,580	5,646
31 December 2009	1,497	4,183	54	1,083	26	649	91	–	2	46	–	–	1,670	5,961
31 December 2010	1,502	4,401	50	1,017	21	498	146	–	1	43	196	513	1,916	6,472

Proved developed reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		North America		South America		Total
	Natural		Natural		Natural		Natural		Natural		Natural		Natural
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)

Consolidated entities
31 December 2008	661	1,140	60	220	14	283	–	–	–	–	–	–	735	1,643
31 December 2009	761	1,516	51	487	11	243	77	–	2	46	–	–	902	2,292
31 December 2010	848	1,848	45	397	9	173	57	–	1	43	108	268	1,068	2,729

Enterprise’s share of equity
method investee
31 December 2008	2	23	–	–	–	–	–	–	–	–	–	–	2	23
31 December 2009	2	17	–	–	–	–	–	–	–	–	–	–	2	17
31 December 2010	1	14	–	–	–	–	–	–	–	–	–	–	1	14

Proved undeveloped reserves:

	PRC		Asia (excluding PRC)		Oceania		Africa		North America		South America		Total
	Natural		Natural		Natural		Natural		Natural		Natural		Natural
	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas	Oil	gas
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)

Consolidated entities
31 December 2008	739	3,076	5	580	10	325	89	–	–	–	–	–	843	3,980
31 December 2009	734	2,650	3	596	15	406	14	–	–	–	–	–	766	3,652
31 December 2010	653	2,539	5	620	12	325	89	–	–	–	88	245	847	3,729

Enterprise’s share of equity
method investee
31 December 2008	–	–	–	–	–	–	–	–	–	–	–	–	–	–
31 December 2009	–	–	–	–	–	–	–	–	–	–	–	–	–	–
31 December 2010	–	–	–	–	–	–	–	–	–	–	–	–	–	–

(B)	RESULTS OF OPERATIONS

	2008
		Asia (excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Consolidated entities

Net sales to customers	93,327,439	5,722,549	1,781,345	–	–	–	100,831,333
Operating expenses	(7,628,224)	(1,930,307)	(431,837)	–	–	–	(9,990,368)
Taxes other than income tax	(4,889,272)	–	(260,426)	–	–	–	(5,149,698)
Exploration	(2,600,862)	(473,821)	(211,514)	(123,349)	–	–	(3,409,546)
Accretion expense	(379,227)	–	–	–	–	–	(379,227)
Depreciation, depletion and amortization
(including dismantlement)	(8,792,636)	(1,079,985)	(184,574)	(470)	–	–	(10,057,665)
Special oil gain levy	(16,238,234)	–	–	–	–	–	(16,238,234)

	52,798,984	2,238,436	692,994	(123,819)	–	–	55,606,595

Income tax expenses	(13,199,746)	(1,101,586)	(346,984)	–	–	–	(14,648,316)

Result of operations	39,599,238	1,136,850	346,010	(123,819)	–	–	40,958,279

Enterprise’s share of equity method investee

Result of operations	250,388	–	–	–	–	–	250,388

Total result of operations for producing activities	39,849,626	1,136,850	346,010	(123,819)	–	–	41,208,667

	2009
	Consolidated entities
		Asia (excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	71,337,711	4,513,280	1,736,572	6,193,921	132,895	–	83,914,379
Operating expenses	(9,294,653)	(1,941,572)	(454,734)	(773,293)	(26,111)	–	(12,490,363)
Taxes other than income tax	(3,647,153)	–	(241,488)	–	–	–	(3,888,641)
Exploration	(2,503,688)	(219,130)	(443,985)	(66,880)	–	–	(3,233,683)
Accretion expense	(442,944)	–	–	(23,495)	–	–	(466,439)
Depreciation, depletion and amortization
(including dismantlement)	(11,502,378)	(1,122,729)	(257,021)	(3,034,381)	(26,393)	–	(15,942,902)
Special oil gain levy	(6,357,304)	–	–	–	–	–	(6,357,304)

	37,589,591	1,229,849	339,344	2,295,872	80,391	–	41,535,047

Income tax expenses	(9,397,398)	(576,096)	(117,459)	(1,280,016)	(40,196)	–	(11,411,165)

Result of operations	28,192,193	653,753	221,885	1,015,856	40,195	–	30,123,882

	2009
	Enterprise’s share of equity method investee
		Asia (excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	347,277	–	–	–	–	–	347,277
Operating expenses	(117,802)	–	–	–	–	–	(117,802)
Taxes other than income tax	(12,441)	–	–	–	–	–	(12,441)
Exploration	(24,969)	–	–	–	–	–	(24,969)
Accretion expense	(3,103)	–	–	–	–	–	(3,103)
Depreciation, depletion and amortization
(including dismantlement)	(64,680)	–	–	–	–	–	(64,680)
Special oil gain levy	–	–	–	–	–	–	–

	124,282	–	–	–	–	–	124,282

Income tax expenses	(31,070)	–	–	–	–	–	(31,070)

Result of operations	93,212	–	–	–	–	–	93,212

Total result of operations for producing activities	28,285,405	653,753	221,885	1,015,856	40,195	–	30,217,094

	2010
	Consolidated entities
		Asia (excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	125,444,633	6,190,996	2,054,459	12,251,825	149,566	3,027,191	149,118,670
Operating expenses	(11,735,204)	(2,415,410)	(470,273)	(983,355)	(34,537)	(565,320)	(16,204,099)
Taxes other than income tax	(6,512,697)	–	(332,220)	(256,879)	–	(1,102,247)	(8,204,043)
Exploration	(4,449,641)	(563,901)	–	(468,055)	(13)	(98,254)	(5,579,864)
Accretion expense	(719,314)	(1,980)	–	(32,426)	–	(8,674)	(762,394)
Depreciation, depletion and amortization
(including dismantlement)	(19,920,183)	(1,634,834)	(247,164)	(4,918,904)	(22,303)	(943,707)	(27,687,095)
Special oil gain levy	(17,705,577)	–	–	–	–	–	(17,705,577)

	64,402,017	1,574,871	1,004,802	5,592,206	92,713	308,989	72,975,598

Income tax expenses	(16,100,504)	(959,007)	(301,440)	(1,384,391)	(46,357)	(108,145)	(18,899,844)

Result of operations	48,301,513	615,864	703,362	4,207,815	46,356	200,844	54,075,754

	2010
	Enterprise’s share of equity method investee
		Asia (excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net sales to customers	353,991	–	–	–	–	–	353,991
Operating expenses	(106,664)	–	–	–	–	–	(106,664)
Taxes other than income tax	(20,841)	–	–	–	–	–	(20,841)
Exploration	(83,089)	–	–	–	–	–	(83,089)
Accretion expense	(3,231)	–	–	–	–	–	(3,231)
Depreciation, depletion and amortization
(including dismantlement)	(54,098)	–	–	–	–	–	(54,098)
Special oil gain levy	–	–	–	–	–	–	–

	86,068	–	–	–	–	–	86,068

Income tax expenses	(12,910)	–	–	–	–	–	(12,910)

Result of operations	73,158	–	–	–	–	–	73,158

Total result of operations for producing activities	48,374,671	615,864	703,362	4,207,815	46,356	200,844	54,148,912

(C)	CAPITALIZED COSTS

	2008
		Asia (excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Consolidated entities:

Proved oil and gas properties	143,571,499	20,940,087	2,553,937	24,731,295	–	–	191,796,818
Unproved oil and gas properties	1,982,529	1,071,983	–	8,604,303	–	–	11,658,815
Accumulated depreciation, depletion
and amortization	(56,902,775)	(8,261,424)	(280,936)	–	–	–	(65,445,135)

Net capitalized costs	88,651,253	13,750,646	2,273,001	33,335,598	–	–	138,010,498

Enterprise’s share of equity method investee
Net capitalized costs	539,669	–	–	–	–	–	539,669

	2009
	Consolidated entities
		Asia (excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas properties	177,356,742	23,642,729	2,541,343	34,673,635	940,621	–	239,155,070
Unproved oil and gas properties	3,204,267	1,272,808	–	1,540,966	385,847	–	6,403,888
Accumulated depreciation, depletion
and amortization	(67,695,170)	(9,613,728)	(453,156)	(2,794,531)	(26,379)	–	(80,582,964)

Net capitalized costs	112,865,839	15,301,809	2,088,187	33,420,070	1,300,089	–	164,975,994

	2009
	Enterprise’s share of equity method investee
		Asia (excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas properties	1,848,255	–	–	–	–	–	1,848,255
Unproved oil and gas properties	–	–	–	–	–	–	–
Accumulated depreciation, depletion
and amortization	(1,364,872)	–	–	–	–	–	(1,364,872)

Net capitalized costs	483,383	–	–	–	–	–	483,383

	2010
	Consolidated entities
		Asia (excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas properties	209,914,973	22,735,504	2,464,860	34,672,175	1,314,766	20,220,558	291,322,836
Unproved oil and gas properties	2,961,178	1,456,766	–	2,477,750	15,259,183	6,354,659	28,509,536
Accumulated depreciation, depletion
and amortization	(88,038,779)	(10,695,261)	(601,349)	(7,518,329)	(47,386)	(922,439)	(107,823,543)

Net capitalized costs	124,837,372	13,497,009	1,863,511	29,631,596	16,526,563	25,652,778	212,008,829

	2010
	Enterprise’s share of equity method investee
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Proved oil and gas properties	1,848,255	–	–	–	–	–	1,848,255
Unproved oil and gas properties	–	–	–	–	–	–	–
Accumulated depreciation, depletion
and amortization	(1,418,970)	–	–	–	–	–	(1,418,970)

Net capitalized costs	429,285	–	–	–	–	–	429,285

(D)	COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT

	2008
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Consolidated entities

Acquisition costs:
– Proved	–	–	–	–	–	–	–
– Unproved	–	1,003,702	–	–	–	–	1,003,702
Exploration costs	5,459,087	522,532	250,624	144,187	–	–	6,376,430
Development costs*	22,296,503	2,789,063	–	6,017,465	–	–	31,103,031

Total costs incurred	27,755,590	4,315,297	250,624	6,161,652	–	–	38,483,163

Investee’s cost of property acquisition,
exploration, and development	116,677	–	–	–	–	–	116,677

	2009
	Consolidated entities
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Acquisition costs:
– Proved	–	–	–	–	866,158	–	866,158
– Unproved	–	40,990	–	–	109,673	–	150,663
Exploration costs	5,848,339	520,919	444,268	192,299	278,307	–	7,284,132
Development costs*	32,960,214	1,369,501	–	3,601,335	73,008	–	38,004,058

Total costs incurred	38,808,553	1,931,410	444,268	3,793,634	1,327,146	–	46,305,011

	2009
	Enterprise’s share of equity method investee
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Acquisition costs:
– Proved	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–
Exploration costs	24,969	–	–	–	–	–	24,969
Development costs*	8,394	–	–	–	–	–	8,394

Total costs incurred	33,363	–	–	–	–	–	33,363

	2010
	Consolidated entities
		Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Acquisition costs:
– Proved	3,546,266	–	–	–	–	20,062,282	23,608,548
– Unproved	–	575,909	–	–	14,905,880	6,335,458	21,817,247
Exploration costs	6,538,986	217,058	–	327,226	320,365	117,457	7,521,092
Development costs*	25,573,348	994,215	–	2,212,753	413,653	849,562	30,043,531

Total costs incurred	35,658,600	1,787,182	–	2,539,979	15,639,898	27,364,759	82,990,418

2010
Enterprise’s share of equity method investee
Asia
		(excluding			North	South
	PRC	PRC)	Oceania	Africa	America	America	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Acquisition costs:
– Proved	–	–	–	–	–	–	–
– Unproved	–	–	–	–	–	–	–
Exploration costs	83,089	–	–	–	–	–	83,089
Development costs*	–	–	–	–	–	–	–

Total costs incurred	83,089	–	–	–	–	–	83,089

*	The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

(E)	STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN
In calculating the standardized measure of discounted future net cash flows, year-end constant price and cost assumptions were applied to the Group’s estimated annual future production from proved reserves to determine future cash inflows in 2008.

In 2009 and 2010, pursuant to FASB Topic 932, the average of first-day-of-the-month oil price during the 12-month period before the yearend, were used to estimate annual future production form proved reserves to determine future cash inflows.

Future development costs are estimated based upon constant price assumptions and the assumption of the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying the year-end statutory rate to estimate future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The discount was computed by the application of a 10% discount factor to the estimated future net cash flows.

Management believes that this information does not represent the fair market value of the oil and natural gas reserves or the present value of estimated cash flows since no economic value is attributed to potential reserves, the use of a 10% discount rate is arbitrary, and prices change constantly.

Present value of estimated future net cash flows:

	2008
			Asia
			(excluding			North	South
		PRC	PRC)	Oceania	Africa	America	America	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Consolidated entities
Future cash inflows	(1)	428,460,753	39,055,645	18,412,221	23,122,996	–	–	509,051,615
Future production costs		(135,861,828)	(20,139,037)	(5,192,471)	(8,478,984)	–	–	(169,672,320)
Future development costs	(2)	(96,122,573)	(6,926,997)	(3,993,942)	(4,790,993)	–	–	(111,834,505)
Future income taxes		(31,741,475)	(2,521,318)	(1,852,744)	–	–	–	(36,115,537)

Future net cash flows	(3)	164,734,877	9,468,293	7,373,064	9,853,019	–	–	191,429,253
10% discount factor		(68,489,102)	(4,474,890)	(3,537,828)	(3,650,923)	–	–	(80,152,743)

Standardized measure of discounted
future net cash flows		96,245,775	4,993,403	3,835,236	6,202,096	–	–	111,276,510

Enterprises’ share of equity method investee
Standardized measure of
discounted future net cash flows		696,618	–	–	–	–	–	696,618

Total standardized measure of discounted
future net cash flows		96,942,393	4,993,403	3,835,236	6,202,096	–	–	111,973,128

Present value of estimated future net cash flows:

	2009
	Consolidated entities
			Asia
			(excluding			North	South
		PRC	PRC)	Oceania	Africa	America	America	Total
	NOTE	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	701,601,954	45,538,229	24,518,701	36,435,678	1,166,311	–	809,260,873
Future production costs		(207,539,062)	(18,634,540)	(9,621,104)	(6,341,506)	(348,197)	–	(242,484,409)
Future development costs	(2)	(107,067,740)	(20,036,178)	(4,268,397)	(5,420,061)	(213,368)	–	(137,005,744)
Future income taxes		(74,085,808)	(1,479,611)	(2,350,493)	(4,339,219)	–	–	(82,255,131)

Future net cash flows	(3)	312,909,344	5,387,900	8,278,707	20,334,892	604,746	–	347,515,589
10% discount factor		(112,142,779)	(1,853,805)	(3,826,089)	(3,250,273)	(192,658)	–	(121,265,604)

Standardized measure of
discounted future net cash flows		200,766,565	3,534,095	4,452,618	17,084,619	412,088	–	226,249,985

	2009
	Enterprise’s share of equity method investee
			Asia
			(excluding			North	South
		PRC	PRC)	Oceania	Africa	America	America	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	1,292,021	–	–	–	–	–	1,292,021
Future production costs		(656,468)	–	–	–	–	–	(656,468)
Future development costs	(2)	(156,203)	–	–	–	–	–	(156,203)
Future income taxes		(42,572)	–	–	–	–	–	(42,572)

Future net cash flows	(3)	436,778	–	–	–	–	–	436,778
10% discount factor		(23,447)	–	–	–	–	–	(23,447)

Standardized measure of
discounted future net cash flows		413,331	–	–	–	–	–	413,331

Total standardized measure of discounted
Future net cash flow		201,179,896	3,534,095	4,452,618	17,084,619	412,088	–	226,663,316

Changes in the standardized measure of discounted future net cash flows:

	2010
	Consolidated entities
			Asia
			(excluding			North	South
		PRC	PRC)	Oceania	Africa	America	America	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	934,723,665	51,454,657	21,427,150	75,599,083	1,074,498	54,033,567	1,138,312,620
Future production costs		(315,974,670)	(19,398,498)	(6,900,390)	(25,576,882)	(368,290)	(24,223,935)	(392,442,665)
Future development costs	(2)	(146,786,460)	(14,608,643)	(3,184,115)	(14,084,300)	(82,188)	(671,095)	(179,416,801)
Future income taxes		(91,552,559)	(4,880,212)	(2,498,716)	(3,167,837)	–	(7,229,061)	(109,328,385)

Future net cash flows	(3)	380,409,976	12,567,304	8,843,929	32,770,064	624,020	21,909,476	457,124,769
10% discount factor		(131,875,517)	(4,818,631)	(3,437,611)	(11,786,980)	(149,350)	(11,795,411)	(163,863,500)

Standardized measure of
discounted future net cash flows		248,534,459	7,748,673	5,406,318	20,983,084	474,670	10,114,065	293,261,269

	2010
	Enterprise’s share of equity method investee
			Asia
			(excluding			North	South
		PRC	PRC)	Oceania	Africa	America	America	Total
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Future cash inflows	(1)	1,339,079	–	–	–	–	–	1,339,079
Future production costs		(544,979)	–	–	–	–	–	(544,979)
Future development costs	(2)	(167,487)	–	–	–	–	–	(167,487)
Future income taxes		(82,277)	–	–	–	–	–	(82,277)

Future net cash flows	(3)	544,336	–	–	–	–	–	544,336
10% discount factor		(38,077)	–	–	–	–	–	(38,077)

Standardized measure of
discounted future net cash flows		506,259	–	–	–	–	–	506,259

Total standardized measure of
discounted future net cash flow		249,040,718	7,748,673	5,406,318	20,983,084	474,670	10,114,065	293,767,528

(1)
Future cash flows consist of the Group’s 100% interest in the independent oil and gas properties and the Group’s participating interest in the properties under production sharing contracts in the PRC less (i) an adjustment for the royalties payable to the PRC government and share oil payable to the PRC government under production sharing contracts and (ii) an adjustment for production allocable to foreign partners under the PRC production sharing contracts for exploration costs attributable to the Group’s participating interest, plus the participating interest in the properties covered under the production sharing contracts in oversea countries, less adjustments, if any, of share oil attributable to the host government and the domestic market obligation.

(2)	Future development costs include the estimated costs of drilling future development wells and building the production platforms.

(3)	Future net cash flows have been prepared taking into consideration estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.

Changes in the standardized measure of discounted future net cash flows:

2008
Consolidated
RMB’000

Standardized measure, beginning of year	313,926,334
Sales of production, net of royalties and production costs	(85,926,542)
Net change in prices, net of royalties and production costs	(180,109,420)
Extensions discoveries and improved recovery, net of related future costs	16,211,871
Change in estimated future development costs	(20,618,379)
Development costs incurred during the year	28,181,961
Revisions in quantity estimates	(4,466,372)
Accretion of discount	38,268,027
Net change in income taxes	68,114,626
Purchase/(Disposal) of properties	(1,142,744)
Changes in timing and other	(61,162,852)

Standardized measure, end of year	111,276,510

	2009
			Consolidated
			entities and
			equity share
		Equity share of	of equity
	Consolidated	equity method	method
	entities	investee	investee
	RMB’000	RMB’000	RMB’000

Standardized measure, beginning of year	111,276,510	696,618	111,973,128
Sales of production, net of royalties and production costs	(67,776,863)	(214,637)	(67,991,500)
Net change in prices, net of royalties and production costs	142,949,041	(130,989)	142,818,052
Extensions discoveries and improved recovery,
net of related future costs	28,003,616	–	28,003,616
Change in estimated future development costs	(39,191,345)	(58,962)	(39,250,307)
Development costs incurred during the year	34,950,769	54,113	35,004,882
Revisions in quantity estimates	20,810,699	(67,297)	20,743,402
Accretion of discount	13,199,108	81,539	13,280,647
Net change in income taxes	(32,595,979)	79,138	(32,516,841)
Purchase of properties	267,801	–	267,801
Changes in timing and other	14,356,628	(26,192)	14,330,436

Standardized measure, end of year	226,249,985	413,331	226,663,316

	2010
			Consolidated
			entities and
			equity share
		Equity share of	of equity
	Consolidated	equity method	method
	entities	investee	investee
	RMB’000	RMB’000	RMB’000

Standardized measure, beginning of year	226,249,985	413,331	226,663,316
Sales of production, net of royalties and production costs	(124,710,528)	(234,053)	(124,944,581)
Net change in prices, net of royalties and production costs	115,643,704	317,208	115,960,912
Extensions discoveries and improved recovery,
net of related future costs	75,809,374	–	75,809,374
Change in estimated future development costs	(46,375,694)	(14,866)	(46,390,560)
Development costs incurred during the year	25,836,856	–	25,836,856
Revisions in quantity estimates	(8,599,175)	65,718	(8,533,457)
Accretion of discount	27,124,800	43,997	27,168,797
Net change in income taxes	(17,909,175)	(37,448)	(17,946,623)
Purchase of properties	18,281,756	–	18,281,756
Changes in timing and other	1,909,366	(47,628)	1,861,738

Standardized measure, end of year	293,261,269	506,259	293,767,528

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 27 May 2011, at 3:00 p.m. at Island Shangri-La Hong Kong, Two Pacific Place, Supreme Court Road Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2010.

2.	To declare a final dividend for the year ended 31 December 2010.

3.	To re-elect the following retiring Directors as Directors of the Company and to authorise the Board of Directors to fix the remuneration of each of the Directors.

The Directors to be re-elected are as follows:

Fu Chengyu
Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a master degree in petroleum engineering from the University of Southern California in the United States. He has over 31 years of experience in the oil industry in China. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined CNOOC in 1982 and served as the Chinese Deputy Chief Representative, Chief Representative, Secretary to the Management Committees and Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip, and later as the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, Vice President of Phillips Asia Inc., General Manager of the Xijiang Development Project, General Manager of CNOOC Nanhai East Corporation and Vice President of CNOOC. Subsequently, he became Executive Vice President, President and Chief Operating Officer of the Company in 2001. From September 2002 to August 2010, he served as Chairman of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC. Mr. Fu served as Chief Executive Officer of the Company from October 2003 to September 2010, the Chairman of the Board of Directors of CNOOC China Limited from October 2003 to September 2010 and Chairman of the Board of Directors of CNOOC International Limited from August 1999 to September 2010, both being subsidiaries of the Company. Mr. Fu was appointed as Chairman of the Board of the Company on October 2003. He became the President of CNOOC in October 2003. He also serves as Chairman of CNOOC Finance Corporation Limited and Zhonghai Trust Co. Ltd., Mr. Fu is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 16 September 2010.

Save as aforesaid, Mr. Fu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 26,973,000 share options in the Company, Mr. Fu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Fu, Mr. Fu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Fu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Fu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Fu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Li Fanrong
Born in 1963, Mr. Li is a senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for more than 27 years. He joined CNOOC in 1984. From 1984 to 1989, he was a Petroleum Engineer in Nanhai East Oil Corporation of CNOOC. From 1989 to 2001, he worked as Offshore Platform Supervisor in Huizhou Oil Field for ACT (AGIP-Chevron-Texaco) Operators Group, later as Production Manager in Liuhua Oil Field Joint Operating Group with Amoco Orient Company, and Assistant to President of CNOOC China Limited Shenzhen Branch and Managing Director of Lufeng 22-1 Oil Field Joint Operating Group with Statoil (Orient) Inc. From January 2002 to November 2005, Mr. Li worked as Vice President of CNOOC China Limited Shenzhen Branch and Chief Representative of Joint Management Committee in CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From November 2005 to February 2007, he worked as General Manager of Development and Production Department of the Company. From February 2007 to January 2009, he worked as President of CNOOC China Limited Shenzhen Branch. From January 2009 to April 2010, he was appointed as an Assistant President of CNOOC. Mr. Li serves as President of CNOOC Energy Technology & Services Limited since February 2009, and serves as Vice President of CNOOC since May 2010. Mr. Li was appointed as President of the Company with effect from 16 September 2010. He also serves as a Director of CNOOC China Limited and CNOOC International Limited and Chairman and Director of CNOOC Southeast Asia Limited and CNOOC Deepwater Development Limited, all being subsidiaries of the Company. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010.

Save as aforesaid, Mr. Li does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Li has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Li, Mr. Li’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax), an annual salary of HK$2,864,100 (before deduction of Hong Kong tax), plus performance-based bonuses and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Li was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Li’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Li is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Lawrence J. Lau
Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006. From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. He is also concurrently Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 160 articles and notes in professional journals. A member of the 11th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Population, Resources and Environment. Professor Lau also serves as a non-official member of the HKSAR Government’s Executive Council, as a member of the Commission on Strategic Development, the Exchange Fund Advisory Committee and its Currency Board and Governance Sub-Committees, the Greater Pearl River Delta Business Council and the Honours Committee, 2011 Non-Official Justices of the Peace (JP) Selection Committee and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as Chairman of CIC International (Hong Kong) Co., Limited, as Vice-Chairman of the Board of Directors of CITIC Capital Holdings Limited in Hong Kong, as an Independent Non-executive Director of Far EasTone Telecommunications Company Limited and Shin Kong Life Insurance Company Limited in Taiwan, and as a member of the Board of Directors of Precoad, Inc. in the United States of America. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Mr. Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lau has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Lau. Mr. Lau’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Lau was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lau is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Wang Tao
Born in 1931, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his deputy doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council and the Chairman of Chinese-Saudi Arabia Friendship Association. He also serves as adjunct professor and/or doctoral advisor in several institutions, including China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than 50 years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang is the Honorary Chairman and an Executive Director of Sino Union Petroleum & Chemical International Limited, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company with effect from 29 May 2008.

Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Wang. Mr. Wang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wang was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) — 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-appoint the Company’s independent Auditors and to authorise the Board of Directors to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and The Stock Exchange for this purpose (“Recognized Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognized Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognized regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 7 April 2011

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong.

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Directors. The Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to allot, issue and deal with shares to be given to the Directors. The Directors wish to state that they have no immediate plans to allot or issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Directors to allot and issue shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll.

9.
The register of members of the Company will be closed from 20 May 2011 (Friday) to 27 May 2011 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends and to attend the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 19 May 2011 (Thursday).

Glossary

API
The America Petroleum Institute’s scale for specific gravity for liquid hydrocarbons, measured in degrees.

Appraisal well
An exploratory well drilled for the purpose of evaluating the commerciality of a geological trap in which petroleum has been discovered.

Upstream business
Oil and gas exploration, development, production and sales

FPSO
Floating, Production, Storage and Offloading vessel

LNG
Liquefied Natural Gas

Proved Reserves
Estimates of oil, gas and NGL quantities thought to be recoverable from known reservoirs under existing economic and operating conditions.

PSC
Production sharing contract

Reserve replacement ratio
For a given year, total additions to proved reserves divided by production during the year

Wildcat
A well drilled on any rock formation for the purpose of searching for petroleum accumulations in an area or rock formation that has no known reserves or previous discoveries

VOLUME ACRONYMS

Bbl
Barrel

Bcf
Billion cubic feet

BOE
Barrels-of-oil-equivalent

Mbbls
Thousand barrels

Mboe
Thousand barrels of equivalent

Mcf
Thousand cubic feet

Mmboe
Million barrels-of-oil equivalent

Mmbbls
Million barrels

Mmcf
Million cubic feet

Note:
In calculating barrels-of-oil equivalent, or BOE, for reserves, we have assumed that 6,000 cubic feet of natural gas equals one BOE, with the exception of natural gas from South America which we have assumed that 5,800 cubic feet of natural gas equals one BOE. For production, we have used actual thermal unit of each oil and gas field for such conversion purpose.

Company Information

Board of Directors:

Executive Directors
Yang Hua	Vice Chairman & CEO
Li Fanrong	President
Wu Guangqi	Compliance Officer

Non-executive Directors
Fu Chengyu                  Chairman
Zhou Shouwei
Wu Zhenfang

Independent Non-executive Directors
Edgar W. K. Cheng
Chiu Sung Hong
Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Audit Committee
Tse Hau Yin, Aloysius (Chairman and Financial Expert)
Chiu Sung Hong
Lawrence J. Lau

Nomination Committee
Zhou Shouwei (Chairman)
Edgar W. K. Cheng
Lawrence J. Lau
Wang Tao

Remuneration Committee
Chiu Sung Hong (Chairman)
Tse Hau Yin, Aloysius
Wu Zhenfang

Other Members of the Senior Management
Yuan Guangyu	Executive Vice President
Zhu Weilin	Executive Vice President
Zhao Liguo	General Counsel
Chen Bi	Executive Vice President
Chen Wei	Senior Vice President
Zhang Guohua	Senior Vice President
Fang Zhi	Vice President
Zhong Hua	Chief Financial Officer

Joint Company Secretary
Jiang Yongzhi
Tsue Sik Yu, May

Principal Bankers:
Bank of China (Hong Kong) Limited
The Hong Kong and Shanghai Banking Corporation Limited
Citi Bank, N.A.
Bank of China
Industrial and Commercial Bank of China
China CITIC Bank
China Construction Bank

Hong Kong Share Registrar:
Hong Kong Registrars Limited
Shops 1712-1716, 17th Floor
Hopewell Center
183 Queen’s Road East
Wan Chai
Hong Kong

ADS Depositary:
JPMorgan Chase Bank, N.A.
4 New York Plaza, 13th Floor
New York, NY 10004
United States of America

Symbol and stock code:
NYSE: CEO
HKSE: 00883

Investor Relations:
Tel: (8610) 8452 1417
Fax: (8610) 8452 1441
E-mail: caoyan@cnooc.com.cn

Media/Public Relations:
Tel: (8610) 8452 2973
Fax: (8610) 8452 1441
E-mail: dingjch@cnooc.com.cn

Registered Office:
65/F, Bank of China Tower, 1 Garden Road, Hong Kong
Tel: (852) 2213 2500
Fax: (852) 2525 9322

Beijing Office:
CNOOC Tower, No.25 Chaoyangmen Beidajie,
Beijing, China
Zip Code: 100010
Website: www.cnoocltd.com

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 27 May 2011, at 3:00 p.m. at Island Shangri-La Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2010.

2.	To declare a final dividend for the year ended 31 December 2010.

3.	To re-elect the following retiring Directors as Directors of the Company and to authorise the Board of Directors to fix the remuneration of each of the Directors.

The Directors to be re-elected are as follows:

Fu Chengyu
Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a master degree in petroleum engineering from the University of Southern California in the United States. He has over 31 years of experience in the oil industry in the China. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined CNOOC in 1982 and served as the Chinese Deputy Chief Representative, Chief Representative, Secretary to the Management Committees and Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip, and later as the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, Vice President of Phillips Asia Inc., General Manager of the Xijiang Development Project, General Manager of CNOOC Nanhai East Corporation and Vice President of CNOOC. Subsequently, he became Executive Vice President, President and Chief Operating Officer of the Company in 2001. From September 2002 to August 2010, he served as Chairman of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC.  Mr. Fu served as Chief Executive Officer of the Company from October 2003 to September 2010, the Chairman of the Board of Directors of CNOOC China Limited from October 2003 to September 2010 and Chairman of the Board of Directors of CNOOC International Limited from August 1999 to September 2010, both being subsidiaries of the Company. Mr. Fu was appointed as Chairman of the Board of the Company on October 2003. He became the President of CNOOC in October 2003. He also serves as Chairman of CNOOC Finance Corporation Limited and Zhonghai Trust Co. Ltd. Mr. Fu is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 16 September 2010.

Save as aforesaid, Mr. Fu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 26,973,000 share options in the Company, Mr. Fu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Fu, Mr. Fu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Fu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Fu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Fu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Li Fanrong
Born in 1963, Mr. Li is a senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for more than 27 years. He joined CNOOC in 1984. From 1984 to 1989, he was a Petroleum Engineer in Nanhai East Oil Corporation of CNOOC. From 1989 to 2001, he worked as Offshore Platform Supervisor in Huizhou Oil Field for ACT (AGIP-Chevron-Texaco) Operators Group, later as Production Manager in Liuhua Oil Field Joint Operating Group with Amoco Orient Company, and Assistant to President of CNOOC China Limited Shenzhen Branch and Managing Director of Lufeng 22-1 Oil Field Joint Operating Group with Statoil (Orient) Inc. From January 2002 to November 2005, Mr. Li worked as Vice President of CNOOC China Limited Shenzhen Branch and Chief Representative of Joint Management Committee in CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From November 2005 to February 2007, he worked as General Manager of Development and Production Department of the Company. From February 2007 to January 2009, he worked as President of CNOOC China Limited Shenzhen Branch. From January 2009 to April 2010, he was appointed as an Assistant President of CNOOC. Mr. Li serves as President of CNOOC Energy Technology & Services Limited since February 2009, and serves as Vice President of CNOOC since May 2010. Mr. Li was appointed as President of the Company with effect from 16 September 2010. He also serves as a Director of CNOOC China Limited and CNOOC International Limited and Chairman and Director of CNOOC Southeast Asia Limited and CNOOC Deepwater Development Limited, all being subsidiaries of the Company. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010.

Save as aforesaid, Mr. Li does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Li has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Li, Mr. Li’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax)., an annual salary of HK$2,864,100 (before deduction of Hong Kong tax), plus performance-based bonuses and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Li was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Li’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Li is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Lawrence J. Lau
Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006.  From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. He is also concurrently Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 160 articles and notes in professional journals. A member of the 11th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Population, Resources and Environment. Professor Lau also serves as a non-official member of the HKSAR Government’s Executive Council, as a member of the Commission on Strategic Development, the Exchange Fund Advisory Committee and its Currency Board and Governance Sub-Committees, the Greater Pearl River Delta Business Council and the Honours Committee, 2011 Non-Official Justices of the Peace (JP) Selection Committee and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as Chairman of CIC International (Hong Kong) Co., Limited, as Vice-Chairman of the Board of Directors of CITIC Capital Holdings Limited in Hong Kong, as an Independent Non-executive Director of Far EasTone Telecommunications Company Limited and Shin Kong Life Insurance Company Limited in Taiwan, and as a member of the Board of Directors of Precoad, Inc. in the United States of America. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Mr. Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lau has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Lau. Mr. Lau’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Lau was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lau is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Wang Tao
Born in 1931, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his deputy doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council and the Chairman of Chinese-Saudi Arabia Friendship Association. He also serves as adjunct professor and/or doctoral advisor in several institutions, including China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than 50 years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang is the Honorary Chairman and an Executive Director of Sino Union Petroleum & Chemical International Limited, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company with effect from May 29, 2008.

Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Wang. Mr. Wang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wang was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-appoint the Company’s independent Auditors and to authorise the Board of Directors to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and The Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognised Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 7 April 2011

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Directors. The Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to allot, issue and deal with shares to be given to the Directors. The Directors wish to state that they have no immediate plans to allot or issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Directors to allot and issue shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll.

9.
The register of members of the Company will be closed from 20 May 2011 (Friday) to 27 May 2011 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends and to attend the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 19 May 2011 (Thursday).

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Yang Hua (Vice Chairman)	Edgar W. K. Cheng
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Non-executive Directors
Fu Chengyu (Chairman)
Zhou Shouwei
Wu Zhenfan

Exhibit 99.3

IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

EXPLANATORY STATEMENT RELATING TO
GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
AND
RE-ELECTION OF DIRECTORS

A notice convening an annual general meeting of CNOOC Limited (the "Company") to be held on 27 May 2011 at 3:00 p.m. at Island Shangri-La Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong is set out on pages 129 to 134 of the annual report of the Company for the year ended 31 December 2010 and also in Appendix II to this circular. Whether or not you intend to attend such meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible, and in any event not less than 36 hours before the time appointed for holding such meeting.  Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjournment if they so wish.

7 April 2011

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Executive Directors
Yang Hua (Vice Chairman)
Li Fanrong
Wu Guangqi

Non-executive Directors
Fu Chengyu (Chairman)
Zhou Shouwei
Wu Zhenfang

Independent Non-executive Directors
Edgar W. K. Cheng
Chiu Sung Hong
Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Registered office: 65th Floor, Bank of China Tower 1 Garden Road Central Hong Kong
7 April 2011

To the Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT RELATING TO
GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
AND
RE-ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this document is to provide you with information in connection with the proposed ordinary resolutions set out as items A3, B1, B2 and B3 of the notice of annual general meeting for the approval of renewal of the general mandates for issue of securities and repurchase of Shares, re-election of retiring directors at the annual general meeting of the Company to be held at Island Shangri-La Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 27 May 2011 at 3:00 p.m. (the "Annual General Meeting"). References in this document to "Shares" are to share(s) of all classes in the issued share capital of the Company.

LETTER FROM THE BOARD

GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 20 May 2010, ordinary resolutions were passed granting general mandates to the directors of the Company (the "Directors"), inter alia, (i) to repurchase Shares the aggregate nominal amount of which in the capital of the Company not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue as at 20 May 2010; and (ii) to allot, issue and deal with additional Shares the aggregate nominal amount of which in the capital of the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at 20 May 2010; and (iii) to allot, issue and deal with such number of Shares the aggregate nominal amount in the capital of the Company of which not exceeding the aggregate number of Shares repurchased, which shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at 20 May 2010 (collectively referred to as the "Existing General Mandates").

The Existing General Mandates will lapse at the conclusion of the Annual General Meeting. Accordingly, new general mandates to issue securities and to repurchase Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, at the date hereof, have no immediate plans to repurchase any existing Shares or to issue any new securities pursuant to the relevant mandates.

In relation to the general mandate for the issuance and allotment of Shares ("Share Issue Mandate"), on 1 April 2011, being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document (the "Latest Practicable Date"), 44,669,199,984 Shares were in issue and fully paid.  Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company's issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Issue Mandate, the maximum number of Shares that may be issued by the Company will be 8,933,839,997 Shares.

The explanatory statement, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") to be sent to the shareholders of the Company (the "Shareholders") in connection with the proposed general mandates to issue securities and repurchase Shares, is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

RE-ELECTION OF DIRECTORS

Pursuant to Article 97 and Article 101 of the articles of association of the Company, Messrs. Fu Chengyu, Li Fanrong, Lawrence J. Lau and Wang Tao will retire from office at the Annual General Meeting and, being eligible for re-election, Messrs. Fu Chengyu, Li Fanrong, Lawrence J. Lau and Wang Tao have been recommended by the board of directors of the Company (the "Board") and have offered themselves for re-election.

LETTER FROM THE BOARD

Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting is set out on pages 129 to 134 of the annual report of the Company for the year ended 31 December 2010 and also in Appendix II to this circular.

There is no Shareholder who is materially interested in the proposed resolutions regarding the general mandates to issue securities and repurchase Shares, and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

Pursuant to Rule 13.39(4) of the Listing Rules, at any general meeting of the Company, a resolution put to the vote of the meeting shall be taken by poll.

A form of proxy for use at the Annual General Meeting is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong in accordance with the instructions printed on it not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

RECOMMENDATION

The Directors believe that the granting of the general mandates to issue securities and repurchase Shares and the re-election of the said Directors are in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully, For and on behalf of the Board CNOOC Limited Fu Chengyu Chairman

APPENDIX I        EXPLANATORY NOTES TO REPURCHASE MANDATE

The following is the explanatory notes required to be sent to the Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase Shares and also constitutes the memorandum required under section 49BA of the Companies Ordinance.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed to give the Directors a general and unconditional mandate (the "Repurchase Mandate") to exercise all the powers of the Company to repurchase on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") the issued and fully paid Shares. Under the Repurchase Mandate, the number of Shares that the Company may repurchase shall not exceed 10% of the issued share capital of the Company as at the date of passing the resolution.

Shareholders should note that the Repurchase Mandate covers purchases made only during the period ending on the earliest of the date of the next annual general meeting of the Company, the date by which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held and the date upon which such authority is revoked or varied.

SHARE CAPITAL

As at the Latest Practicable Date, 44,669,199,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company's issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Repurchase Mandate, the maximum number of Shares that may be repurchased by the Company pursuant to the Repurchase Mandate will be 4,466,919,998 Shares.

DIRECTORS AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of their respective associates (as defined under the Listing Rules) has a present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries.

No persons who are connected persons (as defined under the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Company is authorised to make purchases of Shares, on the Stock Exchange.

DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and all applicable laws of Hong Kong.

APPENDIX I        EXPLANATORY NOTES TO REPURCHASE MANDATE

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a repurchase of Shares by the Company, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited ("CNOOC BVI"), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance as having an interest in 28,772,727,268 Shares, representing approximately 64.41% of the issued share capital of the Company as at that date. CNOOC BVI is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Ltd. ("OOGC"), which is in turn a wholly owned subsidiary of China National Offshore Oil Corporation ("CNOOC"). Accordingly, CNOOC BVI's interests are recorded as the interests of OOGC and CNOOC. OOGC also has a direct interest in 5 Shares. If the Repurchase Mandate is exercised in full, CNOOC BVI, OOGC and CNOOC will be regarded as being interested in approximately 71.57% of the reduced issued share capital of the Company. Regardless of such increase in shareholding, none of CNOOC BVI, OOGC or CNOOC would become obliged to make a mandatory offer for all securities not already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

The Directors do not have a present intention to exercise the Repurchase Mandate to such extent, causing the public float of the securities of the Company to fall below 25%.

LISTING RULES FOR REPURCHASE OF SHARES

Reasons for Repurchase

The Directors consider that the Repurchase Mandate will provide the Company with the flexibility to make such repurchases when appropriate and beneficial to the Company and its Shareholders. Such purchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

Repurchases must be made from internal resources, borrowings and/or other funds legally available for the purpose in accordance with the Company's Memorandum and Articles, the Listing Rules and applicable laws and regulations in Hong Kong.

APPENDIX I        EXPLANATORY NOTES TO REPURCHASE MANDATE

On the basis of the consolidated financial position of the Company as at 31 December 2010 (being the date to which the latest published audited financial statements of the Company have been made up) and in particular the working capital position and gearing ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the proposed repurchases were to be carried out in full at any time during the proposed repurchase period. No repurchase would be made in circumstances that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such purchases were in the best interests of the Company and its Shareholders as a whole.

SHARE REPURCHASE MADE BY THE COMPANY

The Company has not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

GENERAL

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest closing prices for Shares on the Stock Exchange were as follows:

	Price Per Share
Month	Highest	Lowest
	HK$	HK$

2010
April	14.06	13.08
May	13.88	11.58
June	13.86	12.04
July	13.14	12.26
August	13.52	12.76
September	15.08	13.22
October	16.80	15.76
November	18.02	16.48
December	18.48	17.00

2011
January	19.40	17.20
February	17.80	16.12
March	19.60	17.24
April (up to the Latest Practicable Date)	20.50	20.50

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders of CNOOC Limited (the “Company”) will be held on 27 May 2011, at 3:00 p.m. at Island Shangri-La Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong, for the following purposes:

A.	As ordinary business, to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2010.

2.	To declare a final dividend for the year ended 31 December 2010.

3.	To re-elect the following retiring Directors as Directors of the Company and to authorise the Board of Directors to fix the remuneration of each of the Directors.

The Directors to be re-elected are as follows:

Fu Chengyu
Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a master degree in petroleum engineering from the University of Southern California in the United States. He has over 31 years of experience in the oil industry in the China. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined CNOOC in 1982 and served as the Chinese Deputy Chief Representative, Chief Representative, Secretary to the Management Committees and Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip, and later as the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC, Vice President of Phillips Asia Inc., General Manager of the Xijiang Development Project, General Manager of CNOOC Nanhai East Corporation and Vice President of CNOOC. Subsequently, he became Executive Vice President, President and Chief Operating Officer of the Company in 2001. From September 2002 to August 2010, he served as Chairman of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, a subsidiary of CNOOC.  Mr. Fu served as Chief Executive Officer of the Company from October 2003 to September 2010, the Chairman of the Board of Directors of CNOOC China Limited from October 2003 to September 2010 and Chairman of the Board of Directors of CNOOC International Limited from August 1999 to September 2010, both being subsidiaries of the Company. Mr. Fu was appointed as Chairman of the Board of the Company on October 2003. He became the President of CNOOC in October 2003. He also serves as Chairman of CNOOC Finance Corporation Limited and Zhonghai Trust Co. Ltd. Mr. Fu is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999 and was re-designated from Executive Director to Non-executive Director with effect from 16 September 2010.

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

Save as aforesaid, Mr. Fu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 26,973,000 share options in the Company, Mr. Fu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Fu, Mr. Fu’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Fu was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Fu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Fu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Li Fanrong
Born in 1963, Mr. Li is a senior engineer. He obtained a B.S. degree majoring in oil production from Jiang Han Petroleum Institute in China in 1984, and received an MBA degree from the Business School of Cardiff University in United Kingdom in July 2003. Mr. Li has been working in the oil and gas industry in China for more than 27 years. He joined CNOOC in 1984. From 1984 to 1989, he was a Petroleum Engineer in Nanhai East Oil Corporation of CNOOC. From 1989 to 2001, he worked as Offshore Platform Supervisor in Huizhou Oil Field for ACT (AGIP-Chevron-Texaco) Operators Group, later as Production Manager in Liuhua Oil Field Joint Operating Group with Amoco Orient Company, and Assistant to President of CNOOC China Limited Shenzhen Branch and Managing Director of Lufeng 22-1 Oil Field Joint Operating Group with Statoil (Orient) Inc. From January 2002 to November 2005, Mr. Li worked as Vice President of CNOOC China Limited Shenzhen Branch and Chief Representative of Joint Management Committee in CACT (CNOOC-AGIP-Chevron-Texaco) Operators Group. From November 2005 to February 2007, he worked as General Manager of Development and Production Department of the Company. From February 2007 to January 2009, he worked as President of CNOOC China Limited Shenzhen Branch. From January 2009 to April 2010, he was appointed as an Assistant President of CNOOC. Mr. Li serves as President of CNOOC Energy Technology & Services Limited since February 2009, and serves as Vice President of CNOOC since May 2010. Mr. Li was appointed as President of the Company with effect from 16 September 2010. He also serves as a Director of CNOOC China Limited and CNOOC International Limited and Chairman and Director of CNOOC Southeast Asia Limited and CNOOC Deepwater Development Limited, all being subsidiaries of the Company. Mr. Li was appointed as a Non-executive Director of the Company with effect from 24 May 2010 and was re-designated from Non-executive Director to Executive Director with effect from 16 September 2010.

Save as aforesaid, Mr. Li does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Li has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

Under the service agreement between the Company and Mr. Li, Mr. Li’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax)., an annual salary of HK$2,864,100 (before deduction of Hong Kong tax), plus performance-based bonuses and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Li was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Li’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the shareholders of the Company, subject to three months’ notice of termination by either party. Mr. Li is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Lawrence J. Lau
Born in 1944, Professor Lau graduated with a B.S. (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976, the first Kwoh-Ting Li Professor in Economic Development in 1992, and Kwoh-Ting Li Professor in Economic Development, Emeritus in 2006.  From 2004 to 2010, Professor Lau served as Vice-chancellor (President) of The Chinese University of Hong Kong. He is also concurrently Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 160 articles and notes in professional journals. A member of the 11th National Committee of the Chinese People’s Political Consultative Conference and a Vice-Chairman of its Subcommittee of Population, Resources and Environment. Professor Lau also serves as a non-official member of the HKSAR Government’s Executive Council, as a member of the Commission on Strategic Development, the Exchange Fund Advisory Committee and its Currency Board and Governance Sub-Committees, the Greater Pearl River Delta Business Council and the Honours Committee, 2011 Non-Official Justices of the Peace (JP) Selection Committee and as an adviser to the Hong Kong-Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. He currently serves as Chairman of CIC International (Hong Kong) Co., Limited, as Vice-Chairman of the Board of Directors of CITIC Capital Holdings Limited in Hong Kong, as an Independent Non-executive Director of Far EasTone Telecommunications Company Limited and Shin Kong Life Insurance Company Limited in Taiwan, and as a member of the Board of Directors of Precoad, Inc. in the United States of America. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Mr. Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Lau has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Lau. Mr. Lau’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Lau was determined by the Board with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Lau is subject to the retirement provisions in the Articles of the Company.

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Wang Tao
Born in 1931, Mr. Wang studied at the Moscow Institute of Oil in the former Soviet Union from 1954 to 1963, where he obtained his deputy doctoral degree in Geological Mineralogy. Mr. Wang is the Chairman of the Chinese National Committee for World Petroleum Council and the Chairman of Chinese-Saudi Arabia Friendship Association. He also serves as adjunct professor and/or doctoral advisor in several institutions, including China University of Petroleum. Mr. Wang has been working in the oil and gas sector for more than 50 years, and served as the Chief Geologist in Beijing Research Institute of Petroleum Science, the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau and the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in the Command Office of South China Sea Oil Exploration. He became the General Manager of CNOOC Nanhai East Corporation in June 1983, the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry in June 1985 and the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation in May 1988 successively. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress and the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang is the Honorary Chairman and an Executive Director of Sino Union Petroleum & Chemical International Limited, a company listed on The Stock Exchange of Hong Kong Limited. Mr. Wang was appointed as Independent Non-executive Director of the Company with effect from May 29, 2008.

Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Wang. Mr. Wang’s emoluments comprise an annual director’s fee of HK$950,000 (before deduction of Hong Kong tax) and he is an eligible person under the Company’s share option schemes. The emolument of Mr. Wang was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

4.	To re-appoint the Company’s independent Auditors and to authorise the Board of Directors to fix their remuneration.

B.	As special business, to consider and, if thought fit, pass with or without amendments, the following resolutions as ordinary resolutions:

1.	“THAT:

(a)
subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and The Stock Exchange for this purpose (“Recognised Stock Exchange”), subject to and in accordance with all applicable laws, rules and regulations and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”), or of any other Recognised Stock Exchange and the articles of association (the “Articles”) of the Company, be and is hereby generally and unconditionally approved;

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

(b)
the aggregate nominal amount of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

2.	“THAT:

(a)
subject to the following provisions of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)
the approval in paragraph (a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options (including bonds, notes, warrants, debentures and securities convertible into shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c)
the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted, issued or dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as hereinafter defined);

(ii)
an issue of shares pursuant to any specific authority granted by shareholders of the Company in general meeting, including upon the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any bonds, notes, debentures or securities convertible into shares of the Company;

(iii)	an issue of shares pursuant to the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted by the Company and/or any of its subsidiaries;

(iv)	any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of the Company; or

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

(v)
any adjustment, after the date of grant or issue of any options, rights to subscribe or other securities referred to above, in the price at which shares in the Company shall be subscribed, and/or in the number of shares in the Company which shall be subscribed, on exercise of relevant rights under such options, warrants or other securities, such adjustment being made in accordance with, or as contemplated by, the terms of such options, rights to subscribe or other securities, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held; and

(iii)	the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors made to holders of shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in or in any territory outside Hong Kong).”

3.
“THAT subject to the passing of the resolutions numbered B1 and B2 as set out in the notice convening this meeting, the general mandate granted to the Directors to allot, issue and deal with additional shares of the Company pursuant to resolution numbered B2 set out in this notice be and is hereby extended by the addition to it of an amount representing the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and since the granting to the Company of the general mandate to repurchase shares in accordance with resolution numbered B1 set out in this notice, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution.”

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 7 April 2011

Registered office:
65th Floor,
Bank of China Tower,
1 Garden Road,
Hong Kong

APPENDIX II                           NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.
Every member entitled to attend and vote at the above meeting (or at any adjournment thereof) is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

2.
In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon, together with the power of attorney or other authority (if any) under which it is signed, or a copy of such authority notarially certified, must be completed and returned to the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Hong Kong not less than 36 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be).

3.
Completion and return of the form of proxy will not preclude a shareholder from attending and voting at the meeting or any adjournment thereof if the shareholder so desires and, in such event, the relevant form of proxy shall be deemed to be revoked.

4.
Where there are joint registered holders of any share of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint registered holders be present at the meeting personally or by proxy, then the registered holder so present whose name stands first on the register of members of the Company in respect of such share will alone be entitled to vote in respect thereof.

5.
With respect to resolution numbered B1, approval is being sought from shareholders for a general mandate to repurchase shares to be given to the Directors. The Directors wish to state that they have no immediate plans to repurchase any existing shares. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Listing Rules, is set out in a separate letter from the Company.

6.
With respect to resolution numbered B2, approval is being sought from shareholders for a general mandate to allot, issue and deal with shares to be given to the Directors. The Directors wish to state that they have no immediate plans to allot or issue any new shares of the Company. Approval is being sought from the shareholders as a general mandate for the purpose of Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules.

7.
With respect to resolution numbered B3, approval is being sought from shareholders for an extension of the general mandate granted to the Directors to allot and issue shares by adding to it the number of shares purchased under the authority granted pursuant to resolution numbered B1.

8.	Pursuant to Rule 13.39(4) of the Listing Rules, voting for all the resolutions set out in the notice of the annual general meeting will be taken by poll.

9.
The register of members of the Company will be closed from 20 May 2011 (Friday) to 27 May 2011 (Friday) (both days inclusive), during which no transfer of shares in the Company will be registered. In order to qualify for the proposed final dividends and to attend the meeting, members are reminded to ensure that all instrument of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration not later than 4:30 p.m. on 19 May 2011 (Thursday).

Exhibit 99.4

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Form of proxy for the Annual General Meeting to be held on 27 May 2011

I/We(Note 1) ________________________________________________________________________________________________________________________

of  ______________________________________________________________________________________________________________________________

being the registered holder(s) of ______________________________ shares(Note 2) of HK$0.02 each in the share capital of the above-named Company

HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or  _____________________________________________________________________________

_________________________________________________________________________________________________________________________________

of _______________________________________________________________________________________________________________________________

as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) of the said Company to be held at Island Shangri-La Hong Kong, Two Pacific Place, Supreme Court Road, Hong Kong on 27 May 2011 at 3 p.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below(Note 4).

	ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)
A1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors' Report thereon for the year ended 31 December 2010.
A2.	To declare a final dividend for the year ended 31 December 2010.
A3.	(i) To re-elect Mr. Fu Chengyu as Non-executive Director;	(i)	(i)
	(ii) To re-elect Mr. Li Fanrong as Executive Director;	(ii)	(ii)
	(iii) To re-elect Mr. Lawrence J. Lau as Independent Non-executive Director;	(iii)	(iii)
	(iv) To re-elect Mr. Wang Tao as Independent Non-executive Director; and	(iv)	(iv)
	(v) To authorise the Board of Directors to fix the remuneration of each of the Directors.	(v)	(v)
A4.	To re-appoint the Company’s independent auditors and to authorise the Board of Directors to fix their remuneration.
B1.
To grant a general mandate to the Directors to repurchase shares in the capital of the Company not exceeding 10% of the share capital of the Company in issue as at the date of passing of this resolution.

B2.
To grant a general mandate to the Directors to allot, issue and deal with additional shares in the capital of the Company not exceeding 20% of the share capital of the Company in issue as at the date of passing of this resolution.

B3.
To extend the general mandate granted to the Directors to allot, issue and deal with shares in the capital of the Company by the aggregate number of shares repurchased, which shall not exceed 10% of the share capital of the Company in issue as at the date of passing of this resolution.

Dated this _________________________ day of _______________ 2011                             Signed(Note 5) ____________________________________

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.

5.
This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.
In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.
To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong not less than 36 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.
Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.